GRACO


NORWAY
IRELAND
FRANCE
PORTUGAL
Lisbon
SPAIN
Barcelona
MOROCCO
ALGERIA
TUNISIA
MALTA
CRETE
CYPRUS
TURKEY
Ankara
MAURITANIA
MALI
NIGERIA
CHAD
SUDAN
CAMEROON
ARABIA
OMAN
CANARY IS.
MADEIRA IS.
AZORES

DISPELLING Myths

GRACO 2006 ANNUAL REPORT

DISPELLING *Myths*

Graco products impact the world everyday—in quiet, but substantial ways. Discover all that Graco really is...

Corporate Mission

Graco's mission is to generate sustained profitable growth to benefit its customers, employees, shareholders and communities. We will be the world's leading supplier of fluid management products and packages in the markets we target.

Corporate Vision

We will grow revenues by 10% and net earnings by 12% per year. We will grow our sales more significantly outside North America and in new markets, and with new products and improved business processes. Graco's goal is to have at least 30% of each year's revenues from new products introduced in the last three years and to have at least 5% of each year's revenues from sales in markets entered in the last three years. We will actively pursue focused strategic acquisitions where we can add significant value.

Corporate Profile

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids and viscous materials used in lubrication, commercial and industrial settings. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and superior customer service. Working closely with specialized distributors, Graco offers products which set the quality standards in a wide range of fluid handling applications, including spray finishing and paint circulation, lubrication, sealants and adhesives and power application equipment for contractors. Graco's ongoing investment in fluid management and controls will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and employs approximately 2,300 people worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.


"Through unwavering commitment to our core growth strategies: expansion into new markets, adding new distribution, introduction of new products, strategic sourcing and well-managed manufacturing practices, Graco has steadily grown from a small Minnesota company to a world leader in the markets we serve throughout the world."

Letter To Shareholders

FACT:

Following our proven strategies for sustained profitable growth has led Graco to another year of record performance in 2006.

With diverse products and a broad geographic presence, our businesses complement each other by sharing common technologies, distribution channels and well-tested global business processes. We leverage these, along with our strong industry knowledge and the execution of Graco best practices, throughout the world. Equally as important, we continue to strengthen our organization by investing in our people and fostering a culture of discipline and continuous improvement throughout the company and throughout the world.


$900
800
700
600
500
400
300
200
100
0
487.0
535.1
605.0
731.7
816.5
2002
2003
2004
2005
2006

Net Sales


$160
140
120
100
80
60
40
20
0
75.6
86.7
108.7
125.9
149.8
2002
2003
2004
2005
2006

Net Earnings

2006 Results

Some of the highlights this year included:

- Record sales of $816 million, up 12% from 2005
- Record net earnings of $150 million, up 19% from 2005
- Sales growth in all three geographic regions
- Sales growth in all three segments
- Acquiring Lubriquip, Inc. for cash
- Opening an assembly plant in Suzhou, China
- Expanding operations in Ohio by adding 58,000 square feet of manufacturing and engineering space
- Expanding operations in South Dakota by adding 22,000 square feet of manufacturing space
- Consolidating operations previously in New Jersey and Spain into other Graco facilities
- Paying our shareholders dividends of $39 million
- Repurchasing approximately two million shares of stock for $88 million

In the following pages, we address the myths that Graco faces. We hope the facts will provide you with a better understanding of Graco and what makes us valuable to our shareholders, our business partners, our customers, and our employees.

Organic Growth

Our primary objective is to pursue strategies that drive profitable organic sales. Graco's target, over a complete business cycle, is to achieve 6% to 8% annual organic sales growth on average. This target represents approximately twice the rate of growth of our diverse underlying markets. We are able to target a rate that exceeds underlying market growth rates by investing in new products, developing our distribution channels and expanding into new markets. In 2006, we were able to grow 9% organically and have achieved approximately 9% organic growth, on average, in each of the last five years.

Product Development

To support organic growth, we work tirelessly to deliver improved products to our customers. Product development teams are focused on tangible projects with high rates of success. Project ideas come from Graco's world-class marketing teams, distribution networks and the engineers who work in our segments. We continue to invest record amounts in product development, including $30 million this year. Our goal is to have at least 30% of each year's sales come from products introduced in the last three years.

Distribution Development

We maximize our revenue potential by adding qualified distributors to sell and service our products throughout the world. We believe that customers, who have access to our products and the support of a distributor nearby, will select Graco over the competition. Each year, we identify areas for distributor development and expansion. Plans are put in place and results are measured. These plans reflect our goal of reaching and serving the customer through the most effective channel to meet both their requirements and our objectives. The relationship between Graco and its distributors is based on respect, trust, mutual economic benefit and the expectation of a long-term relationship.

New Markets

New markets play a role in our growth by expanding our presence into previously unserved industries where we can add value. New market opportunities have arisen from a combination of our product development efforts and through acquisitions. In the past few years, new markets have included specialty texture applicators for both Europe and the home center market, sanitary pumping equipment, automotive refinish applicators, specialty sealant and adhesive equipment, reaction injection molding equipment and others.

Acquisitions

We seek acquisitions that increase shareholder value and contribute to Graco's long-term profitable growth. Acquisition candidates will be companies within our sphere of knowledge where we can add value to their business operations. Specifically, we pursue companies where we can leverage our strengths including: product expertise, meeting customer requirements, channel infrastructure, a deep understanding of relevant fluid technologies, world-class manufacturing and global administration.

Dispelling Myths

The theme for this year's annual report is dispelling some of the myths that are associated with our company. There are probably a lot of things people think of when they hear the name "Graco." Some of them don't fit or are just not true. Let me tell you about Graco: We are a global company. We can remain one of the most profitable companies in the world while manufacturing products in the United States. And, we have not run out of opportunities to improve our business and its profitability. Through the following pages, we hope you come away with a better understanding of Graco and what makes us valuable to our shareholders, our business partners, our customers, and our employees.

Summary

We had a tremendous year in 2006 and enter 2007 with continued confidence in our ability to achieve our long-term financial objectives.

In closing, I want to thank you, our shareholders, for your support and our employees for their ongoing commitment and dedication to making Graco a strong and vibrant company.

David A. Roberts

David A. Roberts
Chairman, President and Chief Executive Officer


GRACO

Introduced many new products in 2006; driving sales growth in all three segments and across all three geographic regions.



Graco is just another industrial manufacturer...

FACT:

Several milestones were reached this year. Graco celebrated its 80th anniversary and 20 years of trading on the NYSE. This year we also exceeded $800 million in sales. The principal reason for this accomplishment was strong organic growth in all of our regions and divisions.

At-a-glance

Industrial Segment

The Industrial segment designs and markets products for the liquid finishing, process, sealants, adhesives, protective coatings and foam markets. In 2006, this business segment generated 51% of Graco's total sales, or $416 million, up 13% over 2005 sales. The customers for liquid finishing and process are primarily manufacturers that transfer fluids such as paints and chemicals. Our pumps move the materials from drums and tanks through our proportioning equipment to our spray guns and dispensers. Customers using our protective coatings equipment apply materials used for protecting surfaces like bridges, water towers and ships from the elements, as well as traditional foam insulation in residential, commercial and industrial buildings. In addition, the segment's sealant and adhesive equipment is used by manufacturers to bond and seal assembled parts.

Contractor Segment

This segment experienced growth in 2006, especially in foreign markets. The segment designs and markets sprayers used to apply paint, architectural coatings and texture materials, as well as sprayers for pressure cleaning. Distributors of our products sell to painting, roofing, texture, corrosion control, line striping contractors and trades people. Our equipment is highly regarded for its durability and ease of use, as well as its ability to deliver high-quality finishes at rapid production rates. In addition, the Contractor segment designs and markets a line of sprayers for the non-professional through the home center market. In 2006, the segment generated $321 million in sales, 39% of the Company's total sales, up 5% over the previous year.

Lubrication Segment

While being a leader in the lubrication equipment industry for more than eight decades, Graco continues to expand its presence. The Lubrication segment designs and markets products to lubricate and maintain vehicles and in-plant equipment. It supplies products and systems to oil change facilities, service garages, fleet service centers, automobile dealership, mines and manufacturing companies. This segment continued its push to vertically integrate manufacturing with the acquisition of Lubriquip, Inc., a company that supplies products to the industrial and mobile lubrication markets. Sales from the segment have grown steadily and in 2006 the segment generated $80 million in sales, 10% of the company's total sales, up 34% over the previous year.



Executive Officers (left to right): Pat McHale, Chuck Rescorla, Chris Koch, Fred Sutter, Dale Johnson, Karen Gallivan, Simon Paulis, David Lowe, Mark Sheahan, Jim Graner

Products

Pumps and Sprayers

Air, electric, gas and hydraulic
- Transfer fluids to dispense and spray

Controls

Electronic/mechanical fluid control
- Manage flow, pressure and mix

Applicators

Automatic and manual dispense valves and spray guns
- Spray or dispense fluids

Accessories

Fittings, regulators, hoses
- Auxiliary components for complete product solutions

Key Markets Served

Industrial Products and Applied Fluid Technologies

- Aerospace
- Automotive/truck/bus assembly
- Automobile repair shops
- Process industries
- Farm and construction equipment
- General industrial assembly
- Medical/electrical
- Fabrication and molding
- Foam insulation contractors
- Industrial coating contractors
- Marine and rail
- Furniture
- Food

Contractor Equipment

- Painting and specialty contractors
- Ceiling and wall texture
- Remodeling
- Line striping

Lubrication Equipment

- Automobile dealerships
- Fast oil change facilities
- Fleet service centers
- Industrial lubrication
- Mining


Lubrication 10%
Industrial 51%
Contractor 39%

Segment Sales


Asia 13%
Europe 21%
Americas 66%

Global Sales



Yes, Graco is a North American-based company, but our presence and impact speaks many languages.



It is a widely held perception that Graco is merely a North American company...

FACT:

Graco is global, with a broad geographic presence that stretches around the world. Our employees, distribution network and customers can be found in nearly every part of the world.

Through unwavering commitment to our core growth strategies: expansion into new markets, adding new distributors, introduction of new products, strategic sourcing and well-managed manufacturing practices, Graco has steadily grown from a small Minnesota company to a world leader in the markets we serve.

Our literature is translated into 23 languages; we have distributors throughout the world and management in place to work with, understand and support cultural differences. From applications that spray protective coatings, to products that support materials in underground mines in Australia, or that paint the walls of the Forbidden City in Beijing, our products are universally recognized for the quality and reliability we proudly build into each piece of Graco equipment.

We expanded our reach

- From key corporate offices in the United States, Belgium and China we have established a strong corporate presence throughout the world –
  - European sales grew 16% in 2006.
  - In India, sales have increased 300% in just three years.
  - Sales in China were up 33% this year, and we reached the $100 million milestone in the Asia Pacific region, with customers such as Toyota, Nissan, Honda, Hyundai and Chery Automotive recognizing the value of our superior products.
- Our European business had significant success with Contractor Equipment products attracting the attention of several global business partners.
- The Reactor® fast-set foam unit sales grew 80% in Europe. We expect growth in all our high performance coating and foam products to continue in this region of the world.
- As China's construction industry addresses energy conservation, i.e. insulating buildings with foam, our distributors delivered growth by selling Reactor® and Fusion® products.
- In Malaysia, we opened our first national paint account with Seamaster Paints allowing painting contractors countrywide access to Graco products.
- We reached a milestone in 2006 when one of our oldest Asia Pacific distributors, Nagoya IEC, Nagoya, Japan, surpassed the 45-year mark as a Graco customer.



Distributors in Xiamen China representing the growing CED market in the Asia-Pacific RIM.

We changed the way people do business

- Through a series of more than 1,500 end-user demonstrations and Pro Shows in China, we've witnessed contractors converting from brushes and rollers to Graco airless paint spray equipment.
- A road show traveling across Europe made stops in 21 countries, conducted more than 2,400 demonstrations, and generated a 32% average sales increase from participating distributors.

We went deep into the earth and we reached new heights

- We developed and introduced a specialty texture sprayer for the European market. Sales of this unit have been robust throughout Europe.
- The success of Contractor Equipment products in France's Brico Depot stores led to negotiations with similar do-it-yourself chains in other European countries.
- The first reaction injection molding (RIM) unit was installed in China at Shanghai GM and our paint line equipment is prevalent throughout the region as Chinese, Thai and Indian automotive companies begin to emerge.
- In Vietnam, Graco's products for fine finish applications are found in the wood furniture manufacturing industry. These fine finish products are now being installed in that nation's automotive manufacturing plants, such as Ford Hanoi.
- In China's Pearl River Delta, we provide the coating for products such as iPods,® Mac PowerBooks,® cell phones and other consumer electronics.
- The burgeoning mining sector in Australia and New Zealand generated an outstanding regional sales increase of 75% for the Lubrication segment and an increase of 22% for high performance coatings and foam products.



NXT™ Supply Pumps
Newly designed NXT™ high-pressure air-operated airless sprayers set a new standard in performance.



Graco posted record profitability in 2006.



Graco cannot continue to produce strong operating margins over time...

FACT:

Graco has a record of long-term growth. Further improvement in margins can indeed continue because of our disciplined operating processes, growing geographic presence and improved products.

When a company steadfastly adheres to a disciplined strategy that maximizes and reinvests in technology for efficiency and volume, positive margins typically follow. That is exactly the formula Graco has embraced and a philosophy that is championed today from the plant floor to the boardroom.

By stepping forward as the industry leader when it comes to investing in technology, Graco's labor and operating costs are significantly reduced. While the skills and experience of our more than 2,300 employees worldwide are priceless, we recognize that strategic, technology-driven manufacturing is also vital to maximizing our operational efficiency and to delivering world-class products to our customers.

For 9 out of the last 11 years, we have reduced our manufacturing cost to produce. Business year 2006 was no exception, despite higher energy, materials and labor costs. We have achieved this through a culture of disciplined product design focused on capitalizing on the efficiencies of our manufacturing capabilities, manufacturing expertise and continuous improvement, and the execution of well-tested best practices.

Vertically integrating manufacturing

Whenever feasible, we strive for focused factories and product-based cells. We study and develop the most effective processes to make each type of product. Once the process is refined and a focused group of employees is trained, the product manufacturing is consolidated into a single cell.

- All spray gun manufacturing is located in South Dakota with a cell dedicated to producing spray guns for the industrial market worldwide. In 2006, we moved the spray guns acquired through the Gusmer acquisition into the South Dakota cell and realized significant cost reductions.
- We moved automated buffing of spray guns in-house. The robotic buffing reduced both cost and lead-time.

Maximizing efficiency through technology

By incorporating the most advanced technology available, one employee can now simultaneously operate up to three machines in certain operational areas – enhancing both the employee's skill level and overall productivity.

- Graco's personnel are trained to operate some of the most advanced manufacturing equipment anywhere and the resulting increase in productivity contributes to our outstanding margins.
- We have some of the most experienced engineers and machinists in the field. The average tenure of our machinists is 17 years; our engineers have been with us an average of 9 years. Employees who know and understand our systems and procedures routinely suggest cost improvements.



The robotic buffing cell used for Graco's Contractor™ II gun.

Leveraging our strengths in manufacturing

In 2006, we acquired Lubriquip, Inc., a company that supplies products to the industrial and mobile lubrication market. This purchase provided us with the opportunity to integrate the Lubriquip products into our existing focused factories and cells to take advantage of our advanced technology and processes, improving margins on these products. We are transferring production from Madison, Wisconsin, and Cleveland, Ohio, into a newly acquired facility in Anoka, Minnesota, and have invested in equipment upgrades for that factory to bring these assets up to our world-class standards.

In the past year, Graco has not only lowered operating costs as a percentage of net sales, it has also increased volume, diversified its product mix and invested in technology designed to increase productivity and efficiency. Our sustainable, long-term strategy plays out in each decision made – from purchasing, new product development, acquisitions, hiring and more. The opportunities are many and leveraged whenever possible. Yes, Graco can continue to show strong margins across time.



Razor™ Spray Guns
Graco introduces a new era in performance with the Razor™ gun family



Recognized by Forbes as one of the best mid-cap companies.

A company must manufacture overseas to be competitive... Myth

FACT

Graco's focused manufacturing strategy and global sourcing capabilities keep us competitive.

As a company founded in the middle of the United States more than eight decades ago, North American sales continue to account for approximately two-thirds of Graco's annual sales. While worldwide sales are a significant part of our future growth, manufacturing operations remain in the United States for a number of significant reasons.

Graco's strategic investments in technology, personnel and in acquisitions means that we do not have to outsource the majority of our manufacturing overseas to enhance profitability. We've posted many years of strong margins through our American manufacturing facilities as proof that this strategy works.

Graco remains committed to having our manufacturing rooted in the United States, with select investments in offshore operations as needed to serve our growing worldwide customer base. By doing so, we retain control over what matters to us – our reputation as having state-of-the-art operations and the highest quality products available to our customers worldwide.

We benefit from manufacturing in North America

- With product design engineering centers close to manufacturing operations, we are able to launch new products rapidly and support manufacturing cost reduction opportunities.
- We continually invest in technologies to improve our product quality.
- We remain cost-competitive through strategic sourcing and vertical integration.
- Graco reduces labor costs through focused factory and cell technology.
- We leverage manufacturing volume to manage and improve margins.

Operating on a global basis

- We continually seek to procure the finest, most cost-effective materials from around the world. By sourcing materials from outside the Americas, we reduce our product costs.
- Recognizing that the Asia Pacific market is the fastest growing region for us, we opened an assembly plant in China to support future growth.

Focusing the foundation of our manufacturing in the United States reflects our commitment to operational excellence – a commitment embraced by our board of directors on down through the organization. It is not a new concept, but rather it is a part of our company's mission and an integral part of our formula for success.



James Schwartz shown with the Nakamura STW-40 CNC dual spindle, multi-tasking lathe used to machine large pump parts.



Reactor® H-25

A new hybrid, entry-level Graco|Gusmer unit for spraying foam and polyurea

Board of Directors

David A. Roberts
Chairman, President and Chief Executive Officer, Graco Inc.

Robert G. Bohn
Chairman, President and Chief Executive Officer, Oshkosh Truck Corporation

William J. Carroll
Principal, Highland Jebco L.L.C.

Jack W. Eugster
Retired Chairman, President and Chief Executive Officer, Musicland Stores Inc.

J. Kevin Gilligan
Chief Executive Officer, United Subcontractors, Inc.

Lee R. Mitau
Executive Vice President and General Counsel, U. S. Bancorp

Marti Morfitt
President and Chief Executive Officer, CNS, Inc.

Mark H. Rauenhorst
President and Chief Executive Officer, Opus Corporation

William G. Van Dyke
Retired Chairman, Donaldson Company, Inc.

Robert W. Van Sant
President and Chief Executive Officer, Paladin

Management

David A. Roberts
Chairman, President and Chief Executive Officer

Karen Park Gallivan
Vice President, General Counsel and Secretary

James A. Graner
Chief Financial Officer and Treasurer

Dale D. Johnson
Vice President and General Manager, Contractor Equipment Division

D. Christian Koch
Vice President and General Manager, Asia Pacific

David M. Lowe
Vice President and General Manager, Industrial Products Division

Patrick J. McHale
Vice President and General Manager, Lubrication Equipment Division

Simon J. W. Paulis
Vice President and General Manager, Europe

Charles L. Rescorla
Vice President, Manufacturing and Distribution Operations

Mark W. Sheahan
Chief Administrative Officer

Fred A. Sutter
Vice President and General Manager, Applied Fluid Technologies Division

Directory

AMERICAS

Minnesota

Corporate Headquarters
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
(612) 623-6000

Mailing Address
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441

Riverside Office Complex
65 – 11th Avenue Northeast
Minneapolis, Minnesota 55413

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, Minnesota 55413

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374

Anoka
1201 Lund Blvd
Anoka, Minnesota 55303

South Dakota
3501 North 4th Avenue
Sioux Falls, South Dakota 57104

Ohio
8400 Port Jackson Avenue NW
North Canton, Ohio 44720

Canada
6760 Davand Unit 3
Mississauga, Ontario L5T 2L9
Canada

EUROPE

Belgium
European Headquarters
Graco N.V.
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen
BELGIUM

Spain
Rambla Torre de l'Onclet, 7
Sector Industrial Masia d'en Barreres
08800 Vilanova i la Geltru
Barcelona
SPAIN

United Kingdom
Stewarts Road
Finedon Road Industrial Estate
Wellingborough, Northants NN8 4RJ
UNITED KINGDOM

ASIA PACIFIC

China
Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waigaoqiao
Free Trade Zone
Pudong New Area
Shanghai
THE PEOPLE'S REPUBLIC OF CHINA

Graco Fluid Equipment (Suzhou) Co., Ltd.
36 Qiming Road, EPZ B
288 Shengpu Road, SIP
Suzhou 215021
THE PEOPLE'S REPUBLIC OF CHINA

Hong Kong
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street, Causeway Bay
Hong Kong Special Admin. Region
THE PEOPLE'S REPUBLIC OF CHINA

Japan
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku, Yokohama 224
JAPAN

Korea
Graco Korea Inc.
4th Floor, Choheung Bank Building,
1599, Gwanyang-Dong, Dongan-Ku
Anyang-City, Kyoungki-Province, 431-060
KOREA

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." On December 29, 2006, there were 66,804,781 shares outstanding and 2,663 common shareholders of record, with another estimated 25,900 shareholders whose stock is held by nominees or broker dealers.

Quarterly Financial Information

(In thousands, except per share amounts)	2006				2005				2004			
Quarter	1	2	3	4	1	2	3	4	1	2	3	4
Net sales	$192,216	$218,632	$202,199	$203,421	$170,944	$198,221	$176,934	$185,603	$134,982	$160,165	$149,066	$160,819
Gross profit	103,227	116,946	106,611	107,173	85,866	102,292	94,722	96,470	73,404	85,142	82,120	87,744
Net earnings	35,422	41,335	37,392	35,617	27,039	35,638	30,898	32,279	22,327	29,979	28,817	27,558
Diluted net earnings Per common share	0.51	0.60	0.54	0.52	0.38	0.51	0.44	0.46	0.32	0.43	0.41	0.39
Stock price												
High	$45.43	$48.95	$46.37	$43.60	$40.68	$40.25	$38.23	$37.55	$29.11	$31.05	$33.66	$37.70
Low	36.50	42.50	37.00	38.61	34.00	31.83	33.89	32.05	26.43	27.12	29.96	33.76
Close*	45.43	45.98	39.06	39.62	40.36	34.07	34.28	36.48	29.11	31.05	33.50	37.35
Volume (# of shares)	19,428	21,925	24,882	26,326	18,642	31,776	17,328	25,149	12,095	13,801	15,972	16,348

* As of the last trading day of the calendar quarter.

GRACO


ALGERIA
MAURITANIA
MALI

DISPELLING *Myths*

2006 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 29, 2006, or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File No. 001-09249

Graco Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	41-0285640
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

88 –11th Avenue Northeast
Minneapolis, MN 55413
(Address of principal executive offices) (Zip Code)

(612) 623-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $1.00 per share
Preferred Share Purchase Rights
Shares registered on the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by a check mark if the registrant is a well-known seasoned investor, as defined in Rule 405 of the Securities Act. Yes_X_ No__

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes__ No_X_

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No__.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act). Large accelerated filer_X_ Accelerated filer__ Non-accelerated filer__

Indicate by a check mark whether the registrant is a shell company, as defined by Rule 12b-2 of the Act.
Yes__ No_X_

The aggregate market value of approximately 67,018,000 shares held by non-affiliates of the registrant was approximately $3.1 billion on June 30, 2006.

As of February 16, 2007, 66,647,827 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 20, 2007, are incorporated by reference into Part III, as specifically set forth in said Part III.

INDEX TO ANNUAL REPORT

ON FORM 10-K

ACCESS TO REPORTS

Investors may obtain access free of charge to the Graco Inc. annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports by visiting the Graco website at www.graco.com. These reports will be available as soon as reasonably practicable following electronic filing with, or furnishing to, the Securities and Exchange Commission.

PART I

ITEM 1 – BUSINESS

Our Company was originally incorporated in the state of South Dakota in 1926 as Gray Company, Inc. and in the state of Minnesota in 1947. It began business as a Minneapolis, Minnesota-based manufacturer of grease guns and lubricating pumps primarily for servicing vehicles. Our Company changed its name to Graco Inc. and first offered its common stock to the public in 1969. Today we provide fluid handling solutions to organizations involved in manufacturing, processing, construction and maintenance throughout the world.

Graco Inc. and its subsidiaries (which we refer to in this Form 10-K as us, we, or our Company) sells a full line of products in each of the following geographic markets: the Americas (North and South America), Europe (including the Middle East and Africa), and Asia Pacific. Sales in the Americas represent approximately 70 percent of our Company's total sales; sales in Europe approximately 20 percent; and sales in Asia Pacific approximately 10 percent. Part II, Item 7, *Results of Operations* and Note B to the Consolidated Financial Statements of this Form 10-K contain financial information about these geographic areas. Our Company provides marketing, product design and application assistance to, and employs sales personnel in, each of these geographic markets. Subsidiaries located in Belgium, the People's Republic of China, Japan, and Korea distribute our Company's products in their local geographies.

For more information about our Company, our products, services and solutions, visit our website at www.graco.com. The information on the website is not part of this report nor any other report filed or furnished to the Securities and Exchange Commission (SEC).

Business Segments

Our Company classifies its business into three reportable sales/engineering/marketing segments, each with a world-wide focus: Industrial, Contractor and Lubrication. Manufacturing for all three segments is centrally managed. Financial information concerning these segments is set forth in Part II, Item 7, *Results of Operations* and Note B to the Consolidated Financial Statements of this Form 10-K.

The equipment developed and distributed by our Company's segments is broadly described as fluid handling equipment. It is used to spray, dispense, measure and move a wide variety of fluids and semi-solids in a wide variety of applications in manufacturing, processing, construction and maintenance industries. Our Company's products make customers more productive by enabling them to reduce their use of labor and material.

The development of technologically superior, multiple-featured, reliable products is a key strategy of our Company. Our Company strives to generate approximately 30 percent of its annual sales from products introduced in the prior three years. In 2006, we generated 21 percent of our sales from new products. In 2005 and 2004, the percentage of sales represented by new products was 29 and 28 percent, respectively. Major product development efforts are carried out in facilities located in Minneapolis and Rogers, Minnesota. Some development work on Liquid Control-branded products is carried out in North Canton, Ohio. The product development and engineering group in each segment focuses on new product design, product improvements, applied engineering and strategic technologies for its specific customer base. Total product development expenditures for all segments were $30 million, $27 million and $22 million in 2006, 2005 and 2004 respectively.

Manufacturing is a key competency of Graco. Our Company invests significant resources in maximizing the quality, responsiveness and cost-effectiveness of its production operations by purchasing state-of-the-art equipment and doing most machining, assembly and testing in-house. Principal products are manufactured in vertically integrated focused factories and product cells. Raw materials and purchased components are sourced from suppliers around the world.

Other primary objectives of our Company include the expansion of distribution, the penetration of new markets and the completion of acquisitions. These subjects are discussed below in the context of each segment's business operations.

Our Company's headquarters are located in a 139,000 sq. ft. facility in Minneapolis, Minnesota. In 2006, the facility was also occupied by the management, marketing and product development personnel assigned to the Lubrication and Industrial segments. Information systems, accounting services and purchasing for our Company are housed in a 42,000 sq. ft. office building nearby.

A large percentage of our Company's facilities are devoted to manufacturing the various products offered for sale by the business segments. Office and warehouse space is often included in such facilities.

Products marketed by the Industrial segment are manufactured in owned facilities in Minneapolis, Minnesota (405,000 sq. ft. manufacturing/warehouse/office), Sioux Falls, South Dakota (149,000 sq. ft. manufacturing/office), North Canton, Ohio (132,000 sq. ft. manufacturing/office), and Wellingborough, U.K. (12,500 sq. ft. manufacturing/office), and leased facilities in Mississauga, Ontario (11,760 sq. ft. assembly/office) and Vilanova, Spain (29,000 sq. ft. manufacturing/warehouse/ office). During 2006, our Company transferred the manufacture of spray guns formerly made by Gusmer in Lakewood, New Jersey, to the Sioux Falls plant. Gusmer and Decker reaction injection molding (RIM) products were manufactured in leased facilities in Lakewood, New Jersey (23,000 sq. ft. office; 59,000 sq. ft. manufacturing/warehouse) through mid-December 2006, when operations were transferred to North Canton, Ohio. The lease for the Lakewood, New Jersey, facilities will terminate in April 2007. A 50,000 sq. ft. addition is being built in North Canton to accommodate the RIM operation and future growth. Our Company will cease manufacturing in the Vilanova, Spain facility in the first half of 2007; products formerly manufactured in this facility will be manufactured in Minneapolis, but warehousing for, and distribution to, Spanish customers will continue. Some Industrial segment products are assembled for the European market in an owned facility located in Maasmechelen, Belgium, site of our Company's European headquarters (75,000 sq. ft. warehouse/office).

Products marketed by the Contractor segment are manufactured in owned facilities in Rogers, Minnesota (333,000 sq. ft. manufacturing/warehouse/office). Segment management, marketing, engineering, customer service, warehouse, shipping, sales and training are also located at the Rogers facility. The Sioux Falls, South Dakota, plant manufactures spray guns and accessories for the Contractor segment.

During 2006, Lubrication segment products were produced in Minneapolis, Minnesota, in a facility shared with the Industrial segment, in an owned facility in Cleveland, Ohio (88,000 sq. ft. manufacturing/warehouse/office) and a leased facility in Madison, Wisconsin (47,000 sq. ft. manufacturing/warehouse/office). During the fourth quarter some Lubrication products were assembled in the new facility owned by our Company in Suzhou, People's Republic of China (P.R.C.) (79,000 gross sq. ft. assembly/warehouse/office). Currently the output of the Suzhou plant is shipped to Minneapolis, Minnesota, for subsequent worldwide distribution. The plant is expected to produce products designed specifically for the Asia Pacific market sometime in the future. In August 2006, our Company purchased a 180,000 sq. ft. facility in Anoka, Minnesota, that is being prepared to accept the consolidation of all U.S.-based Lubrication segment activities beginning in the first quarter of 2007. The Lubriquip plants located in Cleveland, Ohio, and Madison, Wisconsin, will be closed during 2007 as operations in Anoka commence. Manufacturing of traditional lubrication equipment and segment management, marketing, engineering, customer service, warehouse, shipping, sales and training will be moving from Minneapolis facilities to Anoka in 2007.

Industrial Segment

The Industrial segment is the largest part of our Company's businesses and represents approximately 50 percent of our total sales. This segment includes the Industrial Products and the Applied Fluid Technologies divisions. These divisions were created in 2005 to better manage the businesses acquired with the acquisitions of Liquid Control Corporation and Gusmer Corporation. While both divisions market their products and services to customers who manufacture, assemble, repair and refinish appliances, vehicles, airplanes, electronics, cabinets and furniture and other products, the divisions focus on different fluids applied in these industries.

Most Industrial segment equipment is sold worldwide through general and specialized distributors, integrators and original equipment manufacturers. Distributors promote and sell the equipment, provide product application expertise and offer on-site service, technical support and integration capabilities. Integrators implement large individual installations in manufacturing plants where products and services from a number of different vendors are aggregated into a single system. Sharpe® products are distributed by warehouse distributors and jobbers to auto body repair shops. Original equipment manufacturers incorporate our Company's Industrial segment products into the systems and assemblies that they supply to customers. RIM and Liquid Control-brand equipment is primarily sold directly to manufacturers.

Industrial Products

The Industrial Products division focuses its development and sales efforts on three main product families: equipment to apply paint and other coatings to motor vehicles, appliances, furniture and other industrial and consumer products; equipment to move and dispense chemicals and liquid and semi-solid foods; and equipment to refinish and repair automobiles.

Finishing equipment is offered to apply paints, varnishes, and other coatings to products such as automobiles and furniture. This equipment includes paint circulating and paint supply pumps, various accessories to filter, transport, agitate and regulate the fluid, spare parts such as spray tips, seals and filter screens, and a variety of applicators that use different methods of atomizing and spraying the paint or other coating depending on the viscosity of the fluid, the type of finish desired, and the need to maximize transfer efficiency and minimize overspray and the escape of volatile compounds (VOCs).

Our Company's double diaphragm and piston transfer pumps are offered to the chemical, petroleum and food processing industries. FDA-compliant pumps, including 3A1 sanitary pumps for use in dairies, easily dismantled diaphragm pumps, transfer pumps and drum and bin unloaders are used in many processes which require sanitary conditions. These include pharmaceutical, cosmetic, beverage and food processing applications.

In addition to equipment designed to apply an original "finish" to various surfaces, Sharpe spray guns are used in the repair (refinishing) of automobiles. The Razor™ line of spray guns introduced in 2006 permits the painter to use a single gun platform to support all material needs from primer to clear coat.

Applied Fluid Technologies

The Applied Fluid Technologies division directs its engineering, sales and marketing efforts toward three broad product families: equipment to apply high performance coatings and foam (protective coatings); equipment to apply sealants and adhesives; and equipment to create reaction injection molded polyurethane parts.

Our Company offers a full line of plural component proportioning equipment to apply protective coatings to a wide variety of surfaces. The Reactor® line of plural component pumps (air, electric or hydraulically-powered) is used to apply foam and polyurea to insulate walls, coat tanks, pipes, roofs and truck beds, waterproof and apply adhesives and caulks to joists, rims and seams, where accurate temperatures and pressures are required to achieve optimum coating results. These pumps are incorporated into systems with our Company's heated hose, diaphragm supply pumps and Fusion™ spray guns with accurate mix capability. The Reactor systems are also available installed in trailer rigs for mobility and flexibility at remote job sites.

Our Company offers sealant and adhesive equipment (SAE) pumps, applicators and accessories, to the automotive industry, insulated glass, furniture assembly, window manufacturing, bookbinding and other industrial manufacturers. The Therm-O-Flow® bulk melt system was introduced during 2006 and offers a new generation air motor called the NXT™ with an embedded control structure (provides runaway protection, diagnostics and material usage data), modular air valve, and integrated air controls. The Liquid Control line of equipment meters, mixes and dispenses precision beads of sealants and adhesives and is customized for use in the electronics and automotive industries and in bonding, molding, sealing, doming and gasketing other products.

Our Company acquired the reaction injection molding (RIM) equipment business when it acquired Liquid Control Corporation and Gusmer Corporation in 2005. RIM manufacturing and engineering operations were consolidated in North Canton, Ohio at the end of 2006. Polyurethane RIM systems are used to reduce road noise and vibration in motor vehicles and to produce a wide variety of injection molded parts for automobiles, trucks, consumer products and general industrial use. RIM systems are highly customized and material suppliers and end-user customers play a significant role in the development of RIM systems for specific applications.

Contractor Segment

Generating approximately 40 percent of our Company's 2006 total sales, the Contractor segment represents our second largest business. This segment markets a complete line of airless paint and texture sprayers (air, gas, hydraulically- and electrically-powered), accessories such as spray guns, hoses and filters and spare parts such as tips and seals, to professional and semi-professional painters in the construction and maintenance industries. The products are distributed primarily through stores whose main products are paint and other coatings. Contractor products are also sold through general equipment distributors. A limited line of sprayers are distributed through the home center channel. In 2006 sales to The Sherwin-Williams Company, a manufacturer and retailer of paint and related products, represented 10 percent of the Company's consolidated sales.

Contractor equipment includes a wide variety of sprayers, including sprayers that apply lines to roads, parking lots, fields and floors; texture to walls and ceilings; highly viscous coatings to roofs; and paint to walls and structures. Many of these sprayers and their accessories contain one or more advanced technological features such as micro-processor based controls for consistent spray and protective shut-down, a pump that may be removed and re-installed without tools; an easy clean feature; gas/electric convertibility; and an extremely durable pump finish. Continual technological innovation and broad product families with multiple offerings are characteristic of our Company's Contractor equipment business. Painters are encouraged to upgrade their equipment regularly to take advantage of the new and/or more advanced features. As an example, the GH™833 (gas-hydraulic) sprayer was introduced in 2006. This unit, which replaced a number of hydraulically-driven sprayers, can spray abrasive materials with 4000 psi of pressure, is portable and has features previously appearing on several other Contractor product families, such as a pump lower with an extremely durable finish and an easily dismantled pump system and intake valve.

A large percentage of our Contractor sales come from the North American market, although Contractor products are marketed and sold in all major geographic areas. In recent years, the segment has increased its effort to appeal to customers outside of North America by developing products specifically for these markets, like the Mark X™ texture sprayer, a 240 volt, 2.4 gallons per minute electric sprayer used to fill in rough areas on plaster and concrete walls and designed to be sold in Europe and Asia Pacific where less drywall is used.

In Europe and Asia Pacific, where the application of paint by brush and roller is more prevalent than by spraying, local sales personnel have pursued a strategy of end-user conversion, which relies heavily on in-person demonstrations to acquaint local painters with the efficiency and superior finish quality of spray painting.

Lubrication Segment

Traditionally, the Lubrication segment has focused on pumps, applicators and accessories, such as meters and hose reels, for the motor vehicle lubrication market. In this market, our Company's customers include fast oil change facilities, service garages, fleet service centers, automobile dealerships, and auto parts stores. Recent acquisitions have expanded the segment's product offering, providing access to new markets. In November 2005, our Company acquired the assets of PBL Industries, a manufacturer of small electric fuel and oil transfer pumps for use in remote locations to supply fuel and oil to ranch, farm and construction machinery and off-road vehicles. In July 2006, Lubriquip, Inc., a manufacturer of automatic lubrication systems, was acquired. The Lubrication segment represents approximately 10 percent of our Company's sales during 2006.

Although the bulk of the Lubrication segment's sales come from North America, the segment is responsible for world-wide marketing and sales of our Company's lubrication equipment. Products are distributed in each of our Company's major geographic markets, primarily through independent distributors serviced by independent sales representatives, a dedicated sales force in the automatic lubrication systems market and direct sales generalists in foreign markets. Some automatic lubrication systems are marketed to original equipment manufacturers (OEMs). Fuel and oil transfer pumps are marketed through OEMs and to retail customers in select home centers and auto parts stores. In addition, these pumps were made available to our Company's traditional Lubrication equipment distribution channel in the fall of 2006.

In an effort to expand its market for oil and grease pumps beyond the traditional vehicle service user, the Lubrication segment introduced the Hurricane™ electric oil dispense pump during 2006. This pump-in-a-box provides a light-weight bulk dispense system that requires neither plumbing nor hard wiring prior to operation.

Lubriquip, Inc. is a manufacturer of systems for the automatic lubrication of factory machine tools, compressors and pumps used in petrochemical and gas transmissions plants; bearings and gears on equipment in metal, pulp and paper mills; conveyors and material handling equipment; and off-road and over-the-road trucks. Lubriquip systems are primarily sold through distribution.

Raw Materials

The primary materials and components used in the manufacturing process are steel of various alloys, sizes and hardness; specialty stainless steel and aluminum bar stock, tubing and castings; tungsten carbide; electric motors; injection molded plastics; sheet metal; forgings; powdered metal; hoses; and electronic components. In general, the raw materials and components used are adequately available through multiple sources of supply. In order to manage cost, our Company continues to increase its global sourcing of materials and components, primarily in the Asia Pacific region.

During 2006, our Company experienced increases in the price of stainless steel, copper, zinc, and aluminum. Our Company is endeavoring to address fluctuations in the price and availability of various materials and components through close management of current suppliers, long-term agreements and an intensive search for new suppliers. A lack of capacity at a major castings supplier resulted in delays in the delivery of finished products to our customers during 2006.

Intellectual Property

We own a number of patents and have patent applications pending both in the United States and in other countries, license our patents to others, and are a licensee of patents owned by others. In our opinion, our business is not materially dependent upon any one or more of these patents or licenses. Our Company also owns a number of trademarks in the United States and foreign countries, including the registered trademarks for "GRACO," several forms of a capital "G," "Decker," "Gusmer," "Lubriquip" and various product trademarks which are material to our business, inasmuch as they identify Graco and our products to our customers.

Competition

We face substantial competition in all of our markets. The nature and extent of this competition varies in different markets due to the depth and breadth of our Company's product lines. Product quality, reliability, design, customer support and service, personal relationships, specialized engineering and pricing are the major competitive factors in our markets. Although no competitor duplicates all of our products, some competitors are larger than our Company, both in terms of sales of directly competing products and in terms of total sales and financial resources. We also face competitors with different cost structures and expectations of profitability and these companies offer competitive products at lower prices. We believe we are one of the world's leading producers of high-quality specialized fluid handling equipment. It is not possible to determine our relative market position because of the absence of reliable industry-wide third-party data.

Environmental Protection

Our compliance with federal, state and local environmental laws and regulations did not have a material effect upon our capital expenditures, earnings or competitive position during the fiscal year ended December 29, 2006.

Employees

As of December 29, 2006, we employed approximately 2,300 persons on a full-time basis. Of this total, approximately 350 were employees based outside the United States, and 950 were hourly factory workers in the United States. With the exception of approximately 40 factory workers at the Lubriquip plant in Cleveland, Ohio, who are represented by the United Automobile, Aerospace and Agricultural Workers of America, none of our Company's U.S. employees are covered by a collective bargaining agreement. Various national industry-wide labor agreements apply to certain employees in Europe. Compliance with such agreements has no material effect on our Company or its operations.

Item 1A. Risk Factors

Foreign Operations — Conditions in foreign countries and changes in foreign exchange rates may impact our results of operations by reducing our sales volume or rate of growth.

We have operations in North America, Europe and Asia. In 2006, approximately 42 percent of our sales was generated by customers located outside the United States. Sales to customers located outside the United States exposes us to special risks, including the risk of terrorist activities and civil disturbances, and special taxes, regulations and restrictions. We are increasing our presence in the Asia Pacific region. We began assembling products at our factory in Suzhou, P.R.C. in the fourth quarter of 2006 and are sourcing many of the components used in the assembly process from the local market. In addition, sales in Eastern Europe are increasing at a faster rate than in Western Europe. Our revenues and net income may be adversely affected by more volatile economic and political conditions in the Middle East, Asia Pacific and Europe. Changes in exchange rates between the U.S. dollar and other currencies will impact our reported sales and earnings.

Foreign Suppliers – Our Company has increased its sourcing of raw materials and components from vendors located outside the United States. Interruption or delays in delivery may adversely affect our profitability.

We are sourcing an increasing percentage of our materials and components from suppliers outside the United States. Long lead times may reduce our flexibility and make it more difficult to respond promptly to fluctuations in demand. Changes in exchange rates between the U.S. dollar and other currencies may impact the manufacturing costs of our products and affect our profitability.

Major Customers — Our Contractor Equipment segment depends on a few large customers for a significant portion of its sales. Significant declines in the level of purchases by these customers could reduce our sales.

We derive a significant amount of revenue from a few large customers. Substantial decreases in purchases by these customers, difficulty in collecting amounts due or the loss of their business would adversely affect the profitability of our Company's Contractor Equipment segment. The business of these customers is dependent upon the economic vitality of the construction and home maintenance markets. If these markets decline, the business of our customers could be adversely affected and their purchases of our equipment could decrease.

Acquisitions — Our growth strategy includes acquisitions. Suitable acquisitions must be located, completed and integrated into our existing businesses in order for this strategy to be successful.

We have identified acquisitions as one of the strategies by which we intend to grow our business. If we do not successfully acquire and integrate businesses into our current business model, or realize projected efficiencies and cost-savings from acquired businesses, we may be unable to meet our growth or profit objectives.

Natural Disasters — Our operations are at risk of damage or destruction by natural disasters, such as earthquakes, tornadoes or unusually heavy precipitation.

The loss of, or substantial damage to, one of our facilities could make it difficult to supply our customers with product and provide our employees with work. Our manufacturing and distribution facility in Minneapolis, which supplies our Industrial and Lubrication products, is on the banks of the Mississippi River where it is exposed to flooding. Flooding could also damage our European headquarters and warehouse in Maasmechelen, Belgium or our factory in Suzhou, P.R.C. Tornadoes could damage or destroy our facilities in Sioux Falls, Rogers or Minneapolis and a typhoon could do the same to our facilities in Suzhou. An earthquake may adversely impact our operations in Suzhou.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The information concerning the location and general character of the physical properties of our Company contained under the heading "Business-Business Segments" in Part I of this 2006 Annual Report on Form 10-K is incorporated herein by reference.

Sales activities in the countries of Japan, Korea, and the P.R.C. are conducted out of leased facilities – Yokohama, Japan (18,500 gross sq. ft. office); and Gwangju-Gun, Korea (15,750 sq. ft. total for two separate facilities-warehouse and office). Our Company also leases space for liaison offices in the P.R.C. and India and for a sales office in Australia.

Our Company's facilities are in satisfactory condition, suitable for their respective uses and are generally adequate to meet current needs. With the exception of delays engendered by a lack of capacity at a major casting supplier and an unanticipated surge in orders for several newly introduced products, manufacturing capacity generally met business demand during 2006. Production requirements in the immediate future are expected to be met through the purchase of the facility in Anoka, Minnesota, additions to the North Canton, Ohio, and Sioux Falls, South Dakota facilities, the installation of new automatic and semi-automatic machine tools, efficiency and productivity improvements, and the use of available subcontract services.

Item 3. Legal Proceedings

Our Company is engaged in routine litigation incident to our business, which management believes will not have a material adverse effect upon our operations or consolidated financial position. We have also been named as a defendant in a number of lawsuits alleging bodily injury as a result of exposure to asbestos, and a number of lawsuits alleging bodily injury as a result of exposure to silica. All of these lawsuits have multiple (most in excess of 100) defendants, and several have multiple plaintiffs. None of the suits make specific allegations regarding our Company or any of its products. A portion of the cost and potential liability for these claims is covered by insurance. Management does not expect that resolution of these matters will have a material adverse effect on our Company, although the ultimate outcome cannot be determined based on available information.

Item 4. Submission of Matters to a Vote of Security Holders

No issues were submitted to a vote of security holders during the fourth quarter of 2006.

Executive Officers of Our Company

The following are all the executive officers of Graco Inc. as of February 19, 2007:

David A. Roberts, 59, is Chairman, President and Chief Executive Officer, a position he has held since April 2006. He served as President and Chief Executive Officer from June 2001 to April 2006. Prior to joining Graco, he was Group Vice President of the Marmon Group, from 1996 to June 2001. Mr. Roberts has been a director of Graco since June 2001.

Karen Park Gallivan, 50, became Vice President, General Counsel and Secretary in September 2005. She was Vice President, Human Resources from January 2003 to September 2005. Prior to joining Graco, she was Vice President of Human Resources and Communications at Syngenta Seeds, Inc., from January 1999 through December 2003. From 1992 through January 1999, she served as Vice President, Human Resources, Communications and General Counsel for Novartis Nutrition Corporation, and from October 1988 until 1992, she held the position of General Counsel for Novartis Nutrition Corporation. Prior to joining Novartis, Ms. Gallivan was an attorney with the law firm of Rider, Bennett, Egan and Arundel. She joined the Company in January 2003.

James A. Graner, 62, became Chief Financial Officer and Treasurer in September 2005. He was Vice President and Controller from March 1994 to September 2005. He was Treasurer from May 1993 through February 1994. Prior to becoming Treasurer, he held various managerial positions in the treasury, accounting and information systems departments. He joined the Company in 1974.

Dale D. Johnson, 52, became Vice President and General Manager, Contractor Equipment Division in April 2001. From January 2000, through March 2001, he served as President and Chief Operating Officer. From December 1996 to January 2000, he was Vice President, Contractor Equipment Division. Prior to becoming the Director of Marketing, Contractor Equipment Division, in June 1996, he held various marketing and sales positions in the Contractor Equipment Division and the Industrial Equipment Division. He joined the Company in 1976.

D. Christian Koch, 42, became Vice President and General Manager, Asia Pacific in January 2004. From June 2003 through December 2003, he served as Vice President, Asia Pacific and Latin America. Prior to becoming Vice President, Lubrication Equipment Division in June 2003, he held various sales and marketing positions in the Industrial and Lubrication Equipment Divisions. Mr. Koch joined the Company in December 1998.

David M. Lowe, 51, became Vice President and General Manager, Industrial Products Division in February 2005. He was Vice President and General Manager, European Operations from September 1999 to February 2005. Prior to becoming Vice President, Lubrication Equipment Division in December 1996, he was Treasurer. Mr. Lowe joined the Company in February 1995.

Patrick J. McHale, 45, became Vice President and General Manager, Lubrication Equipment Division in June 2003. He was Vice President of Manufacturing and Distribution Operations from April 2001 until June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held other various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the Company in December 1989.

Simon J. W. Paulis, 59, became Vice President and General Manager, Europe in September 2005. From February 2005 to September 2005, he served as Director and General Manager, Europe. He served as Sales and Marketing Director, CED Europe from January 1999 to September 2005. Prior to joining Graco, he served as business unit manager for Black & Decker N.V., general sales manager for Alberto Culver, and marketing manager for Ralston Purina/Quaker Oats. Mr. Paulis joined the Company in January 1999.

Charles L. Rescorla, 55, became Vice President of Manufacturing/Distribution Operations in September 2005. He served as Vice President, Manufacturing/Distribution Operations and Information Services from June 2003 to September 2005. From April 2001 until June 2003, he was Vice President of the Industrial/Automotive Equipment Division. Prior to June 2003, he held various positions in manufacturing and engineering management. Mr. Rescorla joined the Company in June 1988.

Mark W. Sheahan, 42, became Chief Administrative Officer in September 2005. He was Vice President and Treasurer from December 1998 to September 2005. Prior to becoming Treasurer in December 1996, he was Manager, Treasury Services where he was responsible for strategic and financial activities. He joined the Company in September 1995.

Fred A. Sutter, 46, became Vice President and General Manager, Applied Fluid Technologies Division in February 2005. He was Vice President and General Manager, Industrial/Automotive Equipment Division from June 2003 to February 2005. He was Vice President, Asia Pacific and Latin America from January 1999 to June 2003. Prior to January 1999, he held a marketing director position in the Industrial Equipment Division. He joined the Company in March 1995.

The Board of Directors elected the above executive officers on April 21, 2006, to hold office for the next year, or until their successors are elected and qualify.

PART II

Item 5. Market for the Company's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." As of February 16, 2007, the share price was $41.26 and there were 66,647,827 shares outstanding and 2,641 common shareholders of record, which includes nominees or broker dealers holding stock on behalf of an estimated 26,000 beneficial owners.

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and the Dow Jones Factory Equipment Index over the same period (assuming the value of the investment in Graco common stock and each index was $100 on December 31, 2001, and all dividends were reinvested).

Five Year* Cumulative Total Shareholder Return



$300
$250
$200
$150
$100
$50
$256
$235
$233
$157
$111
Graco Inc.
$135
$118
$117
$100
$111
$98
$80
$78
$76
$84
S&P 500
Dow Jones Industrial Machinery *
2001
2002
2003
2004
2005
2006
Year
* formerly known as Dow Jones Factory Equipment

*Fiscal Year Ended Last Friday in December

Quarterly Financial Information (Unaudited)
(In thousands, except per share amounts)

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$192,216	$218,632	$202,199	$203,421
Gross profit	103,227	116,946	106,611	107,173
Net earnings	35,422	41,335	37,392	35,617
Per common share				
Basic net earnings	.52	.61	.55	.53
Diluted net earnings	.51	.60	.54	.52
Dividends declared	.15	.15	.15	.17
Stock price (per share)				
High	$45.43	$48.95	$46.37	$43.60
Low	36.50	42.50	37.00	38.61
Close[1]	45.43	45.98	39.06	39.62
Volume (# of shares)	19,428	21,925	24,882	26,326

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$170,944	$198,221	$176,934	$185,603
Gross profit	85,866	102,292	94,722	96,470
Net earnings	27,039	35,638	30,898	32,279
Per common share				
Basic net earnings	.39	.52	.45	.47
Diluted net earnings	.38	.51	.44	.46
Dividends declared	.13	.13	.13	.15
Stock price (per share)				
High	$40.68	$40.25	$38.23	$37.55
Low	34.00	31.83	33.89	32.05
Close[1]	40.36	34.07	34.28	36.48
Volume (# of shares)	18,642	31,776	17,328	25,149

[1] As of the last trading day of the calendar quarter.

Issuer Purchases of Equity Securities

On February 20, 2004, the Board of Directors authorized the Company to purchase up to a total of 3,000,000 shares of its outstanding common stock, primarily through open-market transactions. This authorization effectively expired February 17, 2006, upon Board approval authorizing the purchase of up to 7,000,000 shares, expiring on February 29, 2008.

In addition to shares purchased under the plan, the Company purchases shares of common stock held by employees who wish to tender owned shares to satisfy the exercise price or tax withholding on stock option exercises.

Information on issuer purchases of equity securities follows:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (at end of period)
Sep 30, 2006 – Oct 27, 2006	—	$ —	—	5,501,300
Oct 28, 2006 – Nov 24, 2006	120,000	$40.99	120,000	5,381,300
Nov 25, 2006 – Dec 29, 2006	337,800	$41.15	337,800	5,043,500

Item 6. Selected Financial Data

Graco Inc. and Subsidiaries

(In thousands, except per share amounts)	2006	2005	2004	2003	2002
Net sales	$816,468	$731,702	$605,032	$535,098	$487,048
Net earnings	149,766	125,854	108,681	86,713	75,625
Per common share[1]					
Basic net earnings	$ 2.21	$ 1.83	$ 1.57	$ 1.25	$ 1.06
Diluted net earnings	2.17	1.80	1.55	1.23	1.05
Total assets	$511,603	$445,630	$371,714	$397,390	$355,850
Long-term debt (including current portion)	—	—	—	—	—
Cash dividends declared per common share[1,2]	.60	.54	.41	1.76	0.20

[1] All share and per share data has been restated for the three-for-two stock splits distributed in 2004 and 2002.

[2] 2003 includes a special dividend of $1.50 per share declared on December 12, 2003, paid on March 25, 2004, to shareholders of record as of March 11, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Graco's growth strategies include development of new products, expansion of distribution, new market penetration and completion of acquisitions. Long-term financial growth targets accompany these operating strategies, including 10 percent revenue growth, 12 percent net earnings and earnings per share growth.

Graco's business is classified by management into three reportable segments, each responsible for product development, sales and marketing of their products. The segments are headquartered in North America. They have responsibility for sales and marketing in the Americas and joint responsibility with Europe and Asia Pacific regional management for sales and marketing in those geographic areas.

Our Company's primary manufacturing facilities are in the United States. A new assembly factory in Suzhou, China began production in 2006. Distribution facilities are located in the United States, Belgium, Japan, Korea and China.

Results of Operations

(In millions, except per share amounts)	2006	2005	2004
Net Sales	$816.5	$731.7	$605.0
Operating Earnings	226.0	191.1	161.5
Net Earnings	149.8	125.9	108.7
Diluted Net Earnings per Common Share	$ 2.17	$ 1.80	$ 1.55

Highlights include:

- Sales growth of 12 percent and 21 percent in 2006 and 2005, respectively
- Increased net earnings of 19 percent and 16 percent in 2006 and 2005, respectively
- Investment in new products of 4 percent of sales in both 2006 and 2005
- Acquisition of Lubriquip business in 2006; acquisition of Gusmer, Liquid Control and PBL businesses in 2005
- Strong cash flows from operations in both 2006 and 2005.

The following discussion notes significant factors affecting the consolidated results of operations, financial condition and liquidity for the three-year period ended December 29, 2006. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Consolidated Net Sales – Three Years Ended December 29, 2006

The following table presents net sales by business segment and geographic region:

(In millions)	2006	2005	2004
Segment Sales			
Industrial	$416.5	$367.1	$274.6
Contractor	320.5	305.3	278.7
Lubrication	79.5	59.3	51.7
Consolidated	$816.5	$731.7	$605.0
Geographic Sales			
Americas[1]	$534.9	$486.2	$401.0
Europe[2]	175.7	151.0	124.5
Asia Pacific	105.9	94.5	79.5
Consolidated	$816.5	$731.7	$605.0

[1] North and South America, including the United States. Sales in the United States were $474 million in 2006, $435 million in 2005 and $363 million in 2004.

[2] Europe, Africa and Middle East

The following table presents components of net sales change:

	2006							
	Industrial	Contractor	Lubrication	Consolidated	Americas	Europe	Asia Pacific	Consolidated
Volume & price	11.8%	4.4%	8.1%	8.5%	6.2%	13.8%	11.3%	8.5%
Acquisitions	0.9%	0.0%	25.1%	2.5%	3.3%	1.3%	0.5%	2.5%
Currency	0.8%	0.6%	0.9%	0.6%	0.5%	1.3%	0.3%	0.6%
Total	13.5%	5.0%	34.1%	11.6%	10.0%	16.4%	12.1%	11.6%

	2005							
	Industrial	Contractor	Lubrication	Consolidated	Americas	Europe	Asia Pacific	Consolidated
Volume & price	8.5%	9.1%	13.1%	9.2%	8.8%	11.2%	8.3%	9.2%
Acquisitions	24.6%	0.0%	0.7%	11.2%	11.9%	10.1%	9.0%	11.2%
Currency	0.6%	0.4%	0.8%	0.5%	0.5%	(0.1)%	1.6%	0.5%
Total	33.7%	9.5%	14.6%	20.9%	21.2%	21.2%	18.9%	20.9%

Consolidated net sales increased by 12 percent and 21 percent in 2006 and 2005, respectively. Sales increased in each of the three segments and the three regions due to strong global demand for capital goods, successful new product launches and increased distribution. Except for the recent slowing housing market in the United States that has affected growth in the Contractor segment, the sales gains were generally characterized by strong demand for the Company's products throughout the entire year.

In 2006, the Lubriquip acquisition and the full year impact of businesses acquired in 2005, increased net sales by $18 million or 2 percent. In 2005, acquisitions increased net sales by $68 million or 11 percent.

In 2006, favorable foreign currency translation rates increased net sales and net earnings by approximately $5 million and $2 million for the year, respectively. In 2005, favorable foreign currency translation rates increased net sales and net earnings by approximately $3.5 million and $1.5 million for the year, respectively.

Management looks at economic and financial indicators relevant to each segment and geography to gauge the business environment, as noted in discussion below for each segment.

Industrial. In 2006, sales in the Industrial segment increased by 13 percent, with growth in all geographic regions. Sales in the Americas were $221 million or 53 percent of segment sales, sales in Europe were $116 million or 28 percent of segment sales and sales in Asia Pacific were $79 million or 19 percent of segment sales. Growth in various product categories, such as high performance coatings and foam (HPCF) equipment, and full year impact of acquired businesses contributed to the strong sales growth in the Industrial segment in 2006. Europe also continued to experience strong sales growth in Eastern Europe and the Middle East.

In 2005, sales in the Industrial segment grew by 34 percent. The Gusmer and Liquid Control acquisitions increased sales by $68 million or 25 percentage points of the 34 percent growth in sales for that segment. Gusmer designed and manufactured specialized two-component dispensing equipment systems. Liquid Control designed and manufactured highly engineered resin dispensing equipment. Sales in the Americas were $191 million or 52 percent of segment sales. In the Americas, sales grew in most product categories, especially the protective coatings product group. Sales in Europe were $102 million or 28 percent of segment sales and sales in Asia Pacific were $74 million or 20 percent of segment sales. Sales growth in Europe was driven by increased sales in Eastern Europe and the Middle East.

In this segment, sales in each geographic region are significant and management looks at economic and financial indicators in each region, including gross domestic product, industrial production, capital investment rates and the level of the U.S. dollar versus the euro, Japanese yen, South Korean won and the Canadian dollar.

Contractor. In 2006, sales in the Contractor segment increased by 5 percent. The Americas represent the majority of sales for the Contractor segment and 2006 sales in that region were $244 million or 76 percent of segment sales, an increase of 1 percent from the prior year. The slower sales growth reflected the slowing housing market in the United States. Sales in Europe and Asia Pacific increased by 20 percent and 25 percent respectively due to new product introductions and increased distribution throughout the two regions.

In 2005, overall sales in the Contractor segment increased $27 million due to successful new product launches, new distribution outlets and a strong housing market in the Americas. Sales in the Americas were $242 million or 79 percent of segment sales in 2005. Compared to the prior year, sales grew by 8 percent in this region, with increases in the paint store and home center channel of 7 percent and 10 percent, respectively. Management believes that new product introductions, new distribution outlets and a strong housing market drove paint store revenue gains in the Americas. In Europe, sales were up 21 percent, primarily due to successful new product introductions, incremental distribution and strong business in Southern Europe, Middle East/Africa and Eastern Europe. In Asia Pacific, sales were approximately the same as the prior year.

Since the Americas represent the majority of sales for the segment, indicators in that region are the most important and include levels of residential, commercial and institutional building and remodeling and interest rates.

Lubrication: In 2006, sales in the Lubrication segment increased by 34 percent, with the acquired Lubriquip business providing 19 percentage points of the overall sales growth and full year impact of the 2005 PBL acquisition providing 6 percentage points of the overall sales growth. Sales in the Americas were $69 million or 87 percent of segment sales.

In 2005, sales in the Lubrication segment increased by 15 percent, with strong revenue growth in most major product categories. Sales in the Americas were $53 million or 89 percent of segment sales. The PBL acquisition increased sales by 1 percentage point of the 15 percent growth in sales for that segment. PBL manufactured and marketed fuel and oil transfer pumps.

Since the Americas represents the vast majority of sales for the Lubrication Equipment segment, indicators in that region are the most important. The indicators used by management include levels of capital investment, industrial production and gross domestic product.

Analysis of Consolidated Operating Income – Three Years Ended December 29, 2006

The following table presents an overview of costs as percentage of net sales:

	As a Percentage of Net Sales		
	2006	2005	2004
Net Sales	**100.0**	**100.0**	**100.0**
Cost of products sold	46.8	48.2	45.7
Gross profit	53.2	51.8	54.3
Product development	3.7	3.7	3.6
Selling, marketing and distribution	14.6	15.0	17.3
General and administrative	7.2	7.0	6.7
Operating earnings	27.7	26.1	26.7
Interest expense	0.1	0.2	0.1
Other expense, net	0.1	0.0	0.0
Earnings before income taxes	27.5	25.9	26.6
Income taxes	9.2	8.7	8.6
Net Earnings	**18.3**	**17.2**	**18.0**

Operating expenses in 2006 were $208 million compared to $188 million in the prior year. Acquired businesses had approximately $4 million of operating expenses in 2006. Although spending increased for product development (increase of $3 million), selling (increase of $9 million) and general and administrative (increase of $8 million), total operating expenses as a percentage of sales was consistent with the prior year at 26 percent. Included in cost of goods sold and operating expenses were costs and inventory charges related to closure of the Gusmer Lakewood facility and move of production totaling $5 million for the year. Operating expenses included $7 million of stock compensation due to adoption of SFAS No. 123(R) in 2006.

Operating expenses in 2005 were $188 million versus $167 million in 2004. Acquired businesses had $24 million of operating expenses in 2005. Although the Company incurred higher expenses for product development (increase of $5 million) and general and administrative expense (increase of $10 million), total operating expenses without acquisitions were lower than 2004, with a reduction in selling, marketing and distribution expenses. Contributions made to the Company's charitable foundation were also lower (decrease of $3 million). Product development expenses for 2005 were 4 percent of sales, approximately the same as 2004. Selling, marketing and distribution expenses for 2005 were 15 percent of sales, a decrease of 2 percentage points with lower warehousing and sales incentives costs compared to the prior year.

Consolidated operating earnings increased 18 percent to $226 million, or 28 percent of sales in fiscal 2006. The increase in earnings as a percentage of sales was primarily due to stronger gross profit margin of 53.2 percent in 2006 compared to 51.8 percent in 2005. A substantial portion of this difference is due to the higher cost of inventory of the acquired businesses in 2005. Improved manufacturing efficiencies and higher sales volume have more than offset the negative impact of higher material, labor and overhead costs for the year.

Consolidated operating earnings increased 18 percent to $191 million, or 26 percent of sales in fiscal 2005, compared to $162 million, or 27 percent of sales in fiscal 2004. The decrease in earnings as a percentage of sales in 2005 was primarily due to lower gross profit margins of 52 percent compared to 54 percent in 2004. The lower gross profit margin was primarily due to the impact of acquired businesses in 2005.

The following table presents operating earnings by business segment:

(In millions)	2006	2005	2004
Operating earnings			
Industrial	$128.5	$ 98.3	$ 87.0
Contractor	89.1	77.6	68.0
Lubrication	18.7	15.6	11.8
Unallocated corporate	(10.3)	(0.4)	(5.3)
Consolidated	$226.0	$191.1	$161.5

Industrial. In 2006, operating earnings in the Industrial segment were up 31 percent. Sales increased by 13 percent and gross profit margin, as a percentage of sales, increased by 2 percentage points. The increase in gross profit margin was primarily due to the higher cost of inventory of the acquired businesses in the prior year.

In 2005, operating earnings in the Industrial segment were up 13 percent compared to 2004. The increase was primarily due to higher net sales, up 34 percent in total, with acquired businesses contributing 25 percentage points of the overall growth in the segment. Gross profit margins, as a percentage of sales, declined by 4 percentage points, primarily due to the impact of acquired businesses, including lower margins on acquired products and the recognition of costs assigned to inventories as part of the valuation of assets acquired.

Contractor. In 2006, operating earnings in the Contractor segment increased by 15 percent. Sales increased by 5 percent, the gross profit margin, expressed as a percentage of sales, improved slightly and operating expenses as a percentage of sales were also slightly lower.

In 2005, operating earnings in the Contractor Equipment segment increased 14 percent. The increase was primarily due to higher net sales, which were up 10 percent. Operating expenses were approximately the same as the prior year.

Lubrication. In 2006, operating earnings in the Lubrication Equipment segment increased by 20 percent with an increase in segment sales of 34 percent. Lubriquip contributed approximately one half of the sales growth and $4 million of incremental operating expenses in 2006.

In 2005, operating earnings in the Lubrication Equipment segment were up 32 percent on a 15 percent increase in net sales. Operating expenses declined slightly from the prior year, with higher selling costs partially offsetting lower warranty and distribution costs.

Unallocated corporate. Unallocated corporate includes items such as stock compensation, bad debt expense, contributions to the Company's charitable foundation and certain other charges or credits driven by corporate decisions. In 2006, unallocated corporate was $10 million, and included $8 million of stock compensation and $2 million of contributions to the Company's charitable foundation. In 2005, unallocated corporate was $0.4 million versus $5 million in 2004. The primary reason for the lower expense was decreased contributions to the Company's charitable foundation (down $3 million) and a reduction in the items classified as unallocated corporate.

Provision for income taxes. The Company's net effective tax rate was 33 percent in 2006, consistent with the net effective tax rate in 2005. The rate in both periods is lower than the U.S. federal statutory rate of 35 percent due primarily to U.S. business credits, the Extraterritorial Income Exclusion (ETI); the Domestic Production Deduction (DPD) and expiring statutes of limitation and resolution of prior years' income tax audits. 2006 was the final year of the ETI tax benefit.

Backlog. Total backlog was $34 million at the end of 2006, the same as total backlog at the end of 2005. The backlog for Europe and Asia Pacific increased in 2006 compared to the prior year, offsetting decreases in the backlog for North America. The Company's backlog is typically small compared to annual sales and is not a good indicator of future business levels.

Financial Condition

Working Capital. The following table highlights several key measures of asset performance.

(Dollars in millions)	2006	2005
Cash and cash equivalents	$ 5.9	$ 18.7
Working capital	$110.1	$102.3
Current ratio	1.9	1.9
Days of sales in receivables outstanding	60	61
Inventory turnover (LIFO)	5.6	6.3

The Company's financial condition remains strong. In 2006, the Company used cash for share repurchases of $88 million and dividends of $39 million. Cash and short-term borrowings were also used to fund payments of $31 million to acquire Lubriquip. Accounts receivable increased by $11 million to $134 million. The 9 percent increase was primarily due to higher net sales (increase of 12 percent) compared to the prior year. Inventories increased $20 million in 2006 to $76 million. The increase in inventories was due to additions associated with the Lubriquip business, start-up of the new factory in Suzhou, China and inventory related to new product introductions.

In 2005, the Company used cash and short-term borrowings to fund payments of $111 million for acquired businesses. Cash was also used for dividends of $36 million and share repurchases of $42 million. Accounts receivable increased $14 million to $123 million. The 13 percent increase was primarily due to higher net sales (up 21 percent) versus 2004. Inventories increased $16 million in 2005 to $57 million. The increase in inventory was primarily due to the addition of inventories of acquired businesses.

Capital Structure. At December 29, 2006, the Company's capital structure included $18 million of current debt, no long-term debt and $331 million of shareholders' equity.

Shareholders' equity increased $43 million in 2006 to $331 million. The key components of changes in shareholders' equity include current year earnings of $150 million, common stock issued of $12 million, reduced by $41 million of dividends declared and $88 million of shares repurchased.

Liquidity and Capital Resources. At December 29, 2006, the Company had various lines of credit totaling $150 million, of which $134 million was unused. Internally generated funds and unused financing sources provide the Company with the flexibility to meet its liquidity needs in 2007, including its capital expenditure plan of approximately $45 million and planned dividends of an estimated $44 million.

Cash was invested in highly liquid investments (mainly money market funds) with maturities of three months or less.

In December 2006, the Company's Board of Directors increased the Company's regular common dividend from an annual rate of $0.58 to $0.66 per share, a 13.8 percent increase.

Cash Flow

A summary of cash flow follows:

(In millions)	2006	2005	2004
Operating Activities	$ 156	$ 153	$ 123
Investing Activities	(65)	(131)	(19)
Financing Activities	(103)	(65)	(154)
Effect of exchange rates on cash	(1)	1	(1)
Net cash (used) provided	$ (13)	$ (42)	$ (51)
Cash and cash equivalents at year-end	$ 6	$ 19	$ 61

Cash Flows Provided by Operating Activities. During 2006, $156 million was generated from operating cash flows, compared to $153 million in 2005 and $123 million in 2004. In 2006, the net earnings increase of $24 million and non-cash expense of $8 million related to stock compensation was offset by increases in accounts receivable and inventories. The increases in operating cash flows in prior years are primarily due to higher net earnings.

Cash Flows Used in Investing Activities. Cash on hand combined with cash generated by operations in 2006 was used to fund $34 million of capital expenditures and $31 million for a business acquisition. 2006 capital expenditures increased $14 million from the prior year, and included purchase of a new manufacturing facility in Anoka, Minnesota, construction of a new manufacturing facility in Suzhou, China and increases in manufacturing equipment.

Cash Flows Used in Financing Activities. During 2006, $103 million was used in financing activities compared to $65 million in 2005. The increase was primarily due to greater borrowings on notes payable that remained unpaid and an increase in share repurchases of $45 million. Cash used for share repurchases totaled $88 million in 2006. Borrowing on notes payable and lines of credit totaled $59 million and repayment of notes payable and lines of credit totaled $49 million. Notes payable to banks totaled $18 million at December 29, 2006.

In February 2006, the Company's Board of Directors authorized the Company to repurchase up to 7 million shares of its outstanding common stock. This authorization will expire on February 29, 2008 and approximately 5 million shares could yet be purchased under the plan at December 29, 2006.

Off-Balance Sheet Arrangements and Contractual Obligations. As of December 29, 2006, the Company is obligated to make cash payments in connection with its long-term debt, capital leases, operating leases and purchase obligations in the amounts listed below. The Company has no significant off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted in the following table, the Company could be obligated to perform under standby letters of credit totaling $2 million at December 29, 2006. The Company has also guaranteed the debt of its subsidiaries for up to $15 million. All debt of subsidiaries is reflected in the consolidated balance sheets.

	Payments due by period				
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ —	$ —	$ —	$ —	$ —
Capital lease obligations	—	—	—	—	—
Operating leases	5	2	2	—	1
Purchase obligations[1]	20	20	—	—	—
Total	$ 25	$ 22	$ 2	$ —	$ 1

[1] The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business. The Company has also committed up to $3 million under capital expenditure plans for facility construction and improvements. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"): The Company's most significant accounting policies are disclosed in Note A to the consolidated financial statements. The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts will differ from those estimates. The Company considers the following policies to involve the most judgment in the preparation of the Company's consolidated financial statements.

Sales Returns. An allowance is established for possible return of products. The amount of the allowance is an estimate, which is based on historical ratios of returns to sales, the historical average length of time between the sale and the return and other factors. Also, the Company's written agreements with distributors typically limit the amount that may be returned. From time to time, the Company may choose to terminate a distributor relationship and may take back inventory. These are considered period events and not included in the allowance for returns. Although management considers these balances adequate, changes in customers' behavior versus historical experience or changes in the Company's return policies are among the factors that would result in materially different amounts for this item.

Excess and Discontinued Inventory. The Company's inventories are valued at the lower of cost or market. Reserves for excess and discontinued product are estimated. The amount of the reserve is determined based on projected sales information, plans for discontinued products and other factors. Though management considers these balances adequate, changes in sales volumes due to unexpected economic or competitive conditions are among the factors that would result in materially different amounts for this item.

Goodwill and Other Intangible Assets. The Company performs impairment testing for goodwill and other intangible assets annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. For goodwill, the Company performs impairment reviews for the Company's reporting units, which have been determined to be the Company's divisions using a fair-value method based on management's judgments and assumptions. The Company estimates the fair value of the reporting units by an allocation of market capitalization value, cross-checked by a present value of future cash flows calculation. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company also performs a separate impairment test for each other intangible asset with indefinite life, based on estimated future use and discounting estimated future cash flows. A considerable amount of management judgment and assumptions are required in performing the impairment tests. Though management considers its judgments and assumptions to be reasonable, changes in product offerings or marketing strategies could change the estimated fair values and result in impairment charges.

Product Warranty. A liability is established for estimated warranty and service claims to be paid in the future that relate to current and prior period sales. The Company estimates these costs based on historical claim experience, changes in warranty programs and other factors, including evaluating specific product warranty issues. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues. Though management considers these balances adequate, changes in the Company's warranty policy or a significant change in product defects versus historical averages are among the factors that would result in materially different amounts for this item.

Self-Insurance. The company purchases insurance for products liability, workers compensation and employee medical benefits with high deductibles. Third party insurance is carried for what is believed to be the major portion of potential exposures that would exceed the Company's self-insured retentions. The Company has established liabilities for potential uninsured claims, including estimated costs and legal fees. The Company employs actuaries to assist in evaluating its potential ultimate exposure for uninsured claims and then considers factors such as known outstanding claims, historical experience, sales trends and other relevant factors in setting the liabilities. Though management considers these balances adequate, a substantial change in the number and /or severity of claims would result in materially different amounts for this item.

Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet using statutory rates in effect for the year in which the differences are expected to reverse. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recoverable from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Reserves are also established for potential and ongoing audits of federal, state and international issues. The Company routinely monitors the potential impact of such situations and believes that it is properly reserved. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes, changes in statutory tax rates, the Company's future taxable income levels and the results of tax audits.

Retirement Obligations. The measurements of the Company's pension and postretirement medical obligations are dependent on a number of assumptions including estimates of the present value of projected future payments, taking into consideration future events such as salary increases and demographic experience. These assumptions may have an impact on the expense and timing of future contributions.

The assumptions used in developing the required estimates include discount rates, inflation, salary increases, retirement rates, expected return on plan assets and mortality rates.

For U.S. plans, the Company establishes its discount rate assumption by reference to the "Citigroup Pension Liability Index," a published index commonly used as a benchmark. The Company bases its inflation assumption on an evaluation of external market indicators. The salary assumptions are based on actual historical experience, the near-term outlook and assumed inflation. Retirement rates are based on experience. The investment return assumption is based on the expected long-term performance of plan assets. In setting this number, the Company considers the input of actuaries and investment advisors, its long-term historical returns, the allocation of plan assets, and projected returns on plan assets. Mortality rates are based on a common group mortality table for males and females.

Net pension cost in 2006 was $0.4 million and was allocated to cost of products sold and operating expenses based on salaries and wages. At December 29, 2006, a one-half percentage point decrease in the indicated assumptions would have the following effects (in millions):

Assumption	Funded Status	Expense
Discount rate	$ (14.8)	$ 1.8
Expected return on assets	$ —	$ 0.9

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB 109" (FIN 48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including whether or not to file a tax return in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying the provisions of FIN 48 upon initial adoption will be accounted for as an adjustment to retained earnings. The Company will adopt FIN 48 beginning in the first quarter of 2007 and does not expect there will be a material effect on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Market Measurements." This statement establishes a consistent framework for measuring fair value and expands disclosures on fair market value measurements. SFAS No. 157 is effective for the Company starting in fiscal 2008. The Company has not determined the impact, if any, the adoption of this statement will have on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company sells and purchases products and services in currencies other than the U.S. dollar. Consequently, the Company is subject to profitability risk arising from exchange rate movements. The Company may use a variety of financial and derivative instruments to manage foreign currency risk. The Company does not enter into any of these instruments for trading purposes to generate revenue. Rather, the Company's objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. The Company may use forward exchange contracts, options and other hedging activities to hedge the U.S. dollar value resulting from anticipated currency transactions and net monetary asset and liability positions. At December 29, 2006, the currencies to which the company had the most significant balance sheet exchange rate exposure were the euro, Canadian dollar, Japanese yen, British pound and Korean won. It is not possible to determine the true impact of currency rate changes; however, the direct translation effect on net sales and net earnings can be estimated. When compared to 2005 results, the weaker U.S. dollar versus other currencies helped to increase sales and net earnings. For the year ended December 29, 2006, the impact of currency translation resulted in a calculated increase in net sales and net earnings of approximately $5 million and $2 million, respectively. For the year ended December 31, 2005, the calculated impact of currency translation resulted in an increase in net sales and net earnings of approximately $3.5 million and $1.5 million, respectively.

Long-Term Outlook

The Company does not provide analysts or shareholders with specific targets for net sales or net earnings. Rather, management is committed to achieving its stated financial objectives over a long-term time horizon. The Company's financial objectives are:

- Net sales growth exceeding 10 percent annually
- Net earnings growth exceeding 12 percent annually
- Return on sales exceeding 10 percent
- Return on assets exceeding 15 percent
- Return on equity exceeding 20 percent

2007 Outlook

The Company is expecting higher net sales and net earnings in 2007. This expectation is based on management's belief that except for expected softness in the U.S. housing market, most of the Company's major markets will continue to experience favorable economic conditions and relatively stable currency exchange rates in 2007. It is important to note that management's vision regarding future sales activity is limited due to the small backlog that the Company carries. In addition to economic growth, the improved sales outlook is dependent upon many factors, including the successful launch of new products, expanding distribution coverage and realization of price increases. The earnings outlook assumes higher sales, continued improvements in manufacturing (which offset cost increases including higher material prices), the continued disciplined management of operating expenses and the successful management and integration of acquisitions. Costs and expenses related to Gusmer closure and Lubriquip and Lubrication segment consolidation activities are expected to be approximately $2 million to $3 million in 2007. The Company expects that changes in the tax laws will increase its effective tax rate to approximately 34.5 percent. The tax rate in any quarter can be affected positively or negatively by developments in the specific quarter.

Forward-Looking Statements

A forward-looking statement is any statement made in this report and other reports that the Company files periodically with the Securities and Exchange Commission, or in press or earnings releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2006 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Item 1A and Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and preparation of financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes the Company's internal control over financial reporting is effective as of December 29, 2006.

The Company's independent auditors have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears herein.

Reports of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of
Graco Inc.
Minneapolis, Minnesota

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Graco Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 29, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 29, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 29, 2006, of the Company and our report dated February 19, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's change in the method of accounting for share-based compensation in 2006 described in Note A.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 19, 2007

Consolidated Financial Statements

To the Shareholders and Board of Directors of
Graco Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Graco Inc. and Subsidiaries (the "Company") as of December 29, 2006 and December 30, 2005, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graco Inc. and Subsidiaries as of December 29, 2006 and December 30, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 29, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 19, 2007

CONSOLIDATED STATEMENTS OF EARNINGS **Graco Inc. and Subsidiaries**

(In thousands, except per share amounts)	Years Ended December 29, 2006	December 30, 2005	December 31, 2004
Net Sales	$816,468	$731,702	$605,032
Cost of products sold	382,511	352,352	276,622
Gross Profit	433,957	379,350	328,410
Product development	29,970	26,970	21,783
Selling, marketing and distribution	119,122	110,135	104,372
General and administrative	58,866	51,175	40,724
Operating Earnings	225,999	191,070	161,531
Interest expense	946	1,374	498
Other expense, net	687	342	252
Earnings before Income Taxes	224,366	189,354	160,781
Income taxes	74,600	63,500	52,100
Net Earnings	$149,766	$125,854	$108,681
Basic Net Earnings per Common Share	$ 2.21	$ 1.83	$ 1.57
Diluted Net Earnings per Common Share	$ 2.17	$ 1.80	$ 1.55
Dividends Declared per Common Share	$ .60	$ .54	$ .41

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME **Graco Inc. and Subsidiaries**

(In thousands)	Years Ended December 29, 2006	December 30, 2005	December 31, 2004
Net Earnings	$149,766	$125,854	$108,681
Other comprehensive income (loss)			
Cumulative translation adjustment	2,693	(2,390)	—
Minimum pension liability adjustment	115	(1,050)	(778)
Income taxes	(3)	368	273
Other comprehensive income (loss)	2,805	(3,072)	(505)
Comprehensive Income	$152,571	$122,782	$108,176

See Notes to Consolidated Financial Statements.

(In thousands, except share and per share amounts)	December 29, 2006	December 30, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 5,871	$ 18,664
Accounts receivable, less allowances of $5,800 and $5,900	134,105	122,854
Inventories	76,311	56,547
Deferred income taxes	20,682	14,038
Other current assets	2,014	1,795
Total current assets	238,983	213,898
Property, Plant and Equipment, net	124,524	106,498
Prepaid Pension	26,903	29,616
Goodwill	67,174	52,009
Other Intangible Assets, net	50,325	39,482
Other Assets	3,694	4,127
Total Assets	$511,603	$445,630
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 18,363	$ 8,321
Trade accounts payable	27,442	24,712
Salaries, wages and commissions	26,303	23,430
Dividends payable	11,055	9,929
Other current liabilities	45,766	45,189
Total current liabilities	128,929	111,581
Retirement Benefits and Deferred Compensation	36,946	35,507
Deferred Income Taxes	14,724	10,858
Commitments and Contingencies (Note K)		
Shareholders' Equity		
Common stock, $1 par value; 97,000,000 shares authorized;		
66,804,781 and 68,387,156 shares outstanding in 2006 and 2005	66,805	68,387
Additional paid-in capital	130,621	110,842
Retained earnings	138,702	112,506
Accumulated other comprehensive income (loss)		
Cumulative translation adjustment	(60)	(2,753)
Pension liability adjustment	(5,064)	(1,298)
Total shareholders' equity	331,004	287,684
Total Liabilities and Shareholders' Equity	$511,603	$445,630

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS **Graco Inc. and Subsidiaries**

	Years Ended		
(In thousands)	December 29, 2006	December 30, 2005	December 31, 2004
Cash Flows from Operating Activities			
Net earnings	$149,766	$125,854	$108,681
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	26,046	23,496	17,808
Deferred income taxes	(6,597)	1,260	1,403
Stock compensation	8,392	—	—
Excess tax benefit related to share-based payment arrangements	(2,857)	—	—
Change in:			
Accounts receivable	(3,584)	(9,101)	(7,290)
Inventories	(15,587)	4,524	(11,031)
Trade accounts payable	(74)	701	2,790
Salaries, wages and commissions	1,917	2,239	3,020
Retirement benefits and deferred compensation	(12)	396	(1,067)
Other accrued liabilities	(2,302)	1,189	1,539
Other	521	2,666	7,055
Net cash provided by operating activities	155,629	153,224	122,908
Cash Flows from Investing Activities			
Property, plant and equipment additions	(33,652)	(19,904)	(16,893)
Proceeds from sale of property, plant and equipment	128	239	175
Capitalized software and other intangible asset additions	(202)	(802)	(2,446)
Acquisitions of businesses, net of cash acquired	(30,676)	(111,005)	—
Net cash used in investing activities	(64,402)	(131,472)	(19,164)
Cash Flows from Financing Activities			
Borrowings on notes payable and lines of credit	58,762	82,937	25,399
Payments on notes payable and lines of credit	(49,169)	(80,439)	(23,647)
Excess tax benefit related to share-based payment arrangements	2,857	—	—
Common stock issued	12,008	10,481	15,117
Common stock retired	(87,570)	(42,297)	(40,792)
Cash dividends paid	(39,429)	(35,805)	(129,910)
Net cash used in financing activities	(102,541)	(65,123)	(153,833)
Effect of exchange rate changes on cash	(1,479)	1,481	(1,475)
Net increase (decrease) in cash and cash equivalents	(12,793)	(41,890)	(51,564)
Cash and cash equivalents			
Beginning of year	18,664	60,554	112,118
End of year	$ 5,871	$ 18,664	$ 60,554

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands)	December 29, 2006	December 30, 2005	December 31, 2004
Common Stock			
Balance, beginning of year	$ 68,387	$ 68,979	$ 46,040
Stock split	—	—	23,081
Shares issued	539	599	1,038
Shares repurchased	(2,121)	(1,191)	(1,180)
Balance, end of year	66,805	68,387	68,979
Additional Paid-In Capital			
Balance, beginning of year	110,842	100,180	81,405
Shares issued	11,469	9,882	14,079
Stock compensation cost	8,392	—	—
Tax benefit related to stock options exercised	3,357	2,510	6,782
Shares repurchased	(3,439)	(1,730)	(2,086)
Balance, end of year	130,621	110,842	100,180
Retained Earnings			
Balance, beginning of year	112,506	62,773	43,295
Net income	149,766	125,854	108,681
Dividends declared	(40,554)	(36,745)	(28,596)
Stock split	—	—	(23,081)
Shares repurchased	(83,016)	(39,376)	(37,526)
Balance, end of year	138,702	112,506	62,773
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	(4,051)	(979)	(474)
Other comprehensive income (loss)	2,805	(3,072)	(505)
Adjustments to initially apply new accounting standard, net of tax	(3,878)	—	—
Balance, end of year	(5,124)	(4,051)	(979)
Unearned Compensation			
Balance, beginning of year	—	(116)	(456)
Charged to operations	—	116	340
Balance, end of year	—	—	(116)
Total Shareholders' Equity	$331,004	$287,684	$230,837

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Graco Inc. and Subsidiaries
Years Ended December 29, 2006, December 30, 2005 and December 31, 2004

A. Summary of Significant Accounting Policies

Fiscal Year. The fiscal year of Graco Inc. and Subsidiaries (the Company) is 52 or 53 weeks, ending on the last Friday in December. The years ended December 29, 2006, and December 30, 2005, were 52-week years and the year ended December 31, 2004, was a 53-week year.

Basis of Statement Presentation. The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. As of December 29, 2006, all subsidiaries are 100 percent owned.

Foreign Currency Translation. The functional currency of certain subsidiaries in Great Britain and Spain, each acquired in 2005, is local currency. Accordingly, adjustments resulting from the translation of those subsidiaries' financial statements into U.S. dollars are charged or credited to accumulated other comprehensive income. The U.S. dollar is the functional currency for all other foreign subsidiaries. Accordingly, gains and losses from the translation of foreign currency balances and transactions of those subsidiaries are included in other expense, net.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Inventory Valuation. Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for valuing most U.S. inventories. Inventories of foreign subsidiaries are valued using the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. For financial reporting purposes, plant and equipment are depreciated over their estimated useful lives, primarily by using the straight-line method as follows:

Buildings and improvements	10 to 30 years
Leasehold improvements	lesser of 5 to 10 years or life of lease
Manufacturing equipment	5 to 10 years
Office, warehouse and automotive equipment	3 to 10 years

Intangible Assets. Goodwill has been assigned to reporting units, which are the Company's divisions. The amounts of goodwill for each reportable segment were:

(In thousands)	2006	2005
Industrial	$42,191	$40,971
Contractor	7,939	7,939
Lubrication	17,044	3,099
Total	$67,174	$52,009

Components of other intangible assets were:

(Dollars in thousands)	Estimated Life (Years)	Original Cost	Amortization	Foreign Currency Translation	Book Value
December 29, 2006					
Customer relationships and distribution network	4 – 8	$26,102	$ (7,335)	$ 6	$18,773
Patents, proprietary technology and product documentation	5 – 15	22,243	(4,443)	5	17,805
Trademarks, trade names and other	3 – 10	5,114	(1,641)	14	3,487
		53,459	(13,419)	25	40,065
Not Subject to Amortization					
Brand names		10,260	—	—	10,260
Total		$63,719	$(13,419)	$25	$50,325
December 30, 2005					
Customer relationships and distribution network	4 – 8	$22,965	$(4,419)	$(427)	$18,119
Patents, proprietary technology and product documentation	3 – 15	12,266	(2,065)	(174)	10,027
Trademarks, trade names and other	3 – 10	1,774	(837)	—	937
		37,005	(7,321)	(601)	29,083
Not Subject to Amortization					
Brand names		10,550	—	(151)	10,399
Total		$47,555	$(7,321)	$(752)	$39,482

Amortization of intangibles was $6.9 million in 2006 and $4.7 million in 2005. Estimated future annual amortization is as follows: $8.3 million in 2007, $7.8 million in 2008, $6.9 million in 2009, $5.8 million in 2010, $4.9 million in 2011 and $6.4 million thereafter. In 2006, the useful life of certain brand names was determined to be no longer indefinite. The original cost of such brand names, totaling $3.5 million, is being amortized over a three-year period beginning July 1, 2006.

Capitalized Software. Capitalized software is included in Other Assets and is amortized over its estimated useful life (generally 2 to 5 years) beginning at date of implementation.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets (including property and equipment, goodwill and other intangible assets) for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Goodwill and other intangible assets not subject to amortization are also reviewed for impairment annually in the fourth quarter. There have been no write-downs of any long-lived assets in the periods presented.

Other Current Liabilities. Components of other current liabilities were:

(In thousands)	2006	2005
Accrued insurance liabilities	$ 7,833	$ 7,848
Accrued warranty and service liabilities	6,675	7,649
Accrued trade promotions	7,265	6,584
Payable for employee stock purchases	5,846	5,710
Income taxes payable	3,920	4,075
Other	14,227	13,323
Total	$45,766	$45,189

Self-Insurance. The Company is self-insured for certain losses and costs relating to product liability, workers' compensation and employee medical benefits claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties. A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific product warranty issues. Following is a summary of activity in accrued warranty and service liabilities:

(In thousands)	2006	2005
Balance, beginning of year	$ 7,649	$ 9,409
Charged to expense	4,442	6,045
Margin on parts sales reversed	1,944	1,201
Reductions for claims settled	(7,360)	(9,006)
Balance, end of year	$ 6,675	$ 7,649

Revenue Recognition. Sales are recognized when revenue is realized or realizable and has been earned. The Company's policy is to recognize revenue when risk and title passes to the customer. This is generally on the date of shipment, however certain sales are shipped FOB destination and revenue is recognized when received by the customer. In cases where there are specific customer acceptance provisions, revenue is recognized at the later of customer acceptance or shipment (subject to FOB terms.) Payment terms are established based on the type of product, distributor capabilities and competitive market conditions. Rights of return are typically contractually limited, amounts are estimable, and the Company records provisions for anticipated returns and warranty claims at the time revenue is recognized. Historically, sales returns have been approximately 2 percent of sales. Provisions for sales returns are recorded as a reduction of net sales, and provisions for warranty claims are recorded in selling, marketing and distribution expenses.

Trade promotions are offered to distributors and end users through various programs, generally with terms of one year or less. Such promotions include cooperative advertising arrangements, rebates based on annual purchases, and coupons. Payment of incentives may take the form of cash, trade credit, promotional merchandise or free product. Under cooperative advertising arrangements, the Company reimburses the distributor for a portion of its advertising costs related to the Company's products. Estimated costs are accrued at the time of sale and classified as selling, marketing and distribution expense. Rebates are accrued based on the program rates and progress toward the estimated annual sales amount, and are recorded as a reduction of sales (cash, trade credit) or cost of products sold (free goods). The estimated costs related to coupon programs are accrued at the time of sale and classified as selling, marketing and distribution expense or cost of products sold, depending on the type of incentive offered.

Stock Compensation. SFAS No. 123(R), "Share-Based Payment," became effective for the Company at the beginning of 2006. This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The Company adopted the standard using the modified prospective transition method, whereby compensation cost related to unvested awards as of the effective date are recognized as calculated for pro forma disclosures under SFAS No. 123, and cost related to new awards are recognized in accordance with SFAS No. 123(R). The Company continues to use the Black-Scholes option-pricing model to value option grants.

The Company recognized share-based compensation cost of $8.4 million in 2006, which reduced net income by $6.1 million, or $0.09 per weighted common share. As of December 29, 2006 there was $8.9 million of unrecognized compensation cost related to unvested options, expected to be recognized over a weighted average period of approximately two years.

Had share-based compensation cost for the Employee Stock Purchase Plan and stock options granted under various stock incentive plans been recognized prior to 2006, the Company's net earnings and earnings per share would have been reduced as follows (in thousands, except per share amounts):

(In thousands, except per share amounts)	2005	2004
Net earnings		
As reported	$125,854	$108,681
Stock compensation, net of related tax effects	(4,636)	(3,637)
Pro forma	$121,218	$105,044
Net earnings per common share		
Basic as reported	$ 1.83	$ 1.57
Diluted as reported	1.80	1.55
Pro forma basic	1.76	1.52
Pro forma diluted	1.74	1.50

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results:

	2006	2005	2004
Expected life in years	6.3	6.3	6.0
Interest rate	4.6%	4.2%	4.2%
Volatility	27.8%	18.7%	21.5%
Dividend yield	1.4%	1.4%	1.3%
Weighted average fair value per share	$12.97	$8.24	$6.79

Expected life is estimated based on vesting terms and exercise and termination history. Interest rate is based on the U.S Treasury rate on zero-coupon issues with a remaining term equal to the expected life of the option. For 2006, expected volatility is based on historical volatility over a period commensurate with the expected life of options. Prior to 2006, volatility was based on historical volatility over a three-year period.

The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated on the date of grant. The benefit of the 15 percent discount from the lesser of the fair market value per common share on the first day and the last day of the plan year was added to the fair value of the employees' purchase rights determined using the Black-Scholes option-pricing model with the following assumptions and results:

	2006	2005	2004
Expected life in years	1.0	1.0	1.0
Interest rate	4.6%	4.4%	4.2%
Volatility	24.0%	18.9%	22.3%
Dividend yield	1.4%	1.4%	1.5%
Weighted average fair value per share	$10.18	$8.26	$6.47

Earnings Per Common Share. Basic net earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted net earnings per share is computed after giving effect to the exercise of all dilutive outstanding option grants.

Comprehensive Income. Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners, and includes such items as net earnings, certain foreign currency translation items and pension liability adjustments.

Pension and Other Postretirement Plans. In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the statement of financial position, requires that changes in the funded status be recognized through comprehensive income and expands disclosures. SFAS No. 158 was effective for the Company for year-end 2006 financial statements. The following table shows the incremental effect of SFAS No. 158 on the consolidated balance sheet as of December 29, 2006:

(In thousands)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Deferred income taxes, current	$ 19,820	$ 862	$ 20,682
Total current assets	238,121	862	238,983
Prepaid pension	31,303	(4,400)	26,903
Total assets	515,141	(3,538)	511,603
Other current liabilities	43,435	2,331	45,766
Total current liabilities	126,598	2,331	128,929
Retirement benefits and deferred compensation	37,521	(575)	36,946
Deferred income taxes, non-current	16,140	(1,416)	14,724
Accumulated other comprehensive income	(1,246)	(3,878)	(5,124)
Total shareholders' equity	334,882	(3,878)	331,004
Total liabilities and shareholders' equity	515,141	(3,538)	511,603

Derivative Instruments and Hedging Activities. The Company accounts for all derivatives, including those embedded in other contracts, as either assets or liabilities and measures those financial instruments at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation.

As part of its risk management program, the Company may periodically use forward exchange contracts and interest rate swaps to manage known market exposures. Terms of derivative instruments are structured to match the terms of the risk being managed and are generally held to maturity. The Company does not hold or issue derivative financial instruments for trading purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The Company enters into forward contracts or options, or borrows in various currencies, in order to hedge its net monetary positions. These instruments are recorded at current market values and the gains and losses are included in other expense, net. The Company believes it uses strong financial counterparts in these transactions and that the resulting credit risk under these hedging strategies is not significant.

The Company may periodically hedge anticipated transactions, generally with forward exchange contracts, which are designated as cash flow hedges. Gains and losses representing effective hedges are initially recorded as a component of other comprehensive income and are subsequently reclassified into earnings when the hedged exposure affects earnings. Gains and losses on such transactions were not significant in 2006, 2005 and 2004, and there were no such transactions outstanding as of December 29, 2006, and December 30, 2005.

Recent Accounting Pronouncements. In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB 109" (FIN 48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including whether or not to file a tax return in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 beginning in the first quarter of 2007 and does not anticipate that it will have a material effect on its consolidated results of operations or financial condition. The cumulative effect, if any, of applying the provisions of FIN 48 upon initial adoption will be accounted for as an adjustment to retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements. SFAS No. 157 is effective for the Company starting in fiscal 2008. The Company has not determined the impact, if any, the adoption of this statement will have on its consolidated financial statements.

B. Segment Information

The Company has three reportable segments: Industrial, Contractor and Lubrication. The Industrial segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and truck assembly and components plants, wood products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries. The Contractor segment markets sprayers for architectural coatings for painting, roofing, texture, corrosion control and line striping and also high-pressure washers. The Lubrication segment markets products to move and dispense lubricants for fast oil change facilities, service garages, fleet service centers, automobile dealerships, the mining industry and industrial lubrication. All segments market parts and accessories for their products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost of manufacturing for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocations of shared and centralized functions based on activities performed, sales or space utilization. Assets of the Company are not tracked along reportable segment lines. Depreciation expense is charged to the manufacturing or operating cost center that utilizes the asset, and is then allocated to segments on the same basis as other expenses within that cost center.

Reportable segments are defined by product. Segments are responsible for the sales, marketing and development of their products and market channel. This allows for focused marketing and efficient product development. The segments share common purchasing, manufacturing, distribution and administration functions.

(In thousands) Reportable Segments	2006	2005	2004
Net sales			
Industrial	$416,498	$367,119	$274,574
Contractor	320,476	305,298	278,713
Lubrication	79,494	59,285	51,745
Total	$816,468	$731,702	$605,032
Operating earnings			
Industrial	$128,460	$ 98,330	$ 86,975
Contractor	89,064	77,598	68,013
Lubrication	18,744	15,633	11,807
Unallocated corporate	(10,269)	(491)	(5,264)
Total	$225,999	$191,070	$161,531

Unallocated corporate is not included in management's measurement of segment performance and includes such items as stock compensation, bad debt expense, charitable contributions and certain other charges or credits driven by corporate decisions.

(In thousands) Geographic Information	2006	2005	2004
Net sales (based on customer location)			
United States	$474,366	$435,091	$363,417
Other countries	342,102	296,611	241,615
Total	$816,468	$731,702	$605,032
Long-lived assets			
United States	$240,341	$202,601	$137,243
Spain	12,473	14,053	—
Other countries	19,806	15,078	7,245
Total	$272,620	$231,732	$144,488

Sales to Major Customers

Sales to a paint retailer were 10 percent of consolidated sales in each of the years 2006, 2005 and 2004. Sales to a home center retailer were 11 percent of consolidated sales in 2004.

C. Inventories

Major components of inventories were as follows:

(In thousands)	2006	2005
Finished products and components	$ 44,969	$ 40,444
Products and components in various stages of completion	26,841	21,788
Raw materials and purchased components	35,258	22,690
	107,068	84,922
Reduction to LIFO cost	(30,757)	(28,375)
Total	$ 76,311	$ 56,547

Inventories valued under the LIFO method were $49.5 million for 2006 and $28.5 million for 2005. All other inventory was valued on the FIFO method.

D. Property, Plant and Equipment

Property, plant and equipment were as follows:

(In thousands)	2006	2005
Land and improvements	$ 8,028	$ 7,618
Buildings and improvements	76,485	73,356
Manufacturing equipment	149,603	140,272
Office, warehouse and automotive equipment	26,335	29,313
Additions in progress	17,867	4,904
Total property, plant and equipment	278,318	255,463
Accumulated depreciation	(153,794)	(148,965)
Net property, plant and equipment	$ 124,524	$ 106,498

Depreciation expense was $18.2 million in 2006, $18.3 million in 2005 and $15.9 million in 2004.

E. Income Taxes

Earnings before income tax expense consist of:

(In thousands)	2006	2005	2004
Domestic	$197,410	$172,164	$144,603
Foreign	26,956	17,190	16,178
Total	$224,366	$189,354	$160,781

Income tax expense consists of:

(In thousands)	2006	2005	2004
Current			
Domestic			
Federal	$65,652	$51,103	$45,738
State and local	4,520	5,000	2,200
Foreign	7,206	5,958	2,938
	77,378	62,061	50,876
Deferred			
Domestic	(2,611)	973	1,449
Foreign	(167)	466	(225)
	(2,778)	1,439	1,224
Total	$74,600	$63,500	$52,100

Income taxes paid were $77.6 million, $57.0 million and $48.4 million in 2006, 2005 and 2004.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	2006	2005	2004
Statutory tax rate	35%	35%	35%
Earnings from non-U.S. sales at lower tax rates	(2)	(2)	(2)
State taxes, net of federal effect	2	2	1
U.S. general business tax credits	(1)	(1)	(1)
Domestic production deduction	(1)	(1)	—
Other	—	—	(1)
Effective tax rate	33%	33%	32%

Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities. The deferred tax assets (liabilities) resulting from these differences are as follows:

(In thousands)	2006	2005
Inventory valuations	$ 7,963	$ 4,326
Insurance accruals	2,510	2,556
Warranty reserves	2,131	2,626
Vacation accruals	2,047	1,758
Bad debt reserves	1,715	1,669
Stock, pension and deferred compensation	3,114	—
Other	1,202	1,103
Current	20,682	14,038
Unremitted earnings of consolidated foreign subsidiaries	(2,400)	(2,100)
Excess of tax over book depreciation	(14,324)	(9,711)
Postretirement benefits	7,372	7,424
Pension and deferred compensation	(5,816)	(7,506)
Other	444	1,035
Non-current	(14,724)	(10,858)
Net deferred tax assets	$ 5,958	$ 3,180

Total deferred tax assets were $32.6 million and $24.2 million, and total deferred tax liabilities were $26.6 million and $21.0 million on December 29, 2006, and December 30, 2005.

F. Debt

On April 1, 2006, the Company entered into a credit agreement with Wachovia Bank, National Association providing credit up to $25 million, expiring on March 31, 2007. On July 10, 2006 the Company entered into a credit agreement with US Bank, National Association providing credit up to $25 million, expiring on July 31, 2007. Outstanding balances bear interest at the London Interbank Offered Rate plus a spread of up to 0.8 percent. This spread changes as the ratio of total debt to earnings before interest, taxes and depreciation and amortization declines. The agreements require the Company to maintain certain financial ratios as to cash flow leverage and fixed charge coverage.

On December 29, 2006, the Company had $150 million in lines of credit, including the $50 million in committed credit facilities described above and uncommitted lines of credit totaling $75 million with U.S. banks and $25 million with foreign banks. The unused portion of these credit lines was $134 million at December 29, 2006. Borrowing rates under these credit lines vary with the prime rate, rates on domestic certificates of deposit and the London Interbank market. The weighted average short-term borrowing rates were 5.2 percent, 4.3 percent and 2.5 percent for the years ended December 29, 2006, December 30, 2005 and December 31, 2004. The Company pays facility fees of up to 0.15 percent per annum on certain of these lines. No compensating balances are required.

The Company is in compliance with the financial covenants of its debt agreements.

Interest paid on debt during 2006, 2005 and 2004 was $0.9 million, $1.3 million and $0.5 million.

G. Shareholders' Equity

At December 29, 2006, the Company had 22,549 authorized, but not issued, cumulative preferred shares, $100 par value. The Company also has authorized, but not issued, a separate class of 3 million shares of preferred stock, $1 par value.

The Company maintains a plan in which one preferred share purchase right (Right) exists for each common share of the Company. Each Right will entitle its holder to purchase one four-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $180, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Rights expire in March 2010 and may be redeemed earlier by the Board of Directors for $.001 per Right.

H. Share-Based Awards and Purchase Plans

Stock Option and Award Plan. The Company has a stock incentive plan under which it grants stock options and share awards to directors, officers and other employees. Option price is the market price on the date of grant. Options become exercisable at such time, generally over three or four years, and in such installments as set by the Company, and expire ten years from the date of grant.

Restricted share awards have been made to certain key employees under the plan. The market value of restricted stock at the date of grant is recorded as unearned compensation, a component of shareholders' equity, and is charged to operations over the vesting period. There was no compensation cost related to restricted shares in 2006. Compensation cost charged to operations for restricted share awards was $116,000 in 2005 and $340,000 in 2004. Individual nonemployee directors of the Company may elect to receive all or part of their annual retainer, and/or payment for attendance at Board or Committee meetings, in the form of shares of the Company's common stock instead of cash. Under this arrangement, the Company issued 10,955 shares in 2006, 12,933 shares in 2005 and 11,577 shares in 2004. The expense related to this arrangement is not significant.

Options on common shares granted and outstanding, as well as the weighted average exercise price, are shown below (in thousands, except per share amounts):

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 26, 2003	3,491	$12.51	1,461	$ 9.60
Granted	1,127	29.66		
Exercised	(930)	10.24		
Canceled	(66)	21.26		
Outstanding, December 31, 2004	3,622	$18.28	1,804	$11.87
Granted	389	37.95		
Exercised	(341)	11.57		
Canceled	(55)	29.93		
Outstanding, December 30, 2005	3,615	$20.85	2,017	$14.28
Granted	703	41.11		
Exercised	(324)	15.11		
Canceled	(38)	34.29		
Outstanding, December 29, 2006	3,956	$24.79	2,272	$16.94

The aggregate intrinsic value of options exercised was $8.9 million in 2006, $8.6 million in 2005 and $18.1 million in 2004. The aggregate intrinsic value of options outstanding and options exercisable as of December 29, 2006 was $59.7 million and $51.5 million, respectively. The weighted average contractual term of vested options and options expected to vest as of December 29, 2006 was 6 years. The weighted average contractual term of exercisable options as of December 29, 2006 was 5 years. Cash received from exercise of stock options was $4.9 million in 2006, $3.9 million in 2005 and $9.5 million in 2004. Tax benefit realized from stock options exercised was approximately $3.2 million in 2006, $3.0 million in 2005 and $6.3 million in 2004.

The following table summarizes information for options outstanding and exercisable at December 29, 2006 (in thousands, except per share and contractual term amounts):

Range of Prices	Options Outstanding	Options Outstanding Weighted Avg. Remaining Contractual Term	Options Outstanding Weighted Avg. Exercise Price	Options Exercisable	Options Exercisable Weighted Avg. Exercise Price
$ 5-12	732	3	$ 9.07	732	$ 9.07
12-21	1,164	5	16.59	1,088	16.52
27-36	1,010	7	29.74	343	28.28
36-49	1,050	9	40.06	109	38.34
$ 5-49	3,956	6	$24.79	2,272	$16.94

Stock Purchase Plan. Under the Company's Employee Stock Purchase Plan, the purchase price of the shares is the lesser of 85 percent of the fair market value on the first day or the last day of the plan year. The Company issued 204,478 shares under this Plan in 2006, 245,303 shares in 2005 and 343,913 shares in 2004.

Authorized Shares. Shares authorized for issuance under the various stock option and purchase plans are shown below:

(In thousands)	Total Shares Authorized	Available for Future Issuance as of December 29, 2006
Stock Incentive Plan (2006)	7,375	4,597
Employee Stock Purchase Plan	19,744	550
Total	27,119	5,147

Amounts available for future issuance exclude outstanding options. Options outstanding as of December 29, 2006, include options granted under three plans that were replaced by the Stock Incentive Plan in 2001 and 2006. No shares are available for future grants under those plans. Shares authorized under the Stock Incentive Plan (2006) include an increase of 4 million shares approved by shareholders at the annual meeting of shareholders in April 2006. At the same meeting, shareholders approved the 2006 Employee Stock Purchase Plan, which authorizes 2 million shares of common stock. The new plan will become effective in March 2007, at which time any shares remaining authorized and unissued by the old plan will be cancelled.

I. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)	2006	2005	2004
Numerator			
Net earnings available to common shareholders	$149,766	$125,854	$108,681
Denominators			
Weighted average shares outstanding for basic earnings per share	67,807	68,766	69,142
Dilutive effect of stock options computed based on the treasury stock method using the average market price	1,170	1,096	1,109
Denominator for diluted earnings per share	68,977	69,862	70,251
Basic earnings per share	$ 2.21	$ 1.83	$ 1.57
Diluted earnings per share	$ 2.17	$ 1.80	$ 1.55

Stock options to purchase 615,000 and 374,000 common shares were not included in the 2006 and 2005 calculations of diluted earnings per share, respectively, because they would have been anti-dilutive.

J. Retirement Benefits

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, which provides retirement benefits to most U.S. employees. For all employees who elect to participate, the Company matches employee contributions at a 100 percent rate, up to 3 percent of the employee's compensation. For employees not covered by a defined benefit plan, the Company contributes an amount equal to 1.5 percent of the employee's compensation. Employer contributions totaled $2.6 million in 2006, $2.3 million in 2005 and $2.4 million in 2004.

The Company's postretirement medical plan provides certain medical benefits for retired U.S. employees. Employees hired before January 1, 2005 are eligible for these benefits upon retirement and fulfillment of other eligibility requirements as specified by the plan.

The Company has both funded and unfunded noncontributory defined benefit pension plans that together cover most U.S. employees hired before January 1, 2006, certain directors and some of the employees of the Company's non-U.S. subsidiaries. For U.S. plans, benefits are based on years of service and the highest five consecutive years' earnings in the ten years preceding retirement. The Company funds annually in amounts consistent with minimum funding requirements and maximum tax deduction limits. The plan invests primarily in common stocks and bonds, including the Company's common stock. The market value of the plan's investment in the common stock of the Company was $13.8 million at December 29, 2006, and $12.7 million at December 30, 2005.

The Company uses a December 31 measurement date for all of its plans.

For the funded pension plan, asset allocations at year-end were as follows:

	2006	2005
Graco common stock	7%	7%
Other equity securities	77%	74%
Debt securities	10%	13%
Real estate	5%	5%
Cash	1%	1%
Total	100%	100%

Investment policies and strategies of the funded pension plan are based on a long-term view of economic growth and heavily weighted toward equity securities.

The following provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ending December 29, 2006, and December 30, 2005, and a statement of the funded status as of the same dates.

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	2006	2005	2006	2005
Change in benefit obligation				
Obligation, beginning of year	$191,261	$167,933	$ 30,555	$ 27,413
Pension obligation of acquired business	4,531	—	—	—
Service cost	5,444	4,648	849	841
Interest cost	10,541	9,931	1,511	1,620
Assumption changes	—	12,306	—	2,211
Plan amendments	211	—	(8,164)	—
Actuarial loss (gain)	(3,265)	3,767	(1,254)	(127)
Exchange rate changes	865	(1,059)	—	—
Benefit payments	(7,010)	(6,265)	(2,081)	(1,403)
Obligation, end of year	$202,578	$191,261	$ 21,416	$ 30,555
Change in plan assets				
Fair value, beginning of year	$185,330	$175,951	$ —	$ —
Pension assets of acquired business	4,907	—	—	—
Actual return on assets	28,815	15,119	—	—
Employer contributions	777	525	2,081	1,403
Benefit payments	(7,010)	(6,265)	(2,081)	(1,403)
Fair value, end of year	$212,819	$185,330	$ —	$ —
Funded status				
Funded status over (under)	$ 10,241	$ (5,931)	$(21,416)	$(30,555)
Unrecognized prior service cost	—	926	—	—
Unrecognized loss	—	22,268	—	10,489
Minimum pension liability	—	(1,997)	—	—
Net	$ 10,241	$ 15,266	$(21,416)	$(20,066)
Amounts recognized in consolidated balance sheets				
Non-current assets	$ 26,903	$ 29,616	$ —	$ —
Current liabilities	839	—	1,492	—
Non-current liabilities	15,823	14,350	19,924	20,066
Net	$ 10,241	$ 15,266	$(21,416)	$(20,066)

The accumulated benefit obligation for all defined benefit pension plans was $182 million and $171 million as of year-end 2006 and 2005, respectively. Information for plans with an accumulated benefit obligation in excess of plan assets follows:

(In thousands)	2006	2005
Projected benefit obligation	$16,662	$15,280
Accumulated benefit obligation	14,530	13,232
Fair value of plan assets	—	—

The components of net periodic benefit cost for the plans for 2006, 2005 and 2004 were as follows:

	Pension Benefits			Postretirement Medical Benefits		
(In thousands)	2006	2005	2004	2006	2005	2004
Service cost – benefits earned during the period	$ 5,444	$ 4,648	$ 4,136	$ 849	$ 841	$ 771
Interest cost on projected benefit obligation	10,541	9,931	8,707	1,511	1,620	1,501
Expected return on assets	(16,582)	(15,549)	(14,095)	—	—	—
Amortization of transition obligation (asset)	—	(11)	(15)	—	—	—
Amortization of prior service cost	147	144	144	(161)	—	—
Amortization of net loss (gain)	535	92	(69)	595	526	452
Cost of pension plans which are not significant and have not adopted SFAS No. 87	320	370	284	N/A	N/A	N/A
Net periodic benefit cost (credit)	$ 405	$ (375)	$ (908)	$2,794	$2,987	$2,724

Amounts included in accumulated other comprehensive income as of December 29, 2006, that have not yet been recognized as components of net periodic benefit cost, were as follows:

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	Before Tax	Net of Tax	Before Tax	Net of Tax
Prior service cost (credit)	$ 996	$ 627	$ (8,002)	$(5,041)
Net loss	6,407	4,036	8,639	5,442
Net	$7,403	$4,663	$ 637	$ 401

Amounts included in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost in 2007 were as follows (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	Before Tax	Net of Tax	Before Tax	Net of Tax
Prior service cost (credit)	$251	$158	$(766)	$(483)
Net loss	102	64	597	376
Net	$353	$222	$(169)	$(107)

Assumptions used to determine the Company's benefit obligations are shown below:

	Pension Benefits		Postretirement Medical Benefits	
Weighted average assumptions	2006	2005	2006	2005
Discount rate	5.7%	5.5%	5.8%	5.5%
Rate of compensation increase	3.8%	3.8%	N/A	N/A

Assumptions used to determine the Company's net periodic benefit cost are shown below:

	Pension Benefits			Postretirement Medical Benefits		
Weighted average assumptions	2006	2005	2004	2006	2005	2004
Discount rate	5.5%	5.9%	5.9%	5.5%	6.0%	6.0%
Expected return on assets	9.0%	9.0%	9.0%	N/A	N/A	N/A
Rate of compensation increase	3.8%	3.8%	3.2%	N/A	N/A	N/A

Several sources of information are considered in determining the expected rate of return assumption, including the allocation of plan assets, the input of actuaries and professional investment advisors, and historical long-term returns. In setting the return assumption, the Company recognizes that historical returns are not always indicative of future returns and also considers the long-term nature of its pension obligations.

The Company's U.S. retirement medical plan limits the annual cost increase that will be paid by the Company. In 2006, the annual cost increase limitation was changed to 5 percent for 2007, 4 percent for 2008 and 3 percent thereafter. In measuring the accumulated postretirement benefit obligation (APBO), the annual trend rate for health care costs was assumed to be 9.5 percent for 2007, decreasing by one-half percentage point each year to a constant rate of 5 percent in 2016 and thereafter, subject to the plan's annual increase limitation.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. In 2005, it was determined that certain provisions of the retirement medical plan are eligible for the Medicare subsidy under the Act. The projected subsidy had no significant effect on the accumulated benefit obligation and periodic cost.

At December 29, 2006, a one percent change in assumed health care cost trend rates would have no impact on the service and interest cost components of net periodic postretirement health care benefit cost or the APBO for health care benefits.

The Company expects to contribute $0.7 million to its unfunded pension plans and $1.5 million to the postretirement medical plan in 2007. No contribution to the funded pension plan is expected in 2007. Estimated future benefit payments are as follows:

(In thousands)	Pension Benefits	Postretirement Medical Benefits
2007	$ 7,700	$ 1,500
2008	8,200	1,400
2009	8,900	1,400
2010	10,300	1,400
2011	10,600	1,400
Years 2012 – 2016	64,300	7,500

K. Commitments and Contingencies

Lease Commitments. Aggregate annual rental commitments under operating leases with noncancelable terms of more than one year were $5 million at December 29, 2006, payable as follows:

(In thousands)	Buildings	Vehicles & Equipment	Total
2007	$1,183	$1,127	$2,310
2008	510	689	1,199
2009	204	327	531
2010	63	98	161
2011	22	42	64
Thereafter	700	—	700
Total	$2,682	$2,283	$4,965

Total rental expense was $1.8 million for 2006, $1.7 million for 2005 and $1.3 million for 2004.

Other Commitments. The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business totaling approximately $17 million at December 29, 2006. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $13 million. The Company has also committed up to $3 million under capital expenditure plans for facility construction and improvements. In addition, the Company could be obligated to perform under standby letters of credit totaling $2.2 million at December 29, 2006. The Company has also guaranteed the debt of its subsidiaries for up to $15 million.

Contingencies. The Company has been named as a defendant, along with hundreds of other defendants, in a number of lawsuits alleging bodily injury as a result of exposure to asbestos or silica. None of the suits make any allegations specifically regarding the Company or any of its products. Orders of dismissal have been received for many of those lawsuits and additional dismissals are pending. The Company is also party to various other legal proceedings arising in the normal course of business. The Company is actively defending these matters and has recorded an estimate of the probable costs. Management does not expect that resolution of these matters will have a material adverse effect on the Company, although the ultimate outcome cannot be determined based on available information.

L. Acquisitions

Lubriquip. In July 2006, the Company purchased the stock of Lubriquip, Inc. for approximately $31 million cash. Lubriquip, with sales of approximately $30 million in 2005, is a manufacturer of centralized and automated oil and grease lubrication systems, force-feed lubricators, metering devices and related electronic controls and accessories. The products, brands and distribution channels of Lubriquip will expand and complement the Company's Lubrication Equipment business. Results of Lubriquip operations have been included in the Lubrication segment since the date of acquisition.

Lubriquip has manufacturing facilities in Warrensville Heights, Ohio and Madison, Wisconsin. The Company plans to close both facilities in 2007 and combine those operations with the Company's existing lubrication businesses in a new facility in Anoka, Minnesota.

The purchase price was allocated based on estimated fair values as follows (in thousands):

Accounts receivable and prepaid expenses	$ 2,400
Inventories	3,700
Deferred income taxes	600
Property, plant and equipment	3,000
Prepaid pension	400
Identifiable intangible assets	17,000
Goodwill	14,000
Total purchase price	41,100
Current liabilities assumed	(3,600)
Deferred income taxes	(6,800)
Net assets acquired	$30,700

Identifiable intangible assets and weighted average estimated useful life are as follows (dollars in thousands):

Product documentation (8 years)	$ 8,500
Customer relationships (7 years)	3,700
Proprietary technology (5 years)	1,600
Total (7 years)	13,800
Brand names (indefinite useful life)	3,200
Total identifiable intangible assets	$17,000

None of the goodwill or identifiable intangible assets is expected to be deductible for tax purposes.

Liquid Control. Effective January 1, 2005, the Company purchased the stock of Liquid Control Corporation and its affiliated company Profill Corp. for approximately $35 million cash. Liquid Control designs and manufactures highly engineered precision resin dispensing equipment, which will expand and complement the Company's Industrial business. Liquid Control had sales of approximately $26 million in 2004. Results of Liquid Control's operations have been included in the Industrial segment since the date of acquisition.

The purchase price was allocated based on estimated fair values as follows (in thousands):

Accounts receivable and prepaid expenses	$ 2,900
Inventories	4,900
Property, plant and equipment	7,800
Identifiable intangible assets	16,100
Goodwill	8,600
Total purchase price	40,300
Liabilities assumed	(4,900)
Net assets acquired	$35,400

Identifiable intangible assets and weighted average estimated useful life are as follows (dollars in thousands):

Customer relationships (8 years)	$10,100
Proprietary technology (8 years)	3,500
Total (8 years)	13,600
Brand names (indefinite useful life)	2,500
Total identifiable intangible assets	$16,100

Gusmer. Effective February 4, 2005, the Company purchased the stock of Gusmer Corporation and Gusmer Europe, S.L. for approximately $68 million cash. Gusmer designs and manufactures specialized two-component dispense equipment systems, which will expand and complement the Company's Industrial business. Gusmer had sales of approximately $43 million in 2004. Results of Gusmer's operations have been included in the Industrial segment since the date of acquisition.

The purchase price was allocated based on estimated fair values as follows (in thousands):

Cash and cash equivalents	$ 500
Accounts receivable	7,400
Inventories	15,600
Property, plant and equipment	2,900
Identifiable intangible assets	15,800
Goodwill	32,200
Total purchase price	74,400
Liabilities assumed	(6,500)
Net assets acquired	$67,900

Identifiable intangible assets and weighted average estimated useful life are as follows (dollars in thousands):

Customer relationships (7 years)	$ 6,500
Proprietary technology (8 years)	4,400
Product documentation (5 years)	1,800
Favorable lease (3 years)	400
Total (7 years)	13,100
Brand names (indefinite useful life)	2,700
Total identifiable intangible assets	$15,800

PBL. Effective November 28, 2005, the Company purchased the assets and assumed certain liabilities of PBL Industries for approximately $8 million cash. PBL manufactured fuel transfer pumps, oil transfer pumps and related parts and accessories and had annual sales of $5 million. The Company has employed the PBL assets to expand and complement its Lubrication segment business.

The purchase price was allocated based on estimated fair values as follows (in thousands):

Accounts receivable and prepaid expenses	$ 700
Inventories	600
Property, plant and equipment	100
Identifiable intangible assets	3,800
Goodwill	3,100
Total purchase price	8,300
Liabilities assumed	(100)
Net assets acquired	$8,200

Identifiable intangible assets and weighted average estimated useful life are as follows (dollars in thousands):

Customer relationships (7 years)	$2,600
Proprietary technology (5 years)	1,200
Total (6 years)	$3,800

For tax purposes, each of the acquisitions in 2005 was treated as a purchase of assets, and goodwill is expected to be fully deductible.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

As of the end of the fiscal year covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. This evaluation was done under the supervision and with the participation of the Company's Chairman, President and Chief Executive Officer, Chief Financial Officer and Treasurer, and Vice President, General Counsel and Secretary. Based upon that evaluation, they concluded that the Company's disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the Company's disclosure obligations under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting

The information under the heading "Management's Report on Internal Control Over Financial Reporting" in Part II, Item 8, of this 2006 Annual Report on Form 10-K is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The information under the heading "Reports of Independent Registered Public Accounting Firm: Internal Control Over Financial Reporting" in Part II, Item 8, of this 2006 Annual Report on Form 10-K is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During the fourth quarter, there was no change in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the heading "Executive Officers of the Company" in Part I of this 2006 Annual Report on Form 10-K and the information under the headings "Election of Directors-Nominees and Other Directors," "Election of Directors - Nominating Process" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our Company's Proxy Statement for its 2007 Annual Meeting of Shareholders, to be held on April 20, 2007 (the "Proxy Statement"), are incorporated herein by reference.

New York Stock Exchange Rule 303A.12

Our Company's Annual CEO Certification as required by NYSE Rule 303A.12(a) was filed with the New York Stock Exchange on or about May 22, 2006. The certifications of the Chairman, President and Chief Executive Officer and Chief Financial Officer and Treasurer under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of our Company's disclosure in this 2006 Annual Report on Form 10-K, have been filed as exhibits 31.1 and 31.2 hereto.

Audit Committee Members and Audit Committee Financial Expert

The information under the heading "Committees of the Board of Directors" of our Company's Proxy Statement is incorporated herein by reference.

Corporate Governance Guidelines, Committee Charters and Code of Ethics

Our Company has adopted Corporate Governance Guidelines and Charters for the Audit, Governance, and Management Organization and Compensation Committees of the Board of Directors. We have also issued Conduct of Business Guidelines (Code of Ethics) that apply to our principal executive officer, principal financial officer, all officers, directors, and employees of Graco Inc. and all of its subsidiaries and branches worldwide. The Corporate Governance Guidelines, Committee Charters, and Conduct of Business Guidelines, with any amendments or waivers thereto, may be accessed free of charge by visiting the Graco website at www.graco.com. Copies of these documents are also available in print by written request directed to Secretary, Graco Inc., P.O. Box 1441, Minneapolis, MN 55440-1441.

Our Company intends to post on the Graco website any amendment to, or waiver from, a provision of the Conduct of Business Guidelines that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions within four business days following the date of such amendment or waiver.

Section 16(a) Reporting Compliance

The information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Report of the Management Organization and Compensation Committee" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings "Equity Compensation Plan Information" and "Beneficial Ownership of Shares" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information under the headings "Certain Business Relationships," "Related Persons Transaction Approval Policy" and "Election of Directors - Director Independence" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the headings "Independent Registered Public Accounting Firm Fees and Services" and "Pre-Approval Policies" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) The following documents are filed as part of this report:

(1) Financial Statements
See Part II

(2) Financial Statement Schedule

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(3)
Those entries marked by an asterisk are Management Contracts, Compensatory Plans or Arrangements.

Schedule II - Valuation and Qualifying Accounts
Graco Inc. and Subsidiaries

Description	Balance at beginning of year	Additions charged to costs and expenses	Deductions from reserves[1]	Other add (deduct)[2]	Balance at end of year
Year ended December 29, 2006					
Allowance for doubtful accounts	$2,300	$ —	$ —	$ 300	$2,600
Allowance for returns and credits	3,600	10,400	10,900	100	3,200
	$5,900	$10,400	$10,900	$ 400	$5,800
Year ended December 30, 2005					
Allowance for doubtful accounts	$2,300	$ 300	$ 200	$(100)	$2,300
Allowance for returns and credits	3,300	8,100	7,700	(100)	3,600
	$5,600	$8,400	$ 7,900	$(200)	$5,900
Year ended December 31, 2004					
Allowance for doubtful accounts	$2,600	$ 200	$ 500	$ —	$2,300
Allowance for returns and credits	3,100	6,400	6,200	—	3,300
	$5,700	$6,600	$ 6,700	$ —	$5,600

1 For doubtful accounts, represents amounts determined to be uncollectible and charged against reserve, net of collections on accounts previously charged against reserves. For returns and credits, represents amounts of credits issued and returns processed.

2 Includes amounts assumed or established in connection with acquisitions and effects of foreign currency translation.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graco Inc.

/s/DAVID A. ROBERTS David A. Roberts Chairman, President and Chief Executive Officer	February 19, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/DAVID A. ROBERTS David A. Roberts Chairman, President and Chief Executive Officer *(Principal Executive Officer)*	February 19, 2007
/s/JAMES A. GRANER James A. Graner Chief Financial Officer and Treasurer *(Principal Financial and Accounting Officer)*	February 19, 2007

D. A. Roberts	Director, Chairman of the Board
R. G. Bohn	Director
W. J. Carroll	Director
J. W. Eugster	Director
J. K. Gilligan	Director
L. R. Mitau	Director
M. A. Morfitt	Director
M. H. Rauenhorst	Director
W. G. Van Dyke	Director
R. W. Van Sant	Director

David A. Roberts, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above named directors of the Registrant pursuant to powers of attorney duly executed by such persons.

/s/DAVID A. ROBERTS David A. Roberts *(For himself and as attorney-in-fact)*	February 19, 2007

Exhibit Index

Exhibit Number	Description
2.1	Stock Purchase Agreement By and Among PMC Global, Inc. Gusmer Machinery Group, Inc. and Graco Inc., dated as of February 4, 2005 (Incorporated by reference to exhibit 2.1 to the Company's Report on Form 8-K dated February 10, 2005.)
2.2	Stock Purchase Agreement By and Among PMC Europe Investments, S.L. and Graco Inc. dated as of February 4, 2005 (Incorporated by reference to Exhibit 2.2 to the Company's Report on Form 8-K dated February 10, 2005.)
3.1	Restated Articles of Incorporation as amended September 24, 2004. (Incorporated by reference to Exhibit 3.1 to the Company's 2004 Annual Report on Form 10-K.)
3.2	Restated Bylaws as amended June 13, 2002. (Incorporated by reference to Exhibit 3 to the Company's Report on Form 10-Q for the thirteen weeks ended June 28, 2002.)
4.1	Rights Agreement dated as of February 25, 2000, between the Company and Wells Fargo, formerly known as Norwest Bank Minnesota, National Association, as Rights Agent, including as Exhibit A the form of the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Shares. (Incorporated by reference to Exhibit 4 to the Company's Report on Form 8-K dated February 25, 2000.)
4.2	Credit agreement dated April 1, 2006, between the Company and Wachovia Bank, N.A. (Promissory Note and Offering Basis Loan Agreement) (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 31, 2006.)
4.3	Credit Agreement dated July 10, 2006, between the Company and U.S. Bank N.A. (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 29, 2006.)
*10.1	Executive Officer Bonus Plan. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 8-K filed on February 25, 2005.)
*10.2	Executive Officer Annual Incentive Bonus Plan. (Incorporated by reference to Exhibit 10.2 to the Company's 2004 Annual Report on Form 10-K.)
*10.3	Graco Inc. Nonemployee Director Stock Option Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.4	Long Term Stock Incentive Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.5	Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A filed March 14, 2006.)
10.6	Employee Stock Incentive Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.7	Deferred Compensation Plan Restated, effective December 1, 1992. (Incorporated by reference to Exhibit 2 to the Company's Report on Form 8-K dated March 11, 1993.) Amendment 1 dated September 1, 1996. (Incorporated by reference to the Company's Report on Form 10-Q for the twenty-six weeks ended June 27, 1997.) Amendment 2 dated May 27, 2000. Amendment 3 dated May 27, 2002.
*10.8	Deferred Compensation Plan (2005 Statement) as amended and restated on April 4, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 10-Q for the thirteen weeks ended July 1, 2005.) Amendment 2 dated November 1, 2005.
10.9	CEO Award Program.

*10.10 Retirement Plan for Nonemployee Directors. (Incorporated by reference to Attachment C to Item 5 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 1991.)

*10.11 Restoration Plan 1998 Restatement. (Incorporated by reference to Exhibit 10.8 to the Company's 1997 Annual Report on Form 10-K.) First Amendment to Restoration Plan 1998 Restatement. (Incorporated by reference to Exhibit 10.11 of the Company's 2003 Annual Report on Form 10-K.); Second Amendment to Restoration Plan 1998 Restatement.

*10.12 Restoration Plan (2005 Statement.) (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 29, 2006.) First Amendment adopted December 8, 2006.

*10.13 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Nonemployee Director Stock Option Plan. (Incorporated by reference to Exhibit 10.11 to the Company's 2001 Annual Report on Form 10-K.)

*10.14 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.22 to the Company's 2002 Annual Report on Form 10-K.) Amended form of agreement for awards made to nonemployee directors. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended March 26, 2004.)

*10.15 Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Long Term Stock Incentive Plan. (Incorporated by reference to Exhibit 10.12 to the Company's 2001 Annual Report on Form 10-K.)

*10.16 Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 2002.) Amended form of agreement for awards made to Chief Executive Officer in 2001 and 2002. Amended form of agreement for awards made to executive officers in 2003. (Incorporated by reference to Exhibit 10.15 of the Company's 2004 Annual Report on Form 10-K.) Amended form of agreement for awards made to Chief Executive Officer in 2004. Amended form of agreement for awards made to executive officers in 2004. (Incorporated by reference to Exhibit 10.2 and 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended March 26, 2004.)

*10.17 Executive Deferred Compensation Agreement. Form of supplementary agreement entered into by the Company which provides a retirement benefit to selected executive officers, as amended by Amendment 1, effective September 1, 1990. (Incorporated by reference to Exhibit 3 to the Company's Report on Form 8-K filed March 11, 1993.)

*10.18 Election Form. Form of agreement used for the issuance of stock or deferred stock in lieu of cash payment of retainer and/or meeting fees to nonemployee directors under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.17 to the Company's 2004 Annual Report on Form 10-K.)

*10.19 Key Employee Agreement. Form of agreement with officers and other key employees relating to change of control. (Incorporated by reference to Exhibit 10.15 to the Company's 2001 Annual Report on Form 10-K.)

*10.21 Trust Agreement for Nonemployee Director Deferred Stock Account dated September 30, 1997, between the Company and Wells Fargo, formerly known as Norwest Bank Minnesota, N.A. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirty-nine weeks ended September 26, 1997.)

*10.22 Letter Agreement with President and Chief Executive Officer, dated June 5, 2001. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2001.)

*10.23 Form of salary protection arrangement between the Company and executive officers.

*10.24 Executive Group Long-Term Disability Policy. (Incorporated by reference to the Company's 2004 Annual Report on Form 10-K.)

*10.25 Compensation arrangement with President and Chief Executive Officer, dated December 18, 2005. (Incorporated by reference to Item 1.01 to the Company's Report on Form 8-K filed December 14, 2005.)

11	Statement of Computation of Earnings per share included in Note I on page 38.
21	Subsidiaries of the Registrant included herein on page 53.
23	Independent Registered Public Accounting Firm's Consent included herein on page 54.
24	Power of Attorney included herein on page 55.
31.1	Certification of Chairman, President and Chief Executive Officer pursuant to Rule 13a-14(a) included herein on page 56.
31.2	Certification of Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) included herein on page 57.
32	Certification of Chairman, President and Chief Executive Officer and Chief Financial Officer and Treasurer pursuant to Section 1350 of Title 18, U.S.C. included herein on page 58.
99	Cautionary Statement Regarding Forward-Looking Statements included herein on page 59.

Except as otherwise noted, all documents incorporated by reference above related to File No. 001-09249.

*Management Contracts, Compensatory Plans or Arrangements.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of certain long-term debt of the Company and its subsidiaries are not filed as exhibits because the amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries. The Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

Exhibit 21

Subsidiaries of Graco Inc.

The following are subsidiaries of the Company as of December 29, 2006:

Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned by the Company
Graco Australia Pty Ltd.	Australia	100%***
Graco Canada Inc.	Canada	100%
Graco do Brasil Limitada	Brazil	100%*
Graco Fluid Equipment (Shanghai) Co. Ltd.	China (PRC)	100%
Graco Fluid Equipment (Suzhou) Co. Ltd.	China (PRC)	100%*****
Graco GmbH	Germany	100%
Graco Hong Kong Ltd.	Hong Kong	100%
Graco K.K.	Japan	100%
Graco Korea Inc.	Korea	100%
Graco Ltd.	England	100%
Graco Minnesota Inc.	United States	100%
Graco N.V.	Belgium	100%*
Graco S.A.S.	France	100%
Gusmer Corporation	United States	100%
Gusmer Canada Ltd.	Canada	100%****
Gusmer Europe, S.L.	Spain	100%****
Gusmer Sudamerica S.A.	Argentina	100%****
Liquid Control Corporation[1]	United States	100%
Liquid Control Ltd.	England	100%**
Lubriquip, Inc.	United States	100%

* Includes shares held by selected directors and/or executive officers of the Company or the relevant subsidiary to satisfy the requirements of local law.

** Shares 100% held by Liquid Control Corporation.

*** Shares 100% held by Graco Hong Kong Limited.

**** Shares 100% held by Gusmer Corporation.

***** Shares 100% owned by Graco Minnesota Inc.

[1] Effective January 1, 2007, the name was changed to Graco Ohio Inc.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-17691. No. 333-17787, No. 333-03459, No. 333-75307, No. 333-63128, No. 333-123813 and No. 333-134162 on Form S-8 of our reports dated February 19, 2007, relating to the financial statements and financial statement schedule of Graco Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in the method of accounting for share-based compensation in 2006 described in Note A) and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Graco Inc. for the year ended December 29, 2006.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 19, 2007

Exhibit 24

Power of Attorney

Know all by these presents, that each person whose signature appears below hereby constitutes and appoints David A. Roberts or James A. Graner, that person's true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for that person and in that person's name, place and stead, in any and all capacities, to sign the Report on Form 10-K for the year ended December 29, 2006, of Graco Inc. (and any and all amendments thereto) and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as that person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In witness whereof, the following persons have signed this Power of Attorney on the date indicated.

	Date
/s/R. G. BOHN R. G. Bohn	February 16, 2007
/s/W. J. CARROLL W. J. Carroll	February 16, 2007
/s/J. W. EUGSTER J. W. Eugster	February 16, 2007
/s/J. K. GILLIGAN J. K. Gilligan	February 16, 2007
/s/L. R. MITAU L. R. Mitau	February 16, 2007
/s/M. A. MORFITT M. A. Morfitt	February 16, 2007
/s/M. H. RAUENHORST M. H. Rauenhorst	February 16, 2007
/s/D. A. ROBERTS D. A. Roberts	February 16, 2007
/s/W. G. VAN DYKE W. G. Van Dyke	February 16, 2007
/s/R. W. VAN SANT R. W. Van Sant	February 16, 2007

Exhibit 31.1

Certification

I, David A. Roberts, certify that:

1. I have reviewed this annual report on Form 10-K of Graco Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2007

/s/DAVID A. ROBERTS
David A. Roberts
Chairman, President and Chief Executive Officer

Exhibit 31.2

Certification

I, James A. Graner, certify that:

1. I have reviewed this annual report on Form 10-K of Graco Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2007

/s/JAMES A. GRANER
James A. Graner
Chief Financial Officer and Treasurer

Exhibit 32

Certification Under Section 1350

Pursuant to Section 1350 of Title 18 of the United States Code, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Graco Inc.

Date: February 19, 2007

/s/DAVID A. ROBERTS
David A. Roberts
Chairman, President and Chief Executive Officer

Date: February 19, 2007

/s/JAMES A. GRANER
James A. Graner
Chief Financial Officer and Treasurer

Exhibit 99

Cautionary Statement Regarding Forward-Looking Statements

Graco Inc. (our "Company") wishes to take advantage of the "safe harbor" provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so.

From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Company's Form 10-K, Form 10-Q and Form 8-K, its Annual Report to Shareholders, and press releases, other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will", and similar expressions, and reflect our Company's expectations concerning the future. Such statements are based upon currently available information, but various risks and uncertainties may cause our Company's actual results to differ materially from those expressed in these statements. Among the factors which management believes could affect our Company's operating results are the following:

- With respect to our Company's business as a whole, our Company's prospects and operating results may be affected by:

  — changes in world economies, including expansions, downturns or recessions and fluctuations in gross domestic product, capital goods investment activity, interest rates, and foreign currency exchange rates;

  — the ability of our Company to successfully integrate acquisitions, in particular the recent acquisitions of Liquid Control Corporation, Gusmer Corporation and Lubriquip, Inc.;

  — the ability of our Company to successfully divest or discontinue incompatible or unprofitable lines of business;

  — the ability of our Company to successfully maintain quality, customer service and inventory levels in light of the longer lead times created by the establishment of assembly operations in Suzhou, People's Republic of China and the expanding use of foreign sources for materials and components, especially in Asia;

  — the ability of our Company to successfully recruit and employ employees with required skills, training and education, such as machinists and engineers;

  — international trade factors, including changes in international trade policy, such as export controls, trade sanctions, increased tariff barriers and other restrictions; weaker protection of our Company's proprietary technology in certain foreign countries; the burden of complying with foreign laws and standards; and potentially burdensome taxes;

  — the ability of our Company to: develop new products and technologies; maintain and enhance its market position relative to its competitors; maintain and enhance its distribution channels; identify and enter into new markets; realize productivity and product quality improvements; react expeditiously to fluctuations in demand; offset cost pressures from labor, materials and overhead with price increases; and control expenses;

  — disruption in operations, transportation, communication, customer operations, distribution, payment or sources of supply, including the cost and availability of skilled labor, materials and energy, caused by political or economic instability, acts of God, labor disputes, war, embargo, weather, flood, fire, infectious disease, or other cause beyond its reasonable control, including military conflict in the Middle East or on the Korean peninsula, and terrorist activity throughout the world;

  — cost pressure and lack of availability of key materials and materials used in the manufacture of products;

  — worldwide competition from low-cost manufacturers, including those that copy our Company's products;

- security breaches, breakdown, interruption in or inadequate upgrading or maintenance of our Company's information processing software, hardware or networks;
- successful implementation of an enterprise resource planning ("ERP") software system throughout our Company;
- changes in the markets in which our Company participates, including consolidation of competitors and major customers, price competition, and products demanded;
- changes in accounting standards or in the application by our Company of critical accounting policies;
- compliance with corporate governance requirements;
- growth in either the severity or magnitude of the products liability claims against our Company, particularly with respect to asbestos or silica claims; and
- changes in the return on investments in the Company's retirement plan.

- The prospects and operating results of our Company's Contractor Equipment segment may be affected by: variations in the level of residential, commercial and institutional building and remodeling activity; the loss of, or significant reduction in sales to large customers; the pricing power of large customers; the availability and cost of construction financing; changes in the environmental regulation of coatings; consolidation in the paint equipment manufacturing industry and paint manufacturing industry; changes in the technology of paint and coating applications; changes in the buying and channel preferences of the end user; the Company's success in converting painters outside North America from brush and roller to spray equipment; changes in the business practices (including inventory management) of the major distributors of contractor equipment; changes in construction materials and techniques; changes in the cost of labor in foreign markets; the regional market strength of certain competitors; the level of government spending on infrastructure development and road construction, maintenance and repair; and the nature and extent of highway safety regulation.

- The prospects and operating results of our Company's Industrial Equipment segment may be affected by: the capital equipment spending levels of customers; the availability and cost of financing; changes in the environmental regulation of coatings; changes in the technical and performance characteristics of materials, including powder coatings; changes in application technology; the ability of our Company to meet changing customer requirements; consolidation or other change in the channels of distribution; the pricing strategies of competitors; consolidation in the fluid handling equipment manufacturing industry; changes in the worldwide procurement practices of the major automobile manufacturers; changes in automotive manufacturing processes; and consolidation in the automobile manufacturing industry worldwide.

- The prospects and operating results of our Company's Lubrication Equipment segment may be affected by: consolidation in the oil production industry; the development of extended life lubricants for vehicles; the reduction in the need for changing vehicle lubricants; consumer trends in "do-it-yourself" versus "do-it-for-me" oil changes; the successful development of vehicles that use power sources other than the internal combustion engine; consolidation of automotive dealerships; trends in spending by state and local governments; variations in the equipment spending levels of the major oil companies; and the ability to profitably grow our newly acquired industrial lubrication business (Lubriquip).

GRACO


MOROCCO
ALGERIA
MAURITANIA
CHAD
SUDAN
SAUDI ARABIA
NIGERIA
FRANCE
SPAIN
POLAND
UKRAINE

DISPELLING *Myths*

PROXY STATEMENT FOR 2007 ANNUAL MEETING

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 20, 2007, at 1:00 p.m. Central Time for Graco Inc.'s Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1. Election of three directors to serve for three year terms.

2. Ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year 2007.

3. Approval of the Executive Officer Annual Incentive Bonus Plan.

4. Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 19, 2007 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Mark, sign, date and return the enclosed Proxy Card;

2. Call the toll-free telephone number shown on your Proxy Card; or

3. Visit the website shown on your Proxy Card to vote via the internet.

Have your Proxy Card in front of you when voting by telephone or via the internet; it contains important information which is required to access the system. If you do not vote by telephone, internet, returning your Proxy Card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

ncerely,

David A. Roberts
Chairman, President and
Chief Executive Officer

Karen Park Gallivan
Secretary

March 6, 2007
Minneapolis, Minnesota

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT

We urge you to call our transfer agent any time toll-free at **1-800-560-1965 or visit the website at www.eproxy.com/ggg** and vote your shares. Have your Proxy Card in front of you when you make your call or access the website as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of the telephone or internet voting, please mark, date and sign the Proxy Card and return it in the accompanying envelope as soon as possible. If you attend the meeting, you may still revoke your proxy and vote in person if you wish.

The 2006 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available on our website at www.graco.com. A copy can be obtained free of charge by calling (612) 623-6659, requesting a copy from our web site or writing:

Treasurer
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441

GRACO

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 20, 2007

Your proxy, represented by the accompanying Proxy Card, is solicited by the Board of Directors of Graco Inc. in connection with our Annual Meeting of Shareholders of the Company to be held on April 20, 2007 and any adjournments of that meeting.

The costs of the solicitation, including the cost of preparing and mailing the Notice of Meeting and this Proxy Statement, will be paid by the Company. Solicitation will be primarily by mailing this Proxy Statement to all shareholders entitled to vote at the Meeting. Proxies may be solicited by officers of the Company personally, but at no compensation in addition to their regular compensation as officers. We may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Proxy Statement and accompanying Proxy Card will be mailed to shareholders on or about March 9, 2007.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to the Secretary of the Company. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Except for the election of directors, which are elected by a plurality of the votes cast, each matter requires the approval of the greater of a majority of the shares present at the Meeting and entitled to vote and a majority of the voting power of the minimum number of shares necessary to constitute a quorum.

Only shareholders of record as of the close of business on February 19, 2007 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 66,647,827 common shares of our Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

PROPOSAL 1

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of the Company is set at a maximum of twelve; there are currently ten directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three-year terms. Board policy states that no director may continue to serve on the Board after the last day of the month of his or her seventy-second (72nd) birthday. At the Meeting, three persons are nominated to be elected to the Company's Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated J. Kevin Gilligan, Mark H. Rauenhorst, and William G. Van Dyke, for three-year terms expiring in the year 2010. These individuals, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of our Company.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a plurality of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 19, 2007, with respect to nominees for election and the seven directors whose terms of office will continue after the Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this meeting to terms expiring in 2010:

J. Kevin Gilligan

Mr. Gilligan, 52, is the President and Chief Executive Officer of United Subcontractors, Inc., a national construction services company. He assumed this position in October 2004. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 until January 2004. Mr. Gilligan has been a director of Graco since February 2001 and is a director of ADC Telecommunications, Inc.

Mark H. Rauenhorst

Mr. Rauenhorst, 53, is the President and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities, positions he assumed in 1999 and 2000, respectively. Beginning in 1996, he was President and Chief Executive Officer of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September 2000 and is a director of Opus Corporation and ConAgra Foods, Inc.

William G. Van Dyke

Mr. Van Dyke, 61, was Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products from August 2004 until his retirement in August 2005. He was Chief Executive Officer and President of Donaldson Company, Inc. from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since May 1995. Mr. Van Dyke is also a director of Polaris Industries, Inc. and Alliant Techsystems, Inc.

Directors whose terms continue until 2008:

Lee R. Mitau

Mr. Mitau, 58, is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. He assumed this position in 1995. Mr. Mitau has been a director of Graco since May 1990. He served as Chairman of the Board of the Company from May 7, 2002 until April 21, 2006. He currently is Chairman of the Board of H.B. Fuller Company.

Marti Morfitt

Ms. Morfitt, 49, is President and Chief Executive Officer of CNS, Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. She assumed this position in 2001. From 1998 to 2001, she was Chief Operating Officer of CNS, Inc. Ms. Morfitt will be leaving her position at CNS, Inc. effective March 31, 2007 as a result of the acquisition of CNS, Inc. by GlaxoSmithKline plc in December 2006. Ms. Morfitt has been a director of Graco since October 1995 and is a director of CNS, Inc.

David A. Roberts

David A. Roberts, 59, is Chairman, President and Chief Executive Officer of the Company. Mr. Roberts joined the Company in June 2001, as President and Chief Executive Officer. He was appointed Chairman as of April 21, 2006. Prior to joining Graco, he was Group Vice President of Marmon Group from 1996 to June 2001. Mr. Roberts has been a director of Graco since June 2001 and is a director of Franklin Electric Co., Inc. and Arctic Cat Inc.

Directors whose terms continue until 2009:

Robert G. Bohn

Mr. Bohn, 53, is Chairman, President and Chief Executive Officer of Oshkosh Truck Corporation, Oshkosh, Wisconsin, a designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency apparatus and military trucks. He assumed this position in January 2000. Mr. Bohn has been a director of Graco since June 1999, and is a director of Oshkosh Truck Corporation.

William J. Carroll

Mr. Carroll, 62, is a principal of Highland Jebco L.L.C., which provides advisory and consulting services to the automotive parts industry. He assumed this position in May 2006. He was the Director of Economic and Community Development for the city of Toledo, Ohio, a position he held from September 2004 until January 2006. From September 2003 to March 2004, Mr. Carroll was the President and Chief Operating Officer of Dana Corporation. Dana Corporation is engaged in the engineering, manufacturing and distribution of components and systems for vehicular and industrial manufacturers worldwide. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems Group of Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

Jack W. Eugster

Mr. Eugster, 61, was the Chairman, President and Chief Executive Officer of Musicland Stores, Inc., a retail music and home video company, from 1980 until his retirement in January 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Company, Inc., and Black Hills Corporation.

R. William Van Sant

Mr. Van Sant, 68, is the President and Chief Executive Officer of Paladin, a Dover Corporation company, which manufactures attachments for construction equipment. He assumed this position in August 2006. From 2003 until August 2006, Mr. Van Sant was Chairman of Paladin L.L.C, and from 2003 until November 2005, Mr. Van Sant was Chairman and Chief Executive Officer of Paladin. He has also been an Operating Partner with Norwest Equity Partners, a leading private equity firm, since 2001. He was Chairman and Chief Executive Officer of Nortrax, Inc., a national John Deere distributor of construction equipment from 1999 to 2001. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H.B. Fuller Company.

The Board of Directors, upon recommendation of the Governance Committee, recommends that shareholders vote FOR all nominees for election at the Meeting to terms expiring in 2010.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that Mr. Bohn, Mr. Carroll, Mr. Eugster, Mr. Gilligan, Mr. Mitau, Ms. Morfitt, Mr. Rauenhorst, Mr. Van Dyke and Mr. Van Sant are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. Roberts, the Company's Chairman, President and Chief Executive Officer. In making its determination regarding the independence of the directors, the Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between our Company and any independent director, including any business entity with which any independent director is affiliated.

In making its determination, the Board of Directors reviewed information provided by each of the directors and information gathered by the Company, and determined that none of the directors, other than Mr. Mitau, Mr. Rauenhorst and Mr. Van Dyke have any relationship with the Company, other than as a director and/or shareholder. The Board specifically considered that Mr. Mitau serves as Executive Vice President and General Counsel of U.S. Bancorp, to which our Company paid approximately $190,000 in 2006 for interest expense, trustee fees and banking services such as cash management, payroll accounts, credit card processing, wire transfers and letters of credit. The Board specifically considered that Mr. Rauenhorst serves as Chief Executive Officer of Opus Corporation and Chairman of Opus Northwest LLC, a wholly owned subsidiary of Opus Corporation, to which the Company paid approximately $1,230,000 in 2006 for the construction of an addition to the Company's Sioux Falls manufacturing facility. Finally, the Board specifically considered that Mr. Van Dyke serves on the executive committee of the Board of Overseers, Carlson School of Management, University of Minnesota ("Carlson"), to which our Company's charitable foundation made a donation of $100,000 in 2006 for undergraduate scholarships, and also serves as director of Urban Ventures Leadership Foundation ("Urban Ventures"), to which our Company's charitable foundation made a donation of $50,000 in 2006 for the construction of a youth leadership facility. The Board determined that neither the nature of the relationship between Opus Corporation, U.S. Bancorp, Carlson or Urban Ventures, on the one hand, and our Company, on the other hand, nor the amount of payments, was material to any one of the entities. Moreover, our Company concluded that Messrs. Mitau, Rauenhorst and Van Dyke do not have material interests in the foregoing transactions because they were not directly involved in the transactions, they do not derive any special benefits related to the transactions, and the transactions with each of Opus Corporation and U.S. Bancorp were the result of a competitive bidding process.

BOARD AND COMMITTEE SERVICE

On December 9, 2005, the Board reviewed Mr. Eugster's service on the board of directors of three other public companies and his service on the audit committees of three other public companies and determined that such service did not impair his ability to effectively serve on any one or all of the Board, Audit Committee or Management Organization and Compensation Committee of our Company. Effective February 13, 2007, Mr. Eugster no longer serves on the board of directors of Golf Galaxy, Inc. As a result, he now serves on the board of directors and audit committees of two other public companies.

MEETINGS OF THE BOARD OF DIRECTORS

During 2006, the Board of Directors met seven times. Attendance of the Company's directors at all Board and Committee meetings averaged 90.7 percent. During 2006, every current director attended at least seventy-five percent (75%) of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. Our Corporate Governance Guidelines require each director to make all reasonable efforts to attend the Company's Annual Meeting of Shareholders. In 2006, all of the directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, Chair of the Governance Committee of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee, and a Management Organization and Compensation Committee. Membership as of February 19, 2007, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
R. William Van Sant, Chair	Lee R. Mitau, Chair	Marti Morfitt, Chair
William J. Carroll	Robert G. Bohn	Robert G. Bohn
Jack W. Eugster	William J. Carroll	Jack W. Eugster
J. Kevin Gilligan	Marti Morfitt	J. Kevin Gilligan
Mark H. Rauenhorst	William G. Van Dyke	Lee R. Mitau
William G. Van Dyke	R. William Van Sant	Mark H. Rauenhorst

Audit Committee (8 meetings in fiscal 2006)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934. All of the Audit Committee members are, in the judgment of the Board, financially literate. The Board has determined that Mr. Van Dyke and Mr. Van Sant are audit committee financial experts.

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, our compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. The Audit Committee Charter was most recently approved by the Board on September 23, 2005.

Governance Committee (3 meetings in fiscal 2006)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;
- Periodically evaluates the Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and
- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, committee charters, committee chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2006.

Management Organization and Compensation Committee (3 meetings in fiscal 2006)

The Management Organization and Compensation Committee has the following functions:

- Develops the Company's philosophy and structure for executive compensation;
- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;
- Reviews and discusses with management, and recommends to the Board the inclusion of, the Compensation Discussion and Analysis in the Company's annual proxy statement;
- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding performance on an annual basis;
- Administers the Company's stock option and other stock-based compensation plans; and
- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board who served on the Management Organization and Compensation Committee during 2006 was ever an officer or employee of the Company or any of its subsidiaries.

NOMINATING PROCESS

The Governance Committee acts as the nominating committee for the Board of Directors, having the responsibility for identifying director candidates and recommending nominees to the Board. Shareholders may nominate candidates for election to the Board. Recommendations should be made in writing and addressed to the Governance Committee, in care of the Secretary of the Company, at the Company's corporate headquarters. Our by-laws provide that timely notice must be received by the Secretary not less than ninety (90) days prior to the anniversary of the date of our Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in the Company's stock register; (iii) the number of shares of capital stock of the Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of the Company, if elected.

The Governance Committee will recommend for nomination as directors individuals who, in the judgment of the Committee, will be able to make a significant contribution to the governance of the Company by virtue of their experience, background, current position with other organizations and/or expertise in a particular business discipline. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of our Company, and the disciplines represented by incumbent directors. The Board will endeavor at all times to have at least one director, who shall serve on the Audit Committee, who shall be independent and qualify as an audit committee financial expert as defined in the applicable rules of the Securities and Exchange Commission.

The Governance Committee identifies nominees for director in a number of ways, including recommendations from Committee members or other directors, research to identify candidates, and nominees recommended by shareholders. If appropriate, a recruiting firm may be used. At its meetings, the Committee discusses the number of new directors that may be needed and any particular expertise that may be desirable at the time. The Committee then discusses and evaluates each nominee, taking into account the nominee's experience, background, current occupation, and particular expertise, assessing the nominee's ability to make a significant contribution to the governance of the Company, expertise in a desired area, probable willingness to serve, ability to make the significant time commitment necessary to be a director of the Company, and other relevant factors. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

Once elected, all directors are subject to the standards in our Corporate Governance Guidelines which include, among others, the requirement to resign at age seventy-two (72), unless the Board waives such requirement, and the requirement to tender the director's resignation if his or her employment status significantly changes.

COMMUNICATIONS WITH THE BOARD

The Board of Directors welcomes the submission of any comments or concerns from shareholders or other interested parties. These communications will go directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board. If you wish to submit any comments or express any concerns to the Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Karen Park Gallivan, Vice President, General Counsel and Secretary
  P.O. Box 1441
  Minneapolis, Minnesota 55440-1441

- Email the Board at boardofdirectors@graco.com

CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation Committees, as well as the Company's Corporate Governance Guidelines and Conduct of Business Guidelines (code of ethics), are available on the Company's website at www.graco.com and may be found by selecting the "Investor Relations" section and then clicking on "Corporate Governance". Written copies may be obtained by any shareholder by submitting a written request to: Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440-1441, Attention: Corporate Secretary; or by email to boardofdirectors@graco.com.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of our Company for the fiscal year ended December 29, 2006 ("the financial statements") with both the Company's management and its independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by PCAOB Interim Auditing Standard AU Section 380, *Communication with Audit Committees*. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has also received written material addressing Deloitte's internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Members of the Audit Committee
Mr. R. William Van Sant, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Mark H. Rauenhorst
Mr. William G. Van Dyke

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from our Company's independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte"), and fees paid to Deloitte for services in the other fee categories during the fiscal years ended December 29, 2006 and December 30, 2005. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence. The Audit Committee pre-approved 100% of the services described below.

	Fiscal Year Ended 12/29/06	Fiscal Year Ended 12/30/05
Audit Fees[1]	$855,000	$843,000
Audit Related Fees[2]	18,000	7,000
Tax Fees[3]	87,000	68,000
Total	$960,000	$918,000

(1) Includes fees for the review of purchase accounting of $15,000 and $30,000 in 2006 and 2005, respectively. Also includes fees of $5,000 and $15,000 for consents in 2006 and 2005, respectively.

(2) Includes $11,000 for due diligence and $7,000 for accounting services in 2006. Includes fees for employee benefit plan audits and accounting services of $5,000 and $2,000 in 2005.

(3) Includes fees for tax compliance services of $48,000 and $54,000, and tax advice of $35,000 and $14,000, in 2006 and 2005, respectively.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Management Organization and Compensation Committee (for purposes of this Executive Compensation section, the "Committee") is responsible for establishing our executive compensation philosophy. The Committee believes that our total compensation program should:

- Globally source, attract and retain highly qualified executives
- Motivate executives to improve the Company's financial position and increase shareholder value
- Provide total compensation that is competitive with other manufacturing companies of comparable sales volume and financial performance and that may adjust above or below the market median as a result of the Company's financial performance
- Align pay to balance the Company's short- and long-term objectives
- Maintain a strong link between pay and performance by placing a substantial portion of the total pay at risk
- Promote collaboration and teamwork across our organization
- Provide a total compensation pay mix that includes both fixed and variable, cash and non-cash, and short-term and long-term components

The Committee applies these philosophies in selecting compensation elements. Additionally, the Committee reviews competitive market and trend data, peer company performance and market data, internal equity among executive officers, individual and company performance, and cost when determining levels of compensation.

Executive Officer Compensation Processes

The Committee uses the following resources, processes and procedures to help it effectively perform its responsibilities:

- Executive sessions without management present to discuss various compensation matters, including the compensation of our Chairman, President and Chief Executive Officer ("CEO")
- An independent executive compensation consultant who advises the Committee from time to time on compensation matters
- An annual review of all executive compensation and benefit programs for competitiveness, reasonableness and cost-effectiveness
- Program design and competitive market data are benchmarked for each component of total compensation using an industry peer group and a larger group of similarly sized manufacturing companies

Executive Compensation Consultant

The Committee has the authority under its Charter to engage the services of outside consultants, to determine the scope of the consultants' services and to terminate such consultants' engagement. In 2006, the Committee engaged Hewitt Associates ("Hewitt") as its independent outside executive compensation consultant to advise the Committee on certain matters related to executive compensation including:

- A competitive compensation review of the CEO and other executive officer positions
- Executive compensation trend data
- Observations on the design of the Company's short- and long-term incentive programs
- A competitive analysis of executive defined benefit pension and restoration plan designs
- A manufacturing peer group financial performance review and a named executive officer compensation market analysis of the twenty peer companies

Hewitt has not been retained by management of the Company, and, in 2006, received no other compensation from the Company for executive compensation services.

Role of Management in Executive Compensation Decisions

Our management is involved in the following executive compensation processes:

- The Chief Administrative Officer ("CAO") and Compensation Manager develop or oversee the creation of written background and supporting materials for distribution to the Committee prior to its meetings
- In those years when the Committee does not retain an executive compensation consultant, certain compensation professionals employed by the Company, including the CAO and the Compensation Manager, (together the "Compensation Group") together conduct an executive compensation competitive market analysis using independent survey data
- The CEO, CAO, Vice President, General Counsel and Secretary, and Compensation Manager all attend the Committee's meetings but leave during the non-employee director executive sessions
- The CEO, CAO, and Compensation Manager review executive officer compensation competitive analyses (excluding the CEO) and annually present and make recommendations to the Committee relating to bonus and long-term incentive plan designs and changes, if warranted. The CEO annually recommends to the Committee base salary adjustments and long-term incentive awards in the form of stock-based grants for all executive officers, excluding the CEO
- Immediately following the Committee's executive sessions, the Chair of the Committee provides the CAO with a summary of the executive session decisions, actions and underlying rationale for implementation as appropriate

Benchmarking

The Committee annually reviews benchmarking data consisting of total compensation and each of its three elements: base salary, annual incentives, and long-term incentives. The Committee targets base salaries to be at the median of manufacturers with similar sales volume. Levels of short- and long-term incentive compensation may be adjusted above or below median commensurate with our financial performance compared to the peer group. In determining 2006 executive compensation, the Committee used surveys published by Towers Perrin and Hewitt to benchmark the competitiveness of each element of total compensation for the Company's named executive officers. For 2007, the Committee only used Hewitt survey data because, unlike the Towers Perrin standard data, it was limited to manufacturing companies.

Survey benchmark positions were selected by the Committee to determine salary range midpoints based on market medians. The named executive officer benchmark positions include those of chief executive officer, chief financial officer, top manufacturing executive, and business unit executive. Additionally, the data gathered from the survey reflected manufacturing companies with similar levels of revenue. The median market data for the business unit and top manufacturing executive positions were averaged to create one midpoint for all of the incumbents in these positions. This method was established to provide better internal equity and flexibility in assigning business unit and manufacturing executives to other positions.

Additionally, a peer group comparison of named executive officer positions is conducted every other year by our executive compensation consultant to validate the Hewitt survey data and analysis. The peer companies selected are based on industry, size, and location. Approximately twenty companies comprise the peer group. In 2006, the companies included Actuant Corporation, A.O. Smith Corporation, Arctic Cat Inc., Briggs & Stratton Corporation, CICOR International Inc., Donaldson Company, Inc., Flowserve Corporation, Franklin Electric Co., Inc., Gardner Denver Inc., IDEX Corporation, MTS Systems Corporation, Nordson Corporation, Pentair Inc., Regal-Beloit Corporation, Robbins & Myers Inc., Roper Industries Inc., Tecumseh Products Company, Tennant Company, The Toro Company, and Watts Water Technologies Inc. In comparing financial performance, the Committee evaluates three-year sales growth, three-year earnings per share growth, operating margin, three-year total shareholder return, and market capitalization. Hewitt's 2006 Executive Compensation Summary Report showed that Graco's financial results exceeded the median financial performance of the twenty companies comprising our peer group.

Components of the Executive Compensation Programs

The primary elements of the Company's executive compensation programs are:

- Base salary
- Annual cash incentive
- Stock-based awards
- Benefits and perquisites
- Severance and change-in-control

Each year when the Committee reviews competitive market data for each of the benchmark executive positions, it looks at total compensation in addition to each of its three elements, which include base pay, annual cash incentive, and long-term incentives. After analysis of this data and discussion among the Committee members, the Committee determines the dollar allocation among each of the three elements. Although the Committee has not established specific ratios for each of the compensation elements, it strives to maintain a reasonable and competitive balance between the fixed and variable components.

Base Salary

The Committee provides base salaries to executives to attract and retain talent, provide competitive compensation for the performance of the executives' basic job duties, and recognize individual contributions to the Company's financial performance. Base salaries may be adjusted at the discretion of the Committee. The Committee generally targets base salary levels at the median of market data collected through our benchmarking process. Adjusting base salaries to achieve or approach median is consistent with the Committee's philosophy.

In December of each year, the CEO provides the Committee with an evaluation of each executive officer's performance, other than his own, covering the prior twelve months and his recommendation for base salary adjustments. The base salary adjustments are based on several considerations, which may include individual performance, salary comparison to market data, market projection for executive base salary adjustments, experience, internal pay relationships, potential assignments, and retention considerations. The Committee reviews the competitive market data and base salary adjustments recommended by the CEO. All executive officer base salaries for the next calendar year are approved by the Committee at its December meeting, and become effective January 1. In addition, an executive session is held at the Committee's December meeting to determine the base salary adjustment for the CEO. Management does not provide a CEO base adjustment recommendation to the Committee.

During this session the Committee reviews the CEO's performance over the past year. It considers the CEO's expertise, market knowledge, decision-making, other leadership capabilities, and Board contributions. Additionally, the Committee evaluates the CEO's performance against annual objectives established at the beginning of the year. The Committee also reviews the CEO's base salary in comparison to competitive market data of manufacturing companies with similar sales volume. Following discussion, the Committee approves the CEO's base salary for the next calendar year, which becomes effective January 1.

On January 1, 2006, Mr. Roberts, Chairman, President and CEO, received a 10% increase in base salary, bringing his base salary to $617,100. He received a 10% increase because his 2005 base salary fell below the median of the competitive market data, he successfully completed several strategic initiatives, and the Company achieved a strong financial performance in 2005. The other named executive officers received an increase ranging from 2% to 6%. The adjustments were based on their positions as compared with the competitive market data, individual performance, and internal equity considerations among the executives. Except for Mr. Roberts, the increases that these executives received were in line with the market projection for executive base salary adjustments.

In December 2006, the Committee increased Mr. Roberts' base salary to $654,100 effective January 1, 2007. He received a 6% increase because the Company's financial performance in 2006 was strong and his base salary fell below the competitive market median data. The other named executive officers received an increase ranging from 4% to 6%. These base increases approved for the foregoing named executive officers became effective January 1, 2007 and were based on their positions compared to competitive market data, individual performance, and internal equity considerations among our executives. The increases that these executives received were in line with the market projection for executive base salary adjustments.

Annual Cash Incentive

At the beginning of each year the Committee establishes an annual incentive opportunity for the CEO and the other executive officers. A separate bonus plan (the "Executive Officer Annual Incentive Bonus Plan") has been created for the CEO to qualify his annual cash incentive as performance-based to ensure 162(m) deductibility under the Internal Revenue Code. A separate annual incentive plan (the "Executive Officer Bonus Plan") applies to the other executive officers. The Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, together, are referred to as the "Annual Incentive Plans". The Annual Incentive Plans are designed to motivate our executives to increase the Company's sales and earnings by offering an incentive that rewards year-over-year sales and earnings growth. Potential payout under the Annual Incentive Plans is expressed as a percent of base salary. The Committee reviews market data for the annual incentive element before determining the relationship between performance targets and the bonus payout range. If minimum performance levels are not achieved, there is no payout. A specific financial performance threshold must be attained in order to earn an incentive. The annual incentives, to the extent earned, are paid in cash in March following the calendar year end and are based upon the Committee's determination of actual performance against the pre-established targets.

At its Committee meeting in February 2006, the Committee approved the participation of the CEO and other executive officers in their respective Annual Incentive Plans for 2006. The maximum payout levels for 2006 were 150% of base salary for the CEO and 105% of the base salaries for the other executive officers. In 2007, the maximum payout levels will remain the same. The Committee established two financial measures for these plans, consisting of net sales and net earnings growth over the prior year. The measures were equally weighted. Increases in net sales and net earnings growth were selected as the metrics against which to measure the officers' performance for the annual incentive plan because the Committee desires to motivate the officers to achieve profitable business growth consistent with the Company's aggressive long-term financial objectives.

The 2006 incentive award payouts were based upon the achievement of specified levels of growth in net sales and net earnings of the Company. The minimum and maximum sales growth targets established for 2006 were 100% and 112% of prior year, respectively. The minimum and maximum earnings growth targets established were 95% and 120% of prior year, respectively. Net sales of $816.5 million in 2006 represents an increase in net sales of 12% over 2005, and net earnings of $149.8 million in 2006 represent an increase in net earnings of 19% from 2005, which, together, led to the payout awards.

The Committee has the authority to make adjustments to the incentive payout award based on unanticipated or special circumstances. For the 2006 incentive award program, the Committee decided to exclude the expense related to stock-based compensation when determining achievement of the net earnings financial objective. This adjustment was made because 2006 financial results included stock-based compensation expenses, while 2005 did not. The Committee made the adjustment so both periods could be measured on a consistent basis for purposes of determining net earnings growth.

At its February 2007 meeting, the Committee again approved net sales and net earnings growth as the performance metrics. Each of the measures will be weighted equally. In 2007, Mr. Roberts will participate in the Executive Officer Annual Incentive Bonus Plan with a minimum payout of 0% and a maximum payout of 150% of base salary to be paid. The other executives participate in the Executive Officer Bonus Plan with a minimum payout of 0% and a maximum payout of 105% of base salary to be paid.

CEO Awards

Under this program, individual discretionary awards, in an aggregate amount not to exceed $200,000, may be made each year to recognize the significant contributions of selected employees, including executive officers. Mr. Roberts, based on input from his management team, determines the recipients of these monetary awards each year. In February 2007, CEO Awards were granted to fourteen employees, two of whom are named executive officers. The Committee approved an award to each of Messrs. Rescorla and Sutter in the amount of $10,000 at its February 16, 2007 meeting for significant contributions made by them during the 2006 fiscal year.

Stock-based Awards

The Company's executive long-term incentive program, through stock-based awards, rewards the Company's executive officers for the Company's performance over a period of time typically exceeding three years. This long-term incentive program (the "LTI Program") is structured to align the financial interests of the executive officers with those of Company shareholders. The Committee believes that equity-based compensation ensures that the executives have a continuing stake in the long-term success of the Company.

The 2006 LTI Program consisted solely of stock options granted to executive officers under the Graco Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The stock option grant feature of the LTI Program is designed to promote the growth of our stock price by offering officers a financial stake in the Company. The Committee believes that executive officers having a financial stake will be motivated to put forth sustained effort on behalf of the Company's other shareholders to support the continuous growth of the Company's share price. The LTI Program also promotes the interests of the Company and its shareholders through the attraction and retention of experienced and capable leaders.

The Committee typically grants stock-based awards to each executive officer at its regularly scheduled February meeting. The Board sets the February meeting date several months in advance. Under the terms of the Stock Incentive Plan, the Committee must approve all stock option grants for officers. In 2006, executive officers were awarded non-qualified stock options with an exercise price equal to the fair market value of the Company's common stock on the grant date, defined in the Stock Incentive Plan as the closing price of the stock on the day immediately preceding the grant date. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

The number of shares covered by the stock options granted in 2006 to each executive officer was determined by reviewing competitive long-term incentive market data for each of the benchmarked executive officer positions in addition to considering the current exercise price. The Committee granted the same number of shares to each of the executive officers reporting to the CEO given its determination that each of such officers significantly impacted the Company's performance. The Committee considers, except in the case of the award to the CEO, the recommendation of the CEO for such awards. Other factors considered by the Committee in determining the numbers of stock options granted to each executive officer include the number of shares granted in previous years, the previous year's financial performance of the Company, the dilutive effect on the Company's shareholders, and the allocation of overall share usage attributed to executive officers.

In February 2006, Mr. Roberts was granted an option for 140,000 shares, which reflected an increase of 40,000 shares over those granted in 2005. The increase in the number of shares was due to the Committee's assessment of the Company's superior financial performance in 2005 and Mr. Roberts' achievement of key strategic initiatives. The other executive officers were each granted an option for 22,500 shares because they all significantly impacted the Company's financial results. The grant date fair market value of the options awarded was $41.36 per share.

In February 2007, the Committee granted Mr. Roberts an option for 140,000 shares. Each of the other executive officers was granted 22,500 stock options. The Committee granted the same number of shares to each of the other executive officers due to their overall contributions to the Company's performance in 2006.

Benefits and Perquisites

In an effort to attract and retain talented employees, the Company offers retirement, health and welfare programs competitive within its local markets (the "Benefit Programs"). The only Benefit Programs offered to executive officers either exclusively or with terms different from those offered to other eligible employees include the following:

- Supplemental Retirement Benefit. This unfunded supplemental retirement benefit arrangement provides certain executives with a benefit of $10,000 per year payable for ten (10) years in monthly installments commencing upon retirement. If an eligible participant elects to retire and receive this benefit prior to reaching age sixty five (65), the benefit amount will be reduced by one-half of one percent (0.5%) for each month by which the participant's retirement precedes his or her sixty-fifth (65th) birthday. Mr. Graner is the only active executive officer eligible for this benefit.

- Restoration Plan. Since the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, the Company has established the Graco Inc. Restoration Plan. This plan is a nonqualified excess benefit plan designed to provide retirement benefits to eligible participants as a replacement for those retirement benefits reduced under the Graco Employee Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. In 2006, the Committee approved the removal of the restoration plan maximum benefit cap of $170,000, thus restoring the benefits lost by operation of the foregoing Code sections. As a result, the operation of the Plan's provisions are now the same as those applicable to all other eligible employees. The decision was based on competitive data and input from an executive compensation consultant retained by the Committee to benchmark this element.

  On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, will be credited with one-and-one-half years of service under the Restoration Plan for each year worked until retirement. This decision was based upon the Committee's review of benchmarking data and its desire to provide Mr. Roberts with retirement benefits closer to the market median.

- Supplemental Long-term Disability Program. Each executive officer is enrolled in an individual executive long-term disability plan. The premiums are paid by our Company. Each plan provides the executive with a monthly disability benefit of up to $20,149 in the event of the executive's long-term disability.

- Other Perquisites. The Company provides few other perquisites to its executive officers. We reimburse executives for certain financial planning expenses to encourage the executives to maximize the value of their compensation and benefit programs. In 2006, the maximum amount reimbursable for financial planning was $10,000 for the CEO and $7,000 for all other executive officers. In order to motivate the executives to receive appropriate preventative medical care to support their continued health and productivity, the Company offers executive officers with an executive physical examination program through the Mayo Clinic. This program provides a physical examination every other year for executives from age 40 through 49, and every year for executives age 50 and older. Executives may be reimbursed and/or receive a tax gross-up for certain limited spousal travel and entertainment events.

Severance and Change-in-Control.

Upon termination of employment upon certain circumstances (other than a termination following a change in control of the Company), severance benefits may be paid to the named executive officers. The severance benefits payable to Mr. Roberts are addressed in his severance agreement, discussed below. The separation terms for executive officers, excluding the CEO, whose employment is involuntarily terminated without cause by the Company are reviewed and approved by the Committee on a case by case basis, although it has been the general practice of the Company to provide twelve months base salary to the terminated executive officer or until the officer secures other employment, if such employment occurs within the twelve month period, subject to execution of a written release. The Committee has the discretion to consider other elements of separation pay and benefits including, but not limited to, payment by our Company of the employee's COBRA premiums and outplacement benefits.

Severance Agreement with Chief Executive Officer

The Company entered into a severance agreement with Mr. Roberts when he was hired in June 2001. The Company offered Mr. Roberts this competitive benefit in order to motivate him to join the Company as President and CEO. The agreement provides that Mr. Roberts will be paid an amount equal to two years of his then current base salary and a prorated bonus based on actual performance in the year the termination occurs, and he will be reimbursed for COBRA premiums for a period of eighteen months if he is terminated involuntarily for other than gross and willful misconduct.

Change-in-Control

The Company has entered into change-in-control agreements with the CEO and each of the named executive officers. The Board has decided that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of the executives in the event of a change in control. The Committee believes it is imperative to diminish the inevitable distraction of the executives by the personal uncertainties and risks created by a pending or threatened change in control. By offering an agreement that will financially protect the executive in the event their employment is terminated in connection with a change in control, the Committee believes each executive's full attention and dedication to the Company will be enhanced to facilitate an orderly transition.

The agreements provide that covered executive officers will be entitled to certain base salary and annual cash incentive levels during employment for a two-year period, and severance benefits under certain conditions following a change-in-control event. If the CEO or executive officer terminates employment for "good reason" or is terminated for reasons other than cause, death, or disability, within two years of the change-in-control date the benefits include:

- A lump sum cash payment equal to a prorata portion of the annual bonus amount that would have been paid had termination not occurred, but not less than the annual bonus at midpoint;
- A lump sum cash payment equal to two times the sum of (a) the executive officer's then current annual base salary and (b) the annual bonus at midpoint;
- Continuation of health and welfare benefits at active employee rates for a period of two years;
- An additional two years of service for purposes of calculating the benefits due under the Company's retirement plans; and
- A tax "gross-up" payment sufficient to compensate the executive officer for any excise tax imposed by Section 4999 of the Internal Revenue Code, and for any taxes imposed on such gross-up.

The Committee considers the salary and bonus amounts offered by the agreements to be reasonable and appropriate for executive officers who may not be in a position to readily obtain comparable employment. The Board has approved the accelerated vesting of all outstanding stock options upon an involuntary termination without cause, or a voluntary termination with "good reason", following a change in control because it believes that to do so is reasonable and because accelerated vesting is a customary component of competitive stock option programs for peer companies. The Committee believes it is reasonable for the Company to provide a tax "gross up" to executive officers who are subject to the twenty percent excise tax levied by the federal income tax laws on the amounts that the Committee has determined to pay to executives in the event of a change in control.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million in compensation per year on the amount that the Company may deduct with respect to each of its Named Executive Officers. This limitation does not apply to compensation that qualifies as "performance-based compensation." Annual cash incentives and stock option awards constitute performance-based compensation and will generally be fully deductible. The Committee believes that all incentive compensation paid to the executive officers for fiscal year 2006 will be deductible for federal income tax purposes. However, the Committee reserves the flexibility to approve elements of compensation for specific officers in the future that may not be fully deductible when the committee deems the compensation appropriate in light of its philosophies.

Report of the Management Organization and Compensation Committee

The Management Organization and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Management Organization and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Members of the Management Organization and Compensation Committee
Ms. Marti Morfitt, Chair
Mr. Robert G. Bohn
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Lee R. Mitau
Mr. Mark H. Rauenhorst

Summary Compensation Table for Fiscal Year Ended December 29, 2006

The table below summarizes the total compensation paid to or earned by the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and our three most highly compensated executive officers (collectively "Named Executive Officers" or "NEOs"; individually a "Named Executive Officer" or "NEO"), based on total compensation (excluding changes in pension value and nonqualified deferred compensation earnings) during the fiscal year ended December 29, 2006.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Option Awards[3] ($)	Non-equity Incentive Plan Compensation[1,4,5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
David A. Roberts Chairman of the Board, President and Chief Executive Officer	2006	617,100		942,080	914,318	170,000	19,867	2,663,365
James A. Graner Chief Financial Officer and Treasurer	2006	238,500		373,034	242,692	283,000	26,026	1,163,252
Charles L. Rescorla Vice President, Manufacturing Operations	2006	236,221	10,000	416,769	244,996	82,000	26,283	1,016,269
Dale D. Johnson Vice President, Contractor Equipment Division	2006	277,930		199,461	288,254	97,000	17,988	880,633
Fred A. Sutter Vice President, Applied Fluid Technologies Division	2006	227,900	10,000	184,271	236,365	46,000	21,334	725,870

(1) Amounts of compensation deferred are included in Salary and Non-Equity Incentive Plan Compensation in the year earned.
(2) Compensation includes any awards made under the CEO Award Program.
(3) The amounts reported in the Option Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in the Company's financial statements for option grants made under the Amended and Restated Graco Inc. Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Options Awards Column found on page 20 immediately following this Summary Compensation Table.
(4) The amounts represent awards under the Executive Officer Annual Incentive Bonus Plan or the Executive Officer Bonus Plan, as applicable. See narrative preceding the Grants of Plan-Based Awards table found on page 21.
(5) At its February 2006 meeting, the Management Organization and Compensation Committee selected Mr. Roberts for participation in the Executive Officer Annual Incentive Bonus Plan and at its February 16, 2007 meeting certified that Mr. Roberts was entitled to a payout at 99% of maximum payout opportunity. Mr. Roberts received a bonus of $914,318, which was 148% (150% x 99% = 148%) of his 2006 base salary paid. In February 2006, the MOCC selected the NEOs other than Mr. Roberts for participation in the Executive Officer Bonus Plan and at its February 16, 2007 meeting, certified that such NEOs were entitled to a payout at 99% of maximum payout opportunity. They each received a bonus equal to 104% (105% x 99% = 104%) of their base salary paid in 2006.
(6) The amount shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflects the aggregate change in the actuarial present value of the NEO's accumulated benefit under the qualified Graco Employee Retirement Plan, nonqualified excess benefits plan known as the Graco Inc. Restoration Plan, and the Supplemental Executive Retirement Plan ("SERP") as follows: Mr. Roberts: $24,000 (qualified pension) and $146,000 (nonqualified restoration); Mr. Graner: $79,000 (qualified pension), $202,000 (nonqualified restoration), and $2,000 (SERP); Mr. Rescorla: $25,000 (qualified pension) and $57,000 (nonqualified restoration); Mr. Johnson: $32,000 (qualified pension) and $65,000 (nonqualified restoration); Mr. Sutter: $12,000 (qualified pension) and $34,000 (nonqualified restoration).
(7) The amounts shown in the All Other Compensation column reflects the following for each NEO: Mr. Roberts: $2,400 for an executive physical, $920 for financial planning, $1,106 for miscellaneous travel, $1,579 for spousal travel, $1,305 for gross-up payments on travel expenses, $5,597 in incremental cost for long term disability coverage, and $6,600 for a matching contribution to the Employee Investment Plan; Mr. Graner: $4,778 for an executive physical, $7,000 for financial planning, $1,341 for miscellaneous travel, $977 for spousal travel, $1,127 for gross-up payments on travel expenses, $4,203 in incremental cost for long term disability coverage and a $6,600 for a matching contribution to the Employee Investment Plan; Mr. Rescorla: $4,414 for an executive physical, $455 for financial planning, $1,382 for miscellaneous travel, $5,964 for spousal travel, $3,569 for gross-up payments on travel expenses, $3,899 in incremental cost for long term disability coverage and $6,600 for a matching contribution to the Employee Investment Plan; Mr. Johnson: $1,868 for miscellaneous travel, $2,688 for spousal travel, $2,214 for gross-up payments on travel expenses, $200 for miscellaneous perquisites, $4,418 in incremental cost for long term disability coverage and $6,600 for a matching contribution to the Employee Investment Plan; Mr. Sutter: $7,000 for financial planning, $1,285 for miscellaneous travel, $1,399 for spousal travel, $1,304 for gross-up payments on travel expenses, $201 for miscellaneous perquisites, $3,545 in incremental cost for long term disability coverage and $6,600 for a matching contribution to the Employee Investment Plan.

Supplemental Table to the Option Awards Column for Fiscal Year Ended December 29, 2006

Name	Grant Date	Shares Granted (#)	Expense Recorded in 2006 ($)
David A. Roberts	2/22/2002	90,000	20,824
	2/21/2003	108,000	123,775
	2/20/2004	120,000	203,601
	2/18/2005	100,000	207,288
	2/17/2006	140,000	386,592
Total			942,080
James A. Graner	2/22/2002	11,250	2,603
	2/21/2003	18,000	20,629
	2/20/2004	18,000	30,540
	2/18/2005	15,000	31,093
	2/17/2006	22,500	288,169(1)
Total			373,034
Charles L. Rescorla	2/22/2002	22,500	5,206
	2/21/2003	27,000	30,944
	2/20/2004	27,000	45,810
	2/18/2005	22,500	46,640
	2/17/2006	22,500	288,169(1)
Total			416,769
Dale D. Johnson	2/22/2002	22,500	5,206
	2/21/2003	27,000	30,944
	2/20/2004	27,000	45,810
	2/18/2005	22,500	46,640
	2/17/2006	22,500	70,861(2)
Total			199,461
Fred A. Sutter	2/22/2002	16,875	3,904
	2/21/2003	22,500	25,786
	2/20/2004	27,000	45,810
	2/18/2005	22,500	46,640
	2/17/2006	22,500	62,131
Total			184,271

(1) As of December 31, 2006, Mr. Graner and Mr. Rescorla were eligible for retirement and under the plan all options granted to them would vest upon retirement. As a result, all options granted to them in 2006 were fully expensed in 2006.

(2) Mr. Johnson will be eligible for retirement in 2009. Options granted in 2006 will be expensed over the requisite service period.

Grants of Plan-Based Awards in 2006

On February 17, 2006, the Management Organization and Compensation Committee awarded a non-qualified stock option to each executive officer, including the NEOs, under the Amended and Restated Graco Inc. Stock Incentive Plan (2006). The amounts shown in the column entitled "All Other Option Awards: Number of Securities Underlying Options" reflect the number of common shares covered by the stock option granted to each NEO. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. The Amended and Restated Graco Inc. Stock Incentive Plan (2006) requires the exercise price of an option to be the fair market value of the shares on the date of the grant. The fair market value of the shares is defined as the last sale price on the day preceding the date of grant, unless otherwise determined by the Committee. The Committee has not changed this definition.

Under the Executive Officer Annual Incentive Bonus Plan, the payout to Mr. Roberts, upon achievement of applicable financial measures, ranges from a minimum of 0% to a maximum of 150% of his annual base salary.

Under the Executive Officer Bonus Plan, the payout to the NEOs, upon achievement of applicable financial measures, ranges from a minimum of 0% to a maximum of 105% of their annual base salary.

Grants of Plan-Based Awards Table for Fiscal Year Ended December 29, 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Minimum ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)(1)	Closing Market Price of Common Stock on Grant Date ($/sh)(2)	Grant Date Fair Value of Option Awards ($)(3)
David A. Roberts	2/17/06	0	617,100	925,650	140,000	40.68	41.10	1,793,050
James A. Graner	2/17/06	0	163,800	245,700	22,500	40.68	41.10	288,169
Charles L. Rescorla	2/17/06	0	165,355	248,032	22,500	40.68	41.10	288,169
Dale D. Johnson	2/17/06	0	194,551	291,826	22,500	40.68	41.10	288,169
Fred A. Sutter	2/17/06	0	159,530	239,295	22,500	40.68	41.10	288,169

(1) Closing market price on 2/16/2006.
(2) Closing market price on 2/17/2006.
(3) The grant date present value was $12.8075 per share. Fair value was determined by multiplying by the number of shares by grant date present value.

Outstanding Equity Awards at Fiscal Year Ended December 29, 2006

The following table summarizes the outstanding equity awards held by each Named Executive Officer at fiscal year ended December 29, 2006.

Name	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	(#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David A. Roberts	0	140,000(2)	40.68	2/17/2016
	25,000	75,000(3)	38.13	2/18/2015
	60,000	60,000(4)	27.91	2/20/2014
	81,000	27,000(5)	17.34	2/21/2013
	90,000	—(6)	18.39	2/22/2012
	112,500	—(7)	13.87	6/25/2011
James A. Graner	0	22,500(2)	40.68	2/17/2016
	3,750	11,250(3)	38.13	2/18/2015
	9,000	9,000(4)	27.91	2/20/2014
	13,500	4,500(5)	17.34	2/21/2013
	11,250	—(6)	18.39	2/22/2012
	11,250	—(7)	11.71	2/23/2011
Charles L. Rescorla	0	22,500(2)	40.68	2/17/2016
	5,625	16,875(3)	38.13	2/18/2015
	13,500	13,500(4)	27.91	2/20/2014
	20,250	6,750(5)	17.34	2/21/2013
	22,500	—(6)	18.39	2/22/2012
	22,500	—(7)	11.71	2/23/2011
	25,312	—(8)	9.09	2/24/2010
Dale D. Johnson	0	22,500(2)	40.68	2/17/2016
	5,625	16,875(3)	38.13	2/18/2015
	13,500	13,500(4)	27.91	2/20/2014
	20,250	6,750(5)	17.34	2/21/2013
	22,500	—(6)	18.39	2/22/2012
	45,000	—(7)	11.71	2/23/2011
	67,500	—(8)	9.09	2/09/2010
	8,438	—(9)	6.37	2/22/2009
Fred A. Sutter	0	22,500(2)	40.68	2/17/2016
	5,625	16,875(3)	38.13	2/18/2015
	13,500	13,500(4)	27.91	2/20/2014
	16,875	5,625(5)	17.34	2/21/2013
	16,875	—(6)	18.39	2/22/2012
	16,875	—(7)	11.71	2/23/2011

(1) All data reflect the three-for-two stock splits distributed on June 6, 2002 and March 30, 2004.

(2) These options, granted on February 17, 2006, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(3) These options, granted on February 18, 2005, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(4) These options, granted on February 20, 2004, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(5) These options, granted on February 21, 2003, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(6) These options, granted on February 22, 2002, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(7) These options, granted on June 25, 2001 to Mr. Roberts and all other named executive officers on February 23, 2001, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(8) The options, granted to Mr. Johnson on February 9, 2000, have a 10-year term and become exercisable in equal installments over five years, beginning with the second anniversary of the grant date. The options, granted to all other named executive officers on February 24, 2000, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(9) These options, granted February 22, 1999, have a 10-year term and become exercisable in equal installments over four years, beginning with the second anniversary of the grant date.

Options Exercised and Stock Vested in 2006

None of the Company's NEOs exercised any stock options or vested in restricted stock awards during the fiscal year ended December 29, 2006.

Equity Compensation Plan Information at Fiscal Year Ended December 29, 2006

The following table provides information about shares that may be issued under our Company's various stock option and purchase plans at December 29, 2006:

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	3,080,600	$23.24	5,147,241
Equity compensation plans not approved by security holders[1]	875,422	30.22	—
Total	3,956,022	$24.79	5,147,241

[1] The Company maintained one plan that did not require approval by shareholders. The Employee Stock Incentive plan ("ESIP") is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan, the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of the grant. Authorized shares remaining under the ESIP were cancelled as of April 21, 2006, with future grants to be made under the Amended and Restated Stock Incentive Plan (2006).

Change in Control and Post-Termination Payments

Change in Control

Each of the named executive officers and the other executive officers and certain other key employees, have entered into change of control agreements with us (singularly "Agreement; collectively the "Agreements"). The change in control period is defined to extend for two years from the date the Agreement is executed. Each year this period is automatically extended for one year so as to terminate two years from the annual anniversary of date of the Agreement, unless we give the executive notice that we do not wish to extend this period.

A change of control is generally defined in the Agreements to have occurred if (i) a person other than a trust person (as defined in the Agreement) acquires beneficial ownership of 25% or more of our outstanding common stock, except acquisitions directly from us, by us, by our employee benefit plan, or by the executive or a group of which he is a part; (ii) members of the Incumbent Board (as defined in the Agreement) cease to be in the majority on the Board; (iii) the shareholders approve a reorganization, merger, consolidation or statutory exchange of our outstanding common stock, or approve a sale or other disposition of all or substantially all of our assets; or (iv) the shareholders approve a complete liquidation or dissolution of the Company.

Each Agreement provides that for two years after a change in control there will be no adverse change in the executive's duties and responsibilities, compensation program, benefits or other circumstances, provided that nothing will restrict the right of the executive or us to terminate the employment of the executive. If the executive's employment is terminated by us for any reason other than for good cause, death or disability, or by the executive for "good reason" (as defined in the Agreement), within two years following the change in control, the executive will be entitled to certain benefits. These benefits include the executive's annual base salary yet to be paid through the date of termination, the higher of (1) the midpoint between the minimum and maximum bonus for the fiscal year in which the termination occurs, and (2) the amount payable to the executive under the Annual Bonus Plan had the termination not occurred pro-rated for the number of days in the current fiscal year through the date of termination, two times the executive's annual base salary, and two times the midpoint between the minimum and maximum bonus for the fiscal year in which the termination occurs. Any unvested options held by the executive will become immediately and fully exercisable on the day following the change of control. The executive officers' employee benefit coverage will be continued for a minimum of two years following the date of termination. This will include, without limitation, medical, dental, disability, salary continuance, group life insurance, and accidental death and travel accident insurance. For purposes of the Graco Employee Retirement Plan and the nonqualified Graco Inc. Restoration Plan, the executive officers will be considered to have remained employed until two years after the date of termination and to have retired two years after the date of termination.

Excise Tax/Gross-Up Payments

If, upon a change in control, the executive is subject to certain excise taxes or any interest or penalties pursuant to Section 280G of the Internal Revenue Code, as amended, (the "Code") or any successor provision, the executive will be entitled to receive an additional gross-up payment equal to, including without limitation, any income taxes and excise tax imposed upon the gross-up payment, and any interest or penalties imposed with respect to such taxes.

The payments to which the executive is entitled are subject to reduction in the event the payments would constitute a parachute payment within the meaning of Section 280G of the Code, provided that the reduction does not exceed $25,000. If the reduction would exceed $25,000, there will be no reduction and we will make an additional gross-up payment to the executive in the amount that will put the executive in the same after-tax position as if no excise tax under the Code had been imposed as discussed above.

Termination Arrangements

In the event Mr. Roberts' employment is terminated involuntarily for other than gross or willful misconduct, he will be paid an amount equal to two years of his then base salary. He will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. We will also reimburse him for any premiums for our health plans he elects under COBRA. As of December 31, 2006, he was considered fully vested in our pension and restoration plan.

If Mr. Roberts' employment is terminated due to death or disability, he will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. Mr. Roberts will be entitled to receive death and disability benefits. In accordance with the Graco Stock Incentive Plan, all unvested options held by Mr. Roberts will vest upon the date of termination.

The separation terms for executive officers, excluding the CEO, whose employment is involuntarily terminated by the Company without cause are reviewed and approved by the Management Organization and Compensation Committee on a case by case basis, although it has been the general practice of the Company to continue to provide twelve months base salary to the terminated executive officer subject to execution of a written release. The Management Organization and Compensation Committee has the discretion to consider other elements of separation pay and benefits, including but not limited to payment by our Company of the employee's COBRA premiums and outplacement benefits.

Non-Incremental Compensation Payable Upon All Terminations

Each named executive officer is eligible for the following benefits as part of our standard practice or policy, however the benefits are not triggered by the any specific termination reason. Incremental amounts for each of these benefits are disclosed in the Summary Compensation Table, Potential Payments Upon Termination or Following a Change in Control Table, or Retirement Benefits Table.

Per the Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, each participant is eligible to receive a prorated bonus based on the amount of base salary earned during the fiscal year and the bonus percentage paid for that year for a termination due to death, disability or retirement. All unvested stock option awards provided to any employee will automatically be accelerated and fully vested in the event the employee is terminated due to death, disability or retirement. Participants in the Graco Employee Retirement Plan, the Graco Inc. Restoration Plan and the Supplemental Executive Retirement Plan would receive the accumulated pension benefits over their lifetime, a specific defined time or at the time of their retirement. These amounts are reflected in column (d) of the Retirement Benefits Table. All of our employees are eligible to receive payment for any credited but unused vacation time. Each named executive officer would receive reimbursement for any miscellaneous travel and spousal travel perquisites and associated tax gross-up payments when incurred during the fiscal year.

The following Table describes the potential payments and benefits, other than those available generally on a nondiscriminatory basis to all salaried employees, provided upon termination of employment or following a change in control for each of the named executive officers calculated as if the termination occurred on December 29, 2006.

Potential Payments Upon Termination Following a Change in Control for Fiscal Year Ended December 29, 2006

Name	Involuntary (Not for Cause) or Good Reason Termination Following Change in Control[1,2,3] ($)	Involuntary (Not for Cause) Termination[4] ($)	Retirement/Death ($)	Disability[5] ($)
David A. Roberts	4,597,424	1,234,000		258,000
James A Graner	789,460[7]	234,000	10,000[6]	164,312
Charles L. Rescorla	783,776[7]	236,221		157,788
Dale D. Johnson	1,251,644	277,930		185,724
Fred A. Sutter	1,064,127	227,900		152,208

(1) Actuarial present value of the accumulated benefit and the accompanying valuation method and assumptions applied for the qualified Graco Employee Retirement Plan, the nonqualified Graco Inc. Restoration Plan and the SERP may be found in the Pension Benefits Table and the accompanying narrative on page 27.

(2) The incremental benefit amount using additional pay and earnings based on 2006 base pay and target bonus amounts.

(3) Assuming December 31, 2006 termination date, current year bonus would be paid in accordance with the Annual Incentive Plans. See Non-Equity Incentive Plan Compensation column and accompanying footnotes in the Summary Compensation Table on page 19.

(4) Reflects two years of base salary for Mr. Roberts and 12 months of base salary for the other NEOs.

(5) Assumes NEO is not age 65 and will be disabled for a full calendar year. Benefit reflects an annualized amount that would be paid on a monthly basis and would cease if NEO reaches age 65 or is no longer disabled. In the event Mr. Graner becomes disabled prior to reaching age 65, he is eligible for an annual benefit of $5,000 for every year he is disabled up to age 65, death, or when he ceases to be disabled, whichever occurs first.

(6) Mr. Graner is eligible for an annual benefit upon his retirement or death, paid in monthly payments to him or his beneficiary for a period of 10 years starting with his retirement or the 1st month following the month of death.

(7) The value of Mr. Graner's and Mr. Rescorla's respective unvested options have not been included in this table because their vesting will occur whether the termination is the result of a change in control or otherwise (so long as such termination is not for cause) due to each of them having satisfied all requirements for retirement eligibility (age 55 and 10 years of service or upon reaching age 65).

Pension Benefits

Graco Employee Retirement Plan (1991 Restatement)

The Graco Employee Retirement Plan (The "Retirement Plan") is a funded defined benefit plan designed to coordinate with Social Security benefits to provide a basic level of retirement benefits for all eligible employees. Eligible executive officers participate in our tax-qualified defined benefit pension plan on the same terms as the rest of our eligible employees. Each of the named executive officers is eligible for benefits under the Retirement Plan.

Benefits for those eligible under the Retirement Plan consist of a fixed benefit, which is designed to provide retirement income at age 65 of 43.5% of average monthly compensation, less 18% of Social Security covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of the five consecutive highest years' cash compensation during the last ten years of service, divided by sixty. The Retirement Plan defines eligible cash compensation as base salary, holiday pay, income earned outside of the United States but paid in the United States, annual bonus, CEO award, sales incentive, area differential, short-term disability payments, vacation pay and paid out accrued vacation, deferrals made under a cash or deferred agreement under Code section 401(k), contributions to a plan established under Code section 125, and transit and parking reimbursements made under Code section 132. Benefits under the Retirement Plan vest upon five years of benefit service.

Normal retirement age is defined as sixty-five (65). Early retirement is available to participants age fifty-five (55) with five (5) years of vesting service. The monthly amount of a participant's benefit when retiring prior to age sixty-five (65) will be reduced by one-half of one percent (0.5%) for each month by which the date of the participant's pension benefit is to begin prior to the participant turning age sixty-five (65).

The default form of pension benefit is a single life annuity that provides a monthly benefit for the life of the participant. A participant may elect an optional form of payment. The optional forms available are survivor annuity form or a term certain form. A survivor annuity form is an annuity that is payable monthly to and for the lifetime of the participant with a survivor annuity that is payable monthly after the participant dies to and for the lifetime of a participant's designated joint annuitant in an amount equal to fifty percent (50%) or sixty-six and two-thirds percent (66 2/3%) or one hundred percent (100%) (as elected by the participant) of the amount payable during the joint lives of the participant and the designated joint annuitant. The value of the amounts payable in the survivor annuity form shall be actuarially equivalent to the value of the amounts payable in the single life annuity form. Term certain form is a form of annuity, that is payable monthly to and for the lifetime of the participant or, if longer, for one hundred twenty (120) or one hundred eighty (180) months, as elected by the participant before his pension is to begin.

Graco Inc. Restoration Plan (2005 Statement)

Because the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan (the "Restoration Plan"). This plan is a nonqualified unfunded excess benefit plan designed to provide retirement benefits to eligible executives as a replacement for the retirements benefits limited under the Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. The Restoration Plan provides comparable level retirement benefits as a percentage of compensation as those provided to other employees.

An employee that is a participant in the Retirement Plan, and has experienced a legislative reduction in benefits under the Graco Employee Retirement Plan due to limitations imposed by Section 415 of the Code, Section 401(a)(17) of the Code, or who have experienced a reduction in benefits due to participant contributions to the Graco Deferred Compensation Plan (2005 Restatement), and is selected for participation shall be eligible to participate in the Plan.

Benefits under the Restoration Plan are based on the formula contained in the Retirement Plan. The Plan shall pay as a benefit to a participant the excess, if any, of the amount that would have been payable to the participant under the Retirement Plan if such benefit had been determined without regard to the benefit limitations under Section 415 of the Code, or to the compensation limitation of section 401(a)(17) of the Code. Although the benefit amount is based on the formula in the Retirement Plan, no elections or optional forms of settlement under the Graco Employee Retirement Plan shall apply to the benefits under the Graco Inc. Restoration Plan. A participant's benefit shall commence as of the first day of the month after the later of (i) the date the participant attains age sixty-two (62), or (ii) the participant separates from service. In the case of a distribution to a key employee (as defined in IRS Code section 409A) where the timing is based on the key employee's separation from service, the date of the distribution to the key employee shall be the first day of the month following the date that is six (6) months after the date of the key employee's separation from service.

If the participant is married at the time distribution of a participant's benefit is to commence, a participant's benefit is to be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity will be paid over the life of the participant with the annuity reduced and fifty percent of the annuity paid to the spouse after the participant's death if the spouse survives the participant. The annuity shall not be subject to the rules governing qualified joint and survivor annuities under the Code. If a participant is single at the time distribution of a participant's benefit is to commence, the participant's benefit is to be paid in a single life annuity. If the value of a participant's benefit under the plan is ten thousand dollars ($10,000) or less as of the date the participant's benefit is to commence, the benefit shall be paid in a single lump sum payment.

In 2006, the Committee approved an increase to the maximum benefit cap on the Restoration Plan. The cap previously in effect limited the aggregate annual retirement benefits of the Graco Employee Retirement Plan (1991 Restatement) and the Graco Inc. Restoration Plan (2005 Restatement) benefits combined to a maximum of $170,000. The maximum was removed to provide a comparable level of retirement benefits as a percentage of compensation as those provided to other employees. This decision was based on competitive benchmarking data provided by an outside consultant. The increase of the cap had no negative impact on the financial statements.

On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, will be credited with one-and-one-half years of service under the Restoration Plan for each year worked until retirement.

The actuarial present values of accumulated benefits as of December 31, 2006 for both the 1991 and 2005 Restatements are reflected in the Present Value of Accumulated Benefit Column of the Pension Benefits for 2006 table below. The actuarial present values are based on the valuation method and the assumptions applied in the calculations.

Supplemental Executive Retirement Plan

The Company desires to retain the services of Mr. Graner and realizes that if he were to enter into competition with the Company, it may suffer a financial loss. Therefore, the Company entered into an agreement with Mr. Graner to provide him one additional unfunded supplemental retirement benefit of $10,000 per year guaranteed payable for ten years via 120 monthly installments.

The agreement acknowledges that Mr. Graner may retire on the first of any month coincident with or following the completion of five years of service and attainment of age fifty-five. If Mr. Graner elects to retire prior to the age of sixty-five, the benefit amount will be reduced by one half of one percent for each month by which his retirement precedes age sixty-five.

Mr. Graner agrees that, as long as he continues to receive monthly payments, he will not directly or indirectly enter into or in any manner take part in any business, profession or other endeavor either as an employee, agent, independent contractor, owner or otherwise which in the opinion of our board of directors shall be in competition with the business of our company.

Benefits reflected in the following Table are based on either age 65 or the earliest date the NEO would receive unreduced benefits. Messrs. Graner and Johnson are eligible for unreduced benefits upon reaching age 62 and Mr. Sutter upon reaching age 64.

Retirement Benefits at Fiscal Year Ended December 29, 2006

Name	Plan Name	Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
David A. Roberts	Graco Employee Retirement Plan (1991 Restatement)	5.6	117,000	—
	Graco Inc. Restoration Plan (2005 Statement)	5.6	476,000	—
James A. Graner[2]	Graco Employee Retirement Plan (1991 Restatement)	32.8	1,030,000	—
	Graco Inc. Restoration Plan (2005 Statement)	32.8	669,000	—
	Supplemental Executive Retirement Plan	N/A	65,000	—
Charles L. Rescorla[2]	Graco Employee Retirement Plan (1991 Restatement)	18.6	323,000	—
	Graco Inc. Restoration Plan (2005 Statement)	18.6	243,000	—
Dale D. Johnson	Graco Employee Retirement Plan (1991 Restatement)	30.9	568,000	—
	Graco Inc. Restoration Plan (2005 Statement)	30.9	694,000	—
Fred A. Sutter	Graco Employee Retirement Plan (1991 Restatement)	11.8	132,000	—
	Graco Inc. Restoration Plan (2005 Statement)	11.8	83,000	—

(1) For details regarding the assumptions, please refer to the Graco Inc. 2006 Form 10-K, Part II, Item 8 Financial Statements and Supplementary Data.
(2) Mr. Graner and Mr. Rescorla are eligible for early retirement benefits under all three plans.

Nonqualified Deferred Compensation

The Graco Deferred Compensation Plan (2005 Statement) (the "Deferred Compensation Plan") is a nonqualified, unfunded, deferred compensation plan under section 409A of the Internal Revenue Code. This plan was adopted following the freezing of the Graco Inc. Deferred Compensation Plan (1992 Restatement) effective December 31, 2004. Only a select group of management or highly compensated employees are eligible for the current Plan.

A participant in this Plan may elect to defer one percent to fifty percent of his or her base salary or advance sales incentive and/or one percent to one hundred percent of his or her annual bonus and year-end sales incentive award. The Plan uses measurement funds to value the performance of the participants' accounts. Participants can select one or more measurement funds and allocate their accounts in whole percentages. Participants have the ability to change their measurement funds on a daily basis. Participants are fully vested in the funds credited to their account at all times.

Upon enrollment in the Plan, the participant elects the year distributions are to begin and the form of distribution. The participant may elect a one-time change to the year in which the distribution is to begin. The election shall delay the first distribution date for at least five years after the date the distributions would have begun under the original election. Participants have the ability to select between the following distribution forms: lump sum or annual installments for five, ten or fifteen years. In the event of a separation from service, the account will be distributed as soon as administratively possible on the January next following the date of separation from service. Key employee (as defined by IRS Code section 409A) distributions where the timing of the distribution is based on separation from service, the date of distribution shall be the first of the month following the date that is six months after the date the key employee separated from service.

Effective December 31, 2004, Graco froze the Graco Inc. Deferred Compensation Plan (1992 Restatement). A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) could have deferred one percent to twenty-five percent of his or her base salary or advance sales incentive and/or one percent to fifty percent of his or her annual bonus and year-end sales incentive award. The Graco Inc. Deferred Compensation Plan (1992 Restatement) provided a guaranteed interest rate equal to the ten year United States Treasury Note rate in effect on the last business day of November preceding the new calendar year. Participants are fully vested in the funds credited to their account at all times.

A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) is eligible for distribution upon his retirement on or after the date he attains age fifty-five and completes at least five years of service. The monthly amount of a participant's benefit will be determined by dividing their account balance by the number of months of the payout period that was irrevocably selected by the participant upon enrollment or the number of months necessary to provide a minimum monthly payment of $1,000.

As of December 31, 2006, Mr. Roberts was the only eligible named executive officer to elect to contribute to the Plan in fiscal 2006.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
David A. Roberts	24,684	—	7,474	—	108,855(3)
James A. Graner	0(4)	—	9,641	—	219,514(5)

(1) The executive contributions have been included in the executive officer's salary reflected in Salary column of the Summary Compensation Table.

(2) The measurement funds available under the Graco Deferred Compensation Plan (2005 Statement), and their annualized returns as of December 31, 2006, were as follows:

Fund	Asset Category	Ticker	Rate of Return (%)
Columbia Acorn USA Z	Small Growth	AUSAX	8.28
Wells Fargo Stable Return G	Stable Value	DSRF1	4.79
AIM Basic Value A	Large Blend	GTVLX	13.17
American Funds EuroPacific Gr R4	Foreign Large Blend	REREX	21.83
American Funds Grth Fund of Amer R5	Large Growth	RGAFX	11.24
Davis Opportunity A	Mid-Cap Blend	RPEAX	17.59
Vanguard Institutional Index	Large Blend	VINIX	15.78
Western Asset Core Plus Bond Instl	Intermediate Bond	WACPX	6.81

(3) Mr. Roberts' aggregate balance includes his balance in the Graco Inc. Deferred Compensation Plan (1992 Restatement) and his balance in the Graco Deferred Compensation Plan (2005 Statement).

(4) Mr. Graner did not contribute to the Graco Deferred Compensation Plan (2005 Statement) during 2006.

(5) Mr. Graner is a participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) only.

DIRECTOR COMPENSATION

During 2006, the annual retainer for each non-employee director of our Company, except the non-employee Chairman, was $32,000. The non-employee Chairman was paid at the rate of $60,000 per annum through April 21, 2006. At the Board meeting held on April 21, 2006, David A. Roberts, our President and CEO, was elected Chairman, a position for which he receives no compensation. There are also annual retainers for $5,000 for the chairs of the Governance Committee and Management Organization and Compensation Committee, and $7,500 for the chair of the Audit Committee. From January through April 2006, the non-employee directors received a meeting fee of $1,000 for each Board meeting attended. From May through December 2006, the meeting fee was $1,500 for each Board meeting attended. The meeting fee for the Governance Committee and the Management Organization and Compensation Committee is $1,000 per meeting. The meeting fee for the Audit Committee is $1,200 per meeting. Attendance by telephone at any Board or Committee meeting is paid one-half of the fee for in-person attendance. All retainer and meeting fees are paid in arrears.

On February 16, 2007, the Board of Directors, upon recommendation by the Governance Committee, approved an increase from $1,000 to $1,200 for the Management Organization and Compensation Committee and Governance Committee meeting fees, and an increase from $5,000 to $7,500 for the Management Organization and Compensation Committee chair's annual retainer. These changes become effective May 1, 2007, and were based upon a review of the median data from two survey sources and data reported by a group of twenty peer companies.

A non-employee director may elect to receive shares of our common stock instead of cash for all or part of the director's annual retainer (including committee chair retainer) and meeting fees. A director may choose to receive the shares currently or defer receipt until the director leaves the Board, at which time the director may receive the shares in a lump sum or installments. Payments, whether in a lump sum or by installments, shall be made in shares of common stock, plus cash in lieu of any fractional share. When our Board declares a dividend, the director's deferred stock account is credited with additional shares of stock in an account held by a trustee in the name of the non-employee director equivalent to the number of shares that could be purchased with the dividends at the current fair market value of the shares.

Under the Amended and Restated Graco Inc. Stock Incentive Plan (2006), non-employee directors receive an annual option grant of 3,600 shares on the date of the Company's annual meeting of shareholders. In 2006, non-employee directors were eligible to receive an initial option grant of 3,600 shares upon first joining the Board. Options granted under the Plan are non-statutory, have a ten-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value of the stock on the date of grant, as defined in the Plan. The Plan defines "fair market value" as the last sale price of the stock as reported by the New York Stock Exchange on the date immediately prior to the date of grant.

In February 2001, the Board terminated the retirement benefit for non-employee directors, which provided that, upon cessation of service, non-employee directors who have served for five full years will receive quarterly payments for five years at a rate equal to the director's annual retainer in effect on the director's last day of service on the Board. Retirement payments will be made in accordance with the retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

Director Compensation Table for Fiscal Year Ended December 29, 2006

The following table summarizes the total compensation paid to or earned by the members of our Board of Directors during the fiscal year ended December 29, 2006.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4,5,6] ($)	Total ($)
Robert G. Bohn	172	42,578	78,319	—	121,069
William J. Carroll	45,750	—	78,319	—	124,069
Jack W. Eugster	8,000	41,350	34,548	—	83,898
J. Kevin Gilligan	—	49,450	78,319	—	127,769
Lee R. Mitau	—	60,083	78,319	—	138,402
James H. Moar[7,8]	11,700	26,350	104,394	—	142,444
Martha A. Morfitt	—	49,000	78,319	—	127,319
Mark H. Rauenhorst	205	46,045	78,319	—	124,569
William G. Van Dyke	—	54,075	78,319	—	132,394
Robert W. Van Sant	—	51,225	34,548	—	85,773

[1] Mr. Carroll elected to receive all his retainer and meeting fees in cash. Mr. Bohn and Mr. Rauenhorst elected to receive all of their retainer and meeting fees in shares of stock plus cash in lieu of any fractional share. Mr. Eugster elected to receive 25% of his retainer in cash and 75% in deferred stock. The Board accepted Mr. Moar's resignation at the September 22, 2006 Board meeting. In accordance with the terms of the Non-Employee Director Stock and Deferred Stock Program, Mr. Moar received his third quarter retainer and meeting fees solely in cash.

[2] During all or a portion of their service on the Board, Messrs. Carroll, Eugster, Gilligan, Mitau, Moar, Rauenhorst, Van Dyke, Van Sant and Ms. Morfitt have elected to defer the receipt of stock. The amounts in the Stock Awards column reflect the sum of the fair market value of the stock for each of the four calendar quarters. Fair market value is based on the closing price of the stock on the last trading day of the calendar quarter. The Deferred Stock Account balances as of 2006 year end are as follows: Mr. Carroll – 11,997 shares; Mr. Eugster – 2,912 shares; Mr. Gilligan – 8,725 shares; Mr. Mitau – 24,313 shares; Mr. Moar – 8,040 shares; Ms. Morfitt – 14,569 shares; Mr. Rauenhorst – 8,026 shares; Mr. Van Dyke – 19,663 shares; and Mr. Van Sant – 3,528 shares.

[3] Each non-employee director received an annual option grant of 3,600 shares on April 21, 2006, the date of the annual meeting of shareholders. The grant date fair market value of the options issued to the non-employee directors in 2006 was $48.95 per share. The amounts reported in the Option Awards column are the same as the compensation cost recognized pursuant to SFAS No. 123(R) in our financial statements for option grants made under the Graco Stock Incentive Plan, unreduced by estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Options Awards Table found on Page 31 immediately following the Directors Compensation Table. The assumptions used in calculating these amounts are discussed in Note A to the Consolidated Financial Statements in our 2006 Form 10-K, filed with the Securities and Exchange Commission on February 20, 2006. Aggregate number of outstanding option grants at year-end are as follows: Mr. Bohn – 8,737 unvested shares, 34,181 exercisable shares; Mr. Carroll – 8,737 unvested shares, 18,361 exercisable shares; Mr. Eugster – 10,050 unvested shares, 4,650 exercisable shares; Mr. Gilligan – 8,737 unvested shares, 23,213 exercisable shares; Mr. Mitau – 8,737 unvested shares, 46,835 exercisable shares; Mr. Moar – 26,325 exercisable shares; Ms. Morfitt – 8,737 unvested shares, 34,242 exercisable shares; Mr. Rauenhorst – 8,737 unvested shares, 26,588 exercisable shares; Mr. Van Dyke – 8,737 unvested shares, 46,835 exercisable shares; and Mr. Van Sant – 10,050 unvested shares, 4,650 exercisable shares.

[4] Prior to February 2001, non-employee directors who served five full years on the Board were eligible for a retirement benefit when they left the Board. In February 2001, the Board terminated this retirement benefit for those non-employee directors who had not met the five-year service level. Mr. Mitau, Ms. Morfitt and Mr. Van Dyke, who satisfied the service requirement in 2001, will receive this retirement benefit when they leave the Board.

[5] The assumptions that were made in calculating the aggregate change in the actuarial present value of the accumulated benefit are as follows:

- Discount rate: 5.75% as of December 31, 2006
- Retainer fee increases: 10.00% per year
- Retirement age: End of three-year term in which age 68 is attained
- Form of payment: Five-year certain (payable quarterly)

[6] The present value of the accrued benefit did not change from the 2005 calendar year to the 2006 calendar year. This was the due to a combination of two factors: change in the discount rate and no change to the retainer fee.

[7] James Moar resigned from the Board effective September 22, 2006.

[8] Upon Mr. Moar's resignation, all of his stock options became immediately exercisable. The options will expire three years from the effective date of his resignation.

Supplemental Table to the Director Option Awards Column, for Fiscal Year Ended December 29, 2006

Name	Grant Date	Shares Granted (#)	Expense Recorded ($)
Robert G. Bohn	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
William J. Carroll	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Jack W. Eugster	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	14,067
Total			34,548
J. Kevin Gilligan	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Lee R. Mitau	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
James H. Moar	5/6/2002	5,625	2,831
	5/5/2003	3,750	6,490
	4/22/2004	3,000	12,547
	4/22/2005	3,600	24,696
	4/21/2006	3,600	57,830
Total			104,394
Martha A. Morfitt	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Mark H. Rauenhorst	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
William G. Van Dyke	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Robert W. Van Sant	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	14,067
Total			34,548

CERTAIN BUSINESS RELATIONSHIPS

Mr. Roberts, our Chairman, President and Chief Executive Officer, is the brother-in-law of Gary Tepas, the President of EmKay, Inc. On June 17, 2002, we entered into an agreement with EmKay, Inc. for the lease and maintenance of approximately 164 vehicles and trailers. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002. On April 21, 2006, the Audit Committee of the Board of Directors reviewed the terms and conditions proposed by several fleet managers, which proposals were presented to us pursuant to a bidding process. One of the fleet managers was EmKay, Inc. The Audit Committee determined that the EmKay, Inc. terms were fair and in the best interests of our Company, and authorized the management of our Company to enter into certain lease and maintenance arrangements with EmKay Leasing and/or its affiliated entities ("EmKay"). The amount paid to EmKay for the fiscal year ended December 29, 2006, was approximately $2,080,000.

RELATED PERSON TRANSACTION APPROVAL POLICY

In February 2007, our Board of Directors adopted a written related person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company is a participant and in which a related person has a direct or indirect interest, other than the following:

- payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person;" and
- transactions generally available to all employees or all shareholders of our Company on the same terms.

The Audit Committee of our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction or, if it is not practicable to approve the transaction before commencement, the transaction will be submitted to the Audit Committee or chair of the Audit Committee for ratification as soon as possible. The Audit Committee or its Chair will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a related person transaction:

- the benefits to our Company;
- the impact on a director's independence;
- the availability of other sources for comparable products or services;
- the terms of the transaction and whether they are fair to our Company;
- the terms available to unrelated third parties or to employees generally; and
- whether the transaction is material to the Company.

The Audit Committee or its Chair may, in its or his sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person following certain procedures designated by the Audit Committee or its Chair.

BENEFICIAL OWNERSHIP OF SHARES

Director and Executive Officer Beneficial Ownership

The following information, furnished as of February 19, 2007, indicates beneficial ownership of the common shares of our Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2,3]	Percent of Common Stock Outstanding[4]	Phantom Stock Units
Robert G. Bohn	36,593		—
William J. Carroll	34,181		11,997
Jack W. Eugster	14,775		2,912
J. Kevin Gilligan	23,213		8,725
James A. Graner[2,5]	138,942		—
Dale D. Johnson	224,607		—
Lee R. Mitau	70,121		24,313
James H. Moar[6]	26,325		8,040
Marti Morfitt	59,257		14,569
Mark H. Rauenhorst	28,860		8,026
Charles L. Rescorla[2]	188,697		—
David A. Roberts[2]	496,632		—
Fred A. Sutter[2]	115,298		—
William G. Van Dyke	60,973		19,663
R. William Van Sant	8,775		3,528
All directors and executive officers as a group (21 persons)[7]	1,980,312	3.0%	

(1) Includes 1,358,230 shares with respect to which executive officers, and 268,130 shares with respect to which non-employee directors, have a right, as of February 19, 2007, to acquire beneficial ownership upon the exercise of vested stock options.

(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 348,748 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Graner, Rescorla and Roberts share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 16,008 shares held by The Graco Foundation, as to which Messrs. Roberts and Sutter share voting and investment power as directors.

(3) Beneficial ownership excludes units shown as phantom stock units, held by each individual non-employee director listed as of February 19, 2007, the record date. Each non-employee director listed has elected to acquire phantom stock in lieu of meeting and annual retainer fees. Upon termination of the director's service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through issuance of Graco shares, either in a lump sum or installments, by January 10 of the year following the separation of non-employee director from service. The information in this column is not required by the rules of the Securities Exchange Commission because the phantom stock units carry no voting rights and the non-employee director has no right or ability to convert the phantom stock to common stock within 60 days of February 19, 2007. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors have in the Company.

(4) Less than one percent (1%) if no percentage is given.

(5) Mr. Graner pledged 23,984 shares of Graco common stock for lines of credit totaling $1,200,000. The outstanding balance of the lines of credit as of December 29, 2006, remains at $0.

(6) Mr. Moar resigned from the Board effective September 22, 2006.

(7) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 2,345,068 shares, or 3.5% of the outstanding shares.

Principal Shareholder Beneficial Ownership

The following table identifies each person or group known to our Company to beneficially own as of February 19, 2007, more than five percent (5%) of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

Name of Shareholder	Beneficial Ownership	Percent of Class
Barclays Global Investors, N.A.(1)	4,308,240	6.40%

(1) Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on January 23, 2007. Barclay's Global Investors, N.A. reports sole voting power with respect to 2,665,619 shares and sole dispositive power with respect to 3,329,891 shares, Barclays Global Fund Advisors reports sole voting power with respect to 695,381 shares and sole dispositive power with respect to 698,789 shares; Barclays Global Investors, Ltd. reports sole voting power with respect to 81,242 shares and sole dispositive power with respect to 81,242 shares; Barclays Global Investors Japan Limited reports sole voting power with respect to 198,318 shares and sole dispositive power with respect to 198,318 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Company's executive officers, directors, and ten percent (10%) shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to our Company, or written representations that no reports were required, management believes that, except as set forth in this section, all reports were filed on a timely basis by reporting persons during and with respect to 2006. On December 23, 2005, Mr. Rauenhorst gifted 3,375 shares of Graco stock owned by him to the Mark and Karen Rauenhorst Family Foundation, a 501(c)(3) charitable foundation. The transaction was not reported on a Form 4 or Form 5 by February 2006.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has acted as independent registered public accounting firm for the Company since 1962. The Audit Committee of the Board, which has selected Deloitte as the independent registered public accounting firm for fiscal year 2007, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

The Audit Committee of the Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as the independent registered public accounting firm for fiscal year 2007.

PROPOSAL 3

PROPOSAL TO APPROVE THE EXECUTIVE OFFICER ANNUAL INCENTIVE BONUS PLAN

The Company is seeking shareholder approval of the Graco Inc. Executive Officer Annual Incentive Bonus Plan (the "Plan"). This Plan is substantially similar to the Executive Officer Annual Incentive Bonus Plan adopted by our shareholders at the Annual Meeting of Shareholders on May 6, 2003, which will expire on December 31, 2007. This proposed Plan will, if approved, be effective January 1, 2008 and expire on December 31, 2012. The Plan will be administered by the Management Organization and Compensation Committee of the Board. The Plan is intended to qualify compensation paid thereunder as "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) of the Code generally limits to $1 million our federal income tax deductions for compensation paid to named executive officers that is not performance-based compensation within the meaning of that section. Shareholder approval of the Plan is necessary every five years in order for the Plan to qualify under Section 162(m) so that the compensation paid under the Plan will not count toward the $1 million limitation on deductible compensation.

The Management Organization and Compensation Committee is composed solely of non-employee directors who are outside directors within the meaning of Section 162(m) of the Code. Participants in the Plan are the Chief Executive Officer and any of our other executive officers designated by the Committee within the first ninety (90) days of the fiscal year.

Participants shall be eligible for the payment of a bonus if certain performance targets are achieved. The performance targets are financial growth targets established by the Management Organization and Compensation Committee at the beginning of each fiscal year and must be directly tied to one or more financial measures, including, among other things, net earnings and net revenues. No payment may be made if the performance targets are not achieved. No adjustment of the award to any participant is permitted, but certain changes in status, such as death, retirement or disability, will cause the bonus payment to be pro-rated and resignation or termination prior to the end of the fiscal year will eliminate the bonus entirely. There is a $2,000,000 individual award limit in any fiscal year.

The Management Organization and Compensation Committee may amend the Plan prospectively and may terminate or curtail the benefits of the Plan.

The above description summarizes the principal features of the Plan, but is qualified in its entirety by reference to the text of the Plan which is set forth as Appendix A to this Proxy Statement.

Awards under the Plan will be based upon performance targets established with respect to each fiscal year. Accordingly, the amount of awards to be paid in the future to any participant cannot be determined at this time since the performance period has not yet been completed. Actual awards will depend upon actual performance measured against the attainment of the pre-established performance targets.

Assuming the shareholders approve the Plan, the Company will generally be entitled to a federal income tax deduction equal to the amount of ordinary income realized by the participant upon payment of a bonus. The amount of bonus received by a participant under the Plan will be included in the income of the participant at the time of payment and will be subject to tax at ordinary income rates.

The Board of Directors recommends that shareholders vote FOR approval of the Graco Inc. Executive Officer Annual Incentive Bonus Plan..

OTHER MATTERS

The Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

We did not receive a request from any shareholder that a matter be submitted to a vote at the 2007 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2008 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this statement no later than November 10, 2007.

Any shareholder proposal for the Annual Meeting in year 2008 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 21, 2008 to be considered.

You are respectfully requested to exercise your right to vote. You may do so by calling (1-800-560-1965), by accessing our website at www.eproxy.com/ggg, or by completing and signing the enclosed proxy card and returning it. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors

Karen Park Gallivan
Secretary

Dated March 6, 2007

NOTE: **Vote by telephone – call 1-800-560-1965**
Vote via the internet at www.eproxy.com/ggg

Appendix A

EXECUTIVE OFFICER ANNUAL INCENTIVE BONUS PLAN

1. **Definitions.** When the following terms are used herein with initial capital letters, they shall have the following meanings:

1.1 **Base Salary** – the base salary for each Participant as set forth in Schedule A

1.2 **Compensation Committee** - the Management Organization and Compensation Committee of the Board of Directors of Graco Inc.; it is intended that the Compensation Committee will satisfy the requirements of Section 162(m) of the Code by being comprised of two or more "outside directors."

1.3 **Code** - the Internal Revenue Code of 1986, as it may be amended from time to time, and any proposed, temporary or final Treasury Regulations promulgated thereunder.

1.4 **Company** - Graco Inc., a Minnesota corporation, and any of its affiliates that adopt the Plan.

1.5 **Eligible Employee** - the chief executive officer and any executive officer of the Company designated by the Compensation Committee.

1.6 **Participant** - an Eligible Employee designated by the Compensation Committee, at any time ending on or before the 90th day of each Performance Period, as subject to the Plan.

1.7 **Performance Period** - the Company's fiscal year.

1.8 **Plan** - this Executive Officer Annual Incentive Bonus Plan.

1.9 **Minimum Bonus Percentage** – the minimum potential bonus payout expressed as a percentage of the Participant's Base Salary as identified in Schedule B.

1.10 **Target Bonus Percentage** – the target potential bonus payout expressed as a percentage of the Participant's Base Salary as identified in Schedule B.

1.11 **Maximum Bonus Percentage** – the maximum potential bonus payout expressed as a percentage of the Participant's Base Salary as identified in Schedule B.

1.12 **Company Performance Target(s)** - the financial growth target(s) established by the Compensation Committee for a Performance Period and reflected in the percentages identified in Schedule C for each of minimum, target and maximum performance targets. The Company Performance Target(s) shall be directly tied to one or more of the following financial measures: consolidated pre-tax earnings, net revenues, net earnings, operating income, earnings before interest and taxes, cash flow, return on equity, return on assets, or earnings per share (hereinafter "Financial Measure(s)") for the applicable Performance Period, all as computed in accordance with generally accepted accounting principles as in effect from time to time and as applied by the Company in the preparation of its financial statements, and subject to other special rules and conditions as the Compensation Committee may establish at any time ending on or before the 90th day of the applicable Performance Period. Any Financial Measure may be stated in absolute terms or as compared to another company or companies. Such Financial Measures shall constitute the sole bases upon which the Company Performance Targets shall be based.

1.13 **Retirement** – when a Participant's employment is terminated and the Participant has, as of the date of termination, reached the age of 55 or more and has at least ten years of service with the Company, or has reached at least age 65.

2. **Administration.**

2.1 **Determinations must be made prior to each Performance Period** - At any time ending on or before the 90th day of each Performance Period, the Compensation Committee shall:

(a) designate the Participants in the Plan for that Performance Period;

(b) indicate the Base Salary of each Participant for the Performance Period by amending Schedule A in writing;

(c) establish Targeted Bonus Percentages for the Performance Period by amending Schedule B in writing; and

(d) establish Company Performance Target(s) for the Performance Period by amending Schedule C in writing.

2.2 **Certification** - Following the close of each Performance Period and prior to payment of any bonus under the Plan, the Compensation Committee must certify in writing that the Company Performance Target(s) and any other material terms were in fact satisfied.

2.3 **Shareholder Approval** - The material terms of the Plan shall be disclosed to and approved by shareholders of the Company in accordance with Section 162(m) of the Code. No bonus shall be paid under the Plan unless such shareholder approval has been obtained.

3. **Bonus Payment**

3.1 **Maximum** - Each Participant shall receive a bonus payment for each Performance Period calculated in accordance with the formula set forth in subparagraph 3.2 and in an amount not greater than the Participant's Maximum Bonus Percentage multiplied by the Participant's Base Salary.

3.2 **Formula** - Subject to other provisions of this Plan, each Participant shall receive a bonus payment for each Performance Period calculated as follows:

(a) Each of the Company Performance Targets shall be assigned a weight expressed as a percent of the Participant's Maximum Bonus Percentage.

(b) At the conclusion of each Performance Period, the percent of the Participant's Maximum Bonus Percentage achieved for each applicable Financial Measure shall be calculated.

(c) The percentages achieved by performing the calculation described in subparagraph 3.2(b) shall be added together and this sum shall be multiplied by the Participant's Maximum Bonus Percentage.

(d) The amount obtained by performing the calculation described in subparagraph 3.2(c) shall be multiplied by the Participant's Base Salary.

3.3 **Limitations**

(a) **No payment if Company Performance Targets not achieved** - In no event shall any Participant receive a bonus payment hereunder if the Company Performance Targets and all other factors on which the bonus payment is based are not achieved during the Performance Period.

(b) **No payment in excess of preestablished amount** - No Participant shall receive a payment under the Plan for any Performance Period in excess of Two Million Dollars ($2,000,000).

(c) **Pro-ration or elimination of Bonus payment** - Participation in the Plan ceases with resignation, termination, Retirement, death or long-term disability. A Participant who resigns or is terminated effective during the Performance Period is ineligible for a bonus payment. A Participant who Retires, dies or becomes eligible for long-term disability benefits under the Company's long-term disability benefit plan during the Performance Period will be paid a bonus based on a calculation performed in accordance with the provisions of subparagraph 3.2.

SCHEDULE A

BASE SALARY FOR PERFORMANCE PERIOD

BEGINNING ____________ AND ENDING ____________

Name	Base Salary
	Actual paid salary for the calendar year that most closely coincides with the Performance Period

SCHEDULE B

BONUS PERCENTAGE FOR PERFORMANCE PERIOD BEGINNING ______________ AND ENDING ____________

Name	Minimum Bonus Percentage as a Percentage of Base Salary	Target Bonus Percentage as a Percentage of Base Salary	Maximum Bonus Percentage as a Percentage of Base Salary

SCHEDULE C

COMPANY PERFORMANCE TARGETS
FOR PERFORMANCE PERIOD
BEGINNING _______________ AND ENDING ____________________

Financial Measure(s)	Company Performance Target(s) Weight	Minimum Company Performance Target(s)	Target Company Performance Target(s)	Maximum Company Performance Target(s)
	_____%	$ ____________	$ _______	$ ____________
	_____%	$ ____________	$ _______	$ ____________

GRACO

GRACO INC. WORLD HEADQUARTERS MINNEAPOLIS MINNESOTA WWW.GRACO.COM

Graco Inc. & Subsidiaries
10 Year Financial Summary

(In thousands, except per share amounts and other statistics)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Operations:										
Net Sales	$816,468	$731,702	$605,032	$535,098	$487,048	$472,819	$ 494,373	$450,474	$440,585	$423,897
Gross Profit	433,957	379,350	328,410	282,802	250,158	234,762	250,852	231,135	219,401	202,988
Percent of Sales	53.2%	51.8%	54.3%	52.9%	51.4%	49.7%	50.7%	51.3%	49.8%	47.9%
Operating Earnings	225,999	191,070	161,531	128,833	112,846	100,182	111,242	93,191	76,873	65,473
Percent of Sales	27.7%	26.1%	26.7%	24.1%	23.2%	21.2%	22.5%	20.7%	17.4%	15.4%
Net Earnings	149,766	125,854	108,681	86,713	75,625	65,266	70,108	59,341	47,263	44,716
Percent of Sales	18.3%	17.2%	18.0%	16.2%	15.5%	13.8%	14.2%	13.2%	10.7%	10.5%
Financial Position:										
Current Assets	$238,983	$213,898	$227,226	$256,106	$240,524	$155,497	$143,742	$137,989	$131,320	$156,292
Current Liabilities	128,929	111,581	96,773	187,947	80,214	73,253	81,841	78,263	82,966	68,980
Working Capital	110,054	102,317	130,453	68,159	160,310	82,244	61,901	59,726	48,354	87,312
Property, Plant & Equipment, Net	124,524	106,498	94,510	94,317	94,953	98,944	83,989	86,493	96,366	100,180
Total Assets	511,603	445,630	371,714	397,390	355,850	276,113	238,544	236,033	233,702	264,532
Long-term Debt (including current portion)	-	-	-	-	-	550	19,360	66,910	115,739	7,959
Shareholders' Equity	331,004	287,684	230,837	169,810	245,406	173,740	110,855	62,940	9,313	157,509
Capital (long-term debt plus shareholders' equity)	331,004	287,684	230,837	169,810	245,406	174,290	130,215	129,850	125,052	165,468
Cash Provided (used) By:										
Operations	$155,629	$153,224	$122,908	$109,807	$95,673	$89,181	$82,209	$76,148	$77,109	$36,281
Investing, excluding marketable securities	(64,402)	(131,472)	(19,164)	(28,772)	(11,958)	(45,885)	(9,678)	(17,833)	(9,761)	(18,119)
Financing	(102,541)	(65,123)	(153,833)	(69,843)	(5,660)	(28,641)	(68,558)	(56,255)	(77,519)	(15,201)
Other Data:										
Depreciation and Amortization	$26,046	$23,496	$17,808	$18,747	$18,080	$18,494	$15,452	$14,701	$13,736	$13,494
Property, Plant and Equipment Additions	33,652	19,904	16,893	15,515	12,253	30,203	14,523	9,140	11,962	20,109
Per Common Share:[1]										
Basic Net Earnings	$2.21	$1.83	$1.57	$1.25	$1.06	$0.94	$1.03	$0.87	$0.61	$0.52
Diluted Net Earnings	2.17	1.80	1.55	1.23	1.05	0.92	1.01	0.84	0.60	0.51
Dividends Paid	0.58	0.52	1.87 [2]	0.22	0.19	0.18	0.17	0.13	0.13	0.11
Shareholders' Equity	4.95	4.21	3.35	2.46	3.44	2.48	1.62	0.91	0.14	1.83
Other Statistics:										
Sales Growth	11.6%	20.9%	13.1%	9.9%	3.0%	-4.4%	9.7%	2.2%	3.9%	6.1%
Return on Average Shareholders' Equity	48.4%	48.5%	54.3%	41.8%	36.1%	45.9%	80.7%	164.3%	56.7%	31.5%
Return on Average Capital	48.4%	48.5%	54.3%	41.8%	36.0%	42.9%	53.9%	46.6%	32.5%	29.7%
Long-term Debt/Capital	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	14.9%	51.5%	92.6%	4.8%
Current Ratio	1.9	1.9	2.3	1.4	3.0	2.1	1.8	1.8	1.6	2.3

(1) All per share data has been restated for the three-for-two stock splits.
(2) Includes the special one-time dividend of $1.50 per share declared December 12, 2003.


N
694
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Marshall
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Sibley St.
Ramsey St.
TC
55
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Downtown Mpls.
94
35W
494
Graco Inc.
George Aristides Riverside Center (RI)
1150 Sibley Street N.E.
Minneapolis, MN 55413
Phone: 612-623-6639

GRACO INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, April 20, 2007
1:00 p.m. Central Time

George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413

GRACO®

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413

proxy

This Proxy is solicited by the Board of Directors for use at the Graco Inc. Annual Meeting on Friday, April 20, 2007.

The shares of common stock of Graco Inc. which you were entitled to vote on February 19, 2007, will be voted as you specify on this card.

By signing this proxy, you revoke all prior proxies and appoint David A. Roberts and James A. Graner as Proxies, each of them acting in the absence of the other, with full power of substitution, to vote your shares as specified on the reverse side and at their discretion on any other matter which may properly come before the Annual Meeting or any adjournment thereof.

SEE REVERSE FOR VOTING INSTRUCTIONS.

COMPANY #

There are three ways to vote your Proxy

Your telephone or Internet vote authorizes the named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE — TOLL FREE — 1-800-560-1965 — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until 12:00 noon (CT) on April 19, 2007.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions on the taped voice message to vote your shares.

VOTE BY INTERNET — http://www.eproxy.com/ggg/ — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 noon (CT) on April 19, 2007.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records, create an electronic ballot and vote your shares.

VOTE BY MAIL

Mark, sign and date your proxy card and return the card in the postage-paid envelope we've provided or return it to Graco Inc., c/o Shareowner Services℠, P.O. Box 64873, St. Paul, MN 55164-0873.

If you vote by Phone or Internet, please do not mail your Proxy Card

Please detach here

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of Directors: NOMINEES: 01 J. Kevin Gilligan 02 Mark H. Rauenhorst 03 William G. Van Dyke ☐ FOR ALL (except as marked) ☐ WITHHOLD FOR ALL

(INSTRUCTION: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm ☐ For ☐ Against ☐ Abstain

3. Approval of the Executive Officer Annual Incentive Bonus Plan ☐ For ☐ Against ☐ Abstain

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. A properly executed proxy will be voted in the manner directed by the person(s) signing below. If you make no choice, your proxy will be voted "FOR" Items 1, 2 and 3.

Address Change? Mark Box ☐ Indicate changes below:

Dated ______________________________, 2007

Signature(s) in Box

Please sign exactly as your name(s) appears at left. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.


MONGOLIA
GOBI DESERT
INNER MONGOLIA
MANCHURIA
Harbin
Changchun
Beijing
(Peking)
Taiyuan
Lanzhou
Xi'an
STANOVOY
LUZON
Quezon City

Annual Meeting

Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., April 20, 2007, at Graco's:

George Aristides Riverside Center
1150 Sibley Street Northeast
Minneapolis, Minnesota 55413.

Corporate Inquiries

Investors may obtain the Graco Inc. annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports by visiting the Graco website at www.graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attn: Investor Relations Coordinator
P.O. Box 1441
Minneapolis, Minnesota 55440-1441

Or call: (612) 623-6659

Shareholder Inquiries

Questions regarding dividend checks, dividend reinvestment, lost stock certificates, change of address or consolidation of accounts, should be directed to the Company's Transfer Agent and Registrar:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
Or call: (800) 468-9716.
In Minnesota: (651) 450-4064.
Monday – Friday, 7 a.m. – 7 p.m. CT.

Graco is an equal opportunity employer. Graco's EEO policy is on the Company's website at www.graco.com

DISPELLING *Myths*

END

GRACO

Graco Inc. World Headquarters Minneapolis Minnesota www.graco.com